      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             CARMIKE CINEMAS, INC.

               (Exact name of issuer as specified in its charter)

              DELAWARE                               7830                              58-1469127
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
         (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)

                             ---------------------

                                MARTIN A. DURANT
                  SENIOR VICE PRESIDENT-FINANCE, TREASURER AND
                            CHIEF FINANCIAL OFFICER
                             CARMIKE CINEMAS, INC.
                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
(Address, Including Zip Code, and Telephone Number, Including Area Code of Agent
                                  For Service)

                                WITH COPIES TO:

                   TERRY C. BRIDGES                                      ROBERT S. RISOLEO
                 TROUTMAN SANDERS LLP                                 LEE ANN ANDERSON MCCALL
           600 PEACHTREE STREET, SUITE 5200                             SULLIVAN & CROMWELL
                ATLANTA, GEORGIA 30308                             1701 PENNSYLVANIA AVENUE, N.W.
                    (404) 885-3000                                     WASHINGTON, D.C. 20006
                                                                           (202) 956-7500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
           TITLE OF SHARES                 AMOUNT TO BE             OFFERING              AGGREGATE              AMOUNT OF
          TO BE REGISTERED                  REGISTERED          PRICE PER SHARE         OFFERING PRICE        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.03 per
  share..............................    4,025,000 Shares          $27.25(1)           $109,681,250(1)            $10,091
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 Subject to Completion. Dated           , 2002.

                              CARMIKE CINEMA LOGO

                                3,500,000 Shares

                             CARMIKE CINEMAS, INC.

                                  Common Stock
                            ------------------------
     This is an offering of shares of common stock of Carmike Cinemas, Inc. Carmike is offering 3,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 500,000 shares. Carmike will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     The common stock is listed on the Nasdaq National Market under the symbol "CKEC". The last reported sale price of the common stock on June 6, 2002 was $27.25 per share.

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of our common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Carmike Cinemas, Inc. ........  $           $
Proceeds, before expenses, to the selling stockholders......  $           $

     To the extent that the underwriters sell more than 3,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 525,000 shares from Carmike and the selling stockholders at the initial price to the public less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on           2002.
GOLDMAN, SACHS & CO.                                                 UBS WARBURG
                            ------------------------
                       Prospectus dated           , 2002.

                           [INSIDE COVER ART TO COME]

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Except as otherwise indicated or required by the context, references to "we", "our" or "us" refer to Carmike Cinemas, Inc. and our predecessors.

                                  OUR COMPANY

     We are one of the largest motion picture exhibitors in the United States. We currently operate 310 theatres with 2,267 screens located in 35 states, making us the second largest exhibitor in the country by number of theatres and the third largest by number of screens. We target small- to mid-size non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000.

     The smaller size of our markets enables us to service our customers with fewer screens than would be necessary in larger markets. As a result, our theatre circuit has an average of 7.3 screens per theatre, lower than some of the other exhibitors. We believe, however, that our theatres, 65% of which have six or more screens, are sufficiently modern to provide a high quality moviegoing experience. Further, we believe that most of our markets are already adequately screened and that our smaller markets, in particular, cannot support significantly more screens. As a result, we do not expect many of our markets to be targeted by our competitors for new builds. We believe these factors will enable us to maintain our strong competitive position with limited capital expenditures.

     Additional benefits of operating in small- to mid-size markets include:

     - Less competition from alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports teams and cultural events are more likely available.

     - Lower likelihood of overbuilding by megaplex theatres. Our markets generally will not support new megaplex theatres, which we define as having 12 screens or more. Because most of our principal competitors are focused on building megaplexes, we believe this provides us with an additional measure of competitive protection.

     - Lower operating costs. We believe that we benefit from lower labor costs, lower occupancy costs, lower maintenance costs and lower land and lease costs than our competitors. For example, as of May 31, 2002, approximately 55% of our hourly employees work for the federal minimum wage. We also believe that our average rent per leased theatre is among the lowest in the industry. Additionally, we own 76, or approximately 25%, of our theatres, one of the highest percentages in the industry, which we believe provides us with further cost benefits.

     For the twelve months ended March 31, 2002, we generated $473.7 million in revenues and $86.2 million in EBITDA before non-cash compensation and asset impairment charges. We believe that our resulting EBITDA margin reflects our attractive cost structure and is among the highest in the industry. Our EBITDA as adjusted for the first quarter of 2002 was $24.2 million, a 91% increase over the same period in 2001.

                               OUR REORGANIZATION

     On January 31, 2002, we emerged from bankruptcy under chapter 11 of the U.S. bankruptcy code. When we voluntarily commenced the bankruptcy proceedings in August 2000, we had not defaulted on payment of any of our debt obligations. All of our creditors have been or are expected to be paid in full, with interest, for all of their permitted claims.

     In the course of our reorganization, we rejected leases on or closed 136 underperforming theatres. We also negotiated modifications to our leases on 35 additional theatres. In connection with the bankruptcy, we converted $45.7 million of debt and $55.0 million of preferred stock into equity. These actions decreased our ongoing interest obligations. We also agreed to pay, over a five-year period, the permitted claims of our general unsecured creditors, plus interest at an annual rate of 9.4%. We estimate that our aggregate liability at May 31, 2002 for general unsecured creditors is approximately $53.8 million. Because some of these claims are disputed, we cannot presently determine the ultimate liability that may result, which may be higher or lower. If we are unable to resolve these claims with the unsecured creditors, the bankruptcy court will settle these claims.

                                  OUR INDUSTRY

     According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenues have increased for ten consecutive years, growing at a compound annual rate of approximately 6%. This has exceeded growth in gross domestic product in seven of those ten years. In 2001, box office revenues reached a record high of $8.4 billion. This was driven in part by an increase of approximately 5% in attendance, which reached almost 1.5 billion for the year, also a record.

     We believe the growth in industry box office revenues has been and will continue to be driven in part by increased studio marketing expenditures. Movie studios have increased marketing expenditures per new film at a compound annual growth rate of approximately 10% since 1995, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.

     From the mid- to late-1990s, industry screen count grew faster than attendance, resulting in declining attendance and profitability per screen. As a result of this rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, began closing underperforming locations. At December 31, 2001, the domestic screen count had declined to 36,764. These actions have helped to reverse the trend of declining attendance per screen and increase the profitability of the industry. In the near term, we expect a further net decline in total industry screen count, with further screen closures and only modest new builds.

     For the first five months of 2002, a strong movie release calendar has helped maintain the industry's momentum. The top ten movies released in 2002 have grossed over $1.4 billion, an increase of 21.5% over the gross of the top ten films released during the comparable period in 2001. Total U.S. box office performance through May of 2002 reflected an increase in revenues of 15.3% and an increase in attendance of 11.3% over the same period in 2001. Typically, movie studios release films with the highest expected revenues during the summer and during the holiday period between Thanksgiving and Christmas, causing seasonal fluctuations in revenues.

                                  OUR STRATEGY

     Our strategic plan has four principal elements:

     - Maximize the cash flows of our existing theatre circuit;

     - Further reduce our debt;

     - Invest selectively in existing and new markets; and

     - Leverage the experience of our management team.

     Maximize the cash flows of our existing theatre circuit. Our goal is to continually increase our revenues while at the same time reducing costs. In addition to periodically increasing our ticket prices, typically in line with the rest of our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to "upsell" our patrons into larger sized concession products that carry higher margins.

     We regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service. Similarly, we approve capital expenditures only after rigorous assessment of our expected rate of return. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures going forward. Our 2002 budget for this purpose is $5.0 million, out of a total maximum capital expenditure budget of $20.0 million.

     Further reduce our debt. Our proceeds from this offering will be used to reduce our existing debt. We are committed to further reducing our leverage in the future through the use of our free cash flow. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.

     Invest selectively in existing and new markets. Given the size of our markets, we believe that many cannot support competitive theatre builds. In order to further protect our competitive position, we continuously modernize our theatre circuit. Since 1997, we have either built or refurbished 79% of our auditoriums. Refurbishment can include updating our seats, adding enhanced sound systems, including digital sound, or replacing furnishings.

     In addition, we leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theaters in growing markets with relatively low capital expenditures.

     Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our stockholders.

                                  RISK FACTORS

     Investing in our common stock involves risks that include continued popularity of movies, our leverage position, competition and other material factors. You should read carefully the section entitled "Risk Factors" beginning on page 7 for an explanation of these risks before investing in our common stock.
                            ------------------------

     We are a Delaware corporation with principal executive offices located at 1301 First Avenue, Columbus, Georgia 31901. Our telephone number is (706) 576-3400.

                                  THE OFFERING

Common stock offered by us       3,000,000 shares

Common stock offered by the
selling stockholders             500,000 shares

Common stock to be outstanding
immediately after this
offering                         11,991,262 shares

Use of proceeds                  Repayment of a portion of our outstanding debt

Nasdaq National Market symbol    CKEC

Over-allotment option            We and the selling stockholders have granted
                                 the underwriters a 30-day option to purchase up to 525,000 additional shares of common stock to cover over-allotments.

                             ABOUT THIS PROSPECTUS

     Information in this prospectus regarding market share, market position and industry data pertaining to our business consists of estimates based on data and reports compiled by industry professional organizations, such as the MPAA, industry analysts and our knowledge of our revenues and markets.

     We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for this data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate.

     Unless otherwise indicated, all share information in this prospectus does not include:

     - the underwriters' exercise of the over-allotment option;

     - approved grants of 780,000 shares to our CEO and 220,000 shares to other members of our senior management under our 2002 Stock Plan; and

     - approved grants of stock options for a total of 10,000 shares to our independent directors.

                             SUMMARY FINANCIAL DATA

     The summary financial data below should be read in conjunction with the consolidated financial statements and accompanying notes and other detailed financial information included in this prospectus. During the period from August 8, 2000 through January 31, 2002 we operated as a debtor-in-possession under chapter 11 of the U.S. bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceedings and are therefore not comparable in all respects with our results for other periods.

                                                                                              THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                  -------------------------------------    -------------------
                                                  1999(1)(2)    2000(1)(3)     2001(3)     2001(3)    2002(3)
                                                  -----------   -----------    --------    --------   --------
                                                                                               (UNAUDITED)
                                                  (IN MILLIONS EXCEPT PERCENTAGES, RATIOS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Admissions....................................     $336.0        $315.4       $311.8       $68.5      $78.7
  Concessions and other.........................      150.9         146.9        145.1        31.2       37.8
                                                    -------       -------      -------     -------    -------
        Total revenues..........................      486.9         462.3        456.9        99.7      116.5
Costs and expenses:
  Film exhibition costs.........................      181.5         185.2        171.2        34.8       40.2
  Concession costs..............................       19.0          21.0         20.2         4.2        5.0
  Other theatre operating costs.................      191.1         194.8        182.0        46.4       45.2
  General and administrative expenses...........        7.3           6.9          8.8         1.6        2.5
  Depreciation and amortization expenses........       41.2          43.2         42.2        10.8        8.0
  Impairment charge(4)..........................       33.0          21.2        132.2          --         --
  Change in estimated restructuring charge(4)...       (2.7)           --           --          --         --
                                                    -------       -------      -------     -------    -------
        Total costs and expenses................      470.4         472.3        556.6        97.8      100.9
                                                    -------       -------      -------     -------    -------
Operating income (loss).........................       16.5         (10.0)       (99.7)        1.9       15.6
Interest expense................................       36.8          31.0          6.1         1.6       71.5(5)
BALANCE SHEET DATA:
Cash and cash equivalents (deficit).............      $(4.2)        $52.5        $94.2       $43.7      $21.5
Property and equipment, net(4)..................      666.2         621.2        460.1       612.5      451.8
Total assets....................................      794.4         761.3        617.8       741.0      539.4
Total debt(6)...................................      470.3          52.0         49.7        51.7      433.4
Liabilities subject to compromise...............         --         529.2        508.1       521.5       53.8
Total stockholders' equity (deficit)............      204.2         129.1          3.7       127.9       (6.5)
OTHER FINANCIAL DATA:
Adjusted EBITDA(7)..............................      $88.0         $54.4        $74.7       $12.7      $24.1
Adjusted EBITDA margin(8).......................       18.1%         11.8%        16.3%       12.7%      20.7%
Capital expenditures............................     $140.5         $44.9         $9.2        $3.0       $0.1
OPERATING DATA:
Theatres at period end..........................        458           352(9)       323(9)      350        312
Screens at period end...........................      2,848         2,438(9)     2,333(9)    2,445      2,275
Average screens in operation....................      2,800         2,643        2,386       2,440      2,298
Average screens per theatre.....................        6.2           6.9          7.2         7.0        7.3
Total attendance (in thousands).................     74,518        67,804       64,621      14,299     16,198
Average ticket price............................      $4.51         $4.65        $4.83       $4.79      $4.85
Average concession sales per patron.............      $1.84         $1.98        $2.10       $2.02      $2.15

---------------
(1) Preferred stock dividends on the Series A preferred stock totaled $3.0 million and $1.5 million for the years ended December 31, 1999 and 2000, respectively. See notes 2 and 10 of notes to consolidated financial statements.

(2) Excludes an extraordinary charge related to debt refinancing of $6.3 million (net of income taxes).

(3) See notes 1, 2 and 3 of notes to consolidated financial statements with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. See note 3 of notes to consolidated financial statements with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to consolidated financial statements with respect to valuation allowances for deferred income tax assets.

(4) See notes 2, 3 and 4 of notes to consolidated financial statements with respect to impairments of long-lived assets and restructuring charges.

(5) Interest expense recorded for the period includes $59.2 million of prior years' interest not recorded due to accounting for interest under the requirements of Statement of Position 90-7.

(6) Includes current maturities of long-term indebtedness and capital lease obligations.

(7) Adjusted EBITDA includes earnings before income taxes, depreciation and amortization, impairment charge, change in estimated restructuring costs and noncash compensation expense. We believe that adjusted EBITDA as defined is a meaningful measure of operating performance. However, this information will necessarily be different from comparable information that may be provided by other companies and should not be used as an alternative to our operating and other financial information as determined under U.S. generally accepted accounting principles.

(8) Adjusted EBITDA margin is obtained by dividing adjusted EBITDA described above by total revenues.

(9) Excludes theatres which we closed upon approval of the bankruptcy court of our rejection of theatre leases as follows: 84 theatres and 394 screens at December 31, 2000 and 17 theatres and 81 screens at December 31, 2001.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THERE IS A DECLINE IN THE NUMBER OF MOTION PICTURES AVAILABLE FOR SCREENING OR IN THEIR APPEAL TO OUR PATRONS.

     Our business depends to a substantial degree on the availability of suitable motion pictures for screening in our theatres and the appeal of such motion pictures in our specific theatre markets. Our results of operations will vary from period to period based upon the number and popularity of the motion pictures we show in our theatres. A disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers, a lack of motion pictures, the poor performance of motion pictures in general or the failure of motion pictures to attract the patrons in our theatre markets will likely adversely affect our business and results of operations.

OUR SUBSTANTIAL LEASE AND DEBT OBLIGATIONS COULD IMPAIR OUR FINANCIAL FLEXIBILITY AND OUR COMPETITIVE POSITION.

     Even after our bankruptcy, we continue to have substantial lease and debt obligations. These obligations could have important consequences to you. For example, they could:

     - Limit our ability to obtain necessary financing in the future and make it more difficult for us to satisfy our lease and debt obligations;

     - Require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

     - Make us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business; and

     - Place us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital.

     If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO MEET OUR NEEDS.

     Our ability to service our indebtedness or to fund potential capital expenditures for theatre construction, expansion or renovation will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make scheduled payments of principal, to pay the interest on or to refinance our indebtedness is subject to general industry economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to meet our needs.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT COMPETITIVE PRESSURES.

     Large multiplex theatres, which we and some of our competitors built, have tended to and are expected to continue to draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Further, we have closed certain theatres during the course of our recent bankruptcy, and our competitors or smaller entrepreneurial developers may purchase or lease the abandoned buildings and reopen them as theatres in competition with us.

     We face varying degrees of competition from other motion picture exhibitors with respect to licensing films, attracting customers, obtaining new theatre sites and acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres, which may have a material adverse effect on our theatres. Competitors have built and are planning to build theatres in certain areas in which we operate. These developments have resulted and may continue to result in excess capacity in those areas, adversely affecting attendance and pricing at our theatres in those areas. Even where we are the only exhibitor in a film licensing zone (and therefore do not compete for movies), we still may experience competition for patrons from theatres in neighboring zones. There have also been a number of consolidations in the movie theatre industry, and the impact of these consolidations could have an adverse effect on our business if greater size would give larger operators an advantage in negotiating licensing terms.

     Our theatres also compete with a number of other motion picture delivery systems including cable television, pay-per-view, video disks and cassettes, satellite and home video systems. New technologies for movie delivery (such as video on demand) could also have a material adverse effect on our business and results of operations. While the impact of these alternative types of motion picture delivery systems on the motion picture exhibition industry is difficult to determine precisely, there is a risk that they could adversely affect attendance at motion pictures shown in theatres.

     Movie theatres also face competition from a variety of other forms of entertainment competing for the public's leisure time and disposable income, including sporting events, concerts, live theatre and restaurants.

OUR REVENUES VARY SIGNIFICANTLY DEPENDING UPON THE TIMING OF THE MOTION PICTURE RELEASES BY DISTRIBUTORS.

     Our business is generally seasonal, with higher revenues generated during the summer months and year-end holiday season. While motion picture distributors have begun to release major motion pictures more evenly throughout the year, the most marketable motion pictures are usually released during the summer months and the year-end holiday season, and we usually earn more during those periods than in other periods during the year. Additionally, the unexpected emergence of a "hit" film may occur in these or other periods. As a result, the timing of motion picture releases affects our results of operations, which may vary significantly from quarter to quarter and year to year.

THE OVERSUPPLY OF SCREENS IN THE MOTION PICTURE EXHIBITION INDUSTRY AND OTHER FACTORS MAY AFFECT THE PERFORMANCE OF SOME OF OUR THEATRES.

     In the past few years, the motion picture exhibition industry has faced significant challenges, largely due to the effects of an oversupply of screens resulting from the industry strategy of aggressively building multiplexes. Many older multiplex theatres have been rendered obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited-use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. As a result, many analysts believe that there continues to be an oversupply of screens in the North American motion picture exhibition industry. This oversupply of screens has affected our theatres in the past and may affect the performance of some of our theatres in the future.

IF WE DO NOT COMPLY WITH THE COVENANTS IN OUR CREDIT AGREEMENTS OR OTHERWISE DEFAULT UNDER THEM, WE MAY NOT HAVE THE FUNDS NECESSARY TO PAY ALL OUR AMOUNTS THAT COULD BECOME DUE.

     Our term loan credit agreement, our revolving credit agreement, and our indenture for the 10 3/8% senior subordinated notes require us to comply with certain covenants that, among other things, limit our ability to make capital expenditures, restrict our ability to amend our primary supply contracts and Mr. Patrick's employment agreement, and limit our ability to incur additional debt. A violation of any of these covenants could cause an event of default under those agreements. If we default under those agreements because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under those credit agreements likely would have a material adverse effect on us.

WE MAY BE UNABLE TO FUND OUR ADDITIONAL CAPITAL NEEDS.

     Our access to capital may be limited because of our high leverage ratio. In addition, because of our bankruptcy, we may have difficulty obtaining financing for new builds on terms that we find attractive. Traditional sources of financing new theatres through landlords may be unavailable for a number of years.

     The opening of large multiplexes by our competitors and the opening of newer theatres with stadium seating in certain of our markets have led us to reassess a number of our theatre locations to determine whether to renovate or to dispose of underperforming locations. Further advances in theatre design may also require us to make substantial capital expenditures in the future or to close older theatres that cannot be economically renovated in order to compete with new developments in theatre design.

     We are subject to restrictions imposed by our lenders that will limit the amount of our capital expenditures. As a result, we may be unable to make the capital expenditures that we would otherwise believe necessary. In addition, we cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth will be realized or that future capital will be available to us to enable us to fund our capital expenditure needs.

DETERIORATION IN OUR RELATIONSHIPS WITH ANY OF THE MAJOR FILM DISTRIBUTORS COULD ADVERSELY AFFECT OUR ACCESS TO COMMERCIALLY SUCCESSFUL FILMS AND COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Our business depends to a significant degree on maintaining good relationships with the major film distributors that license films to our theatres. A deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and adversely affect our business and results of operations. We suffered such a deterioration for a period of time while we were in bankruptcy. Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN KEY PERSONNEL.

     We believe that our success is due to our experienced management team. We depend in large part on the continued contribution of our senior management and, in particular, Michael W. Patrick, our President and Chief Executive Officer. Losing the services of one or more members of our senior management could adversely affect our business and results of operations. We have a new five-year employment agreement with Michael W. Patrick as Chief Executive Officer, the term of which extends for one year each December 31, provided that neither we nor Mr. Patrick chooses not to so extend the agreement. We maintain no key man life insurance policies for any senior officers or managers except for a $1.8 million policy covering Mr. Patrick. We do not have any employment agreements with our senior officers or managers other than Mr. Patrick.

WE FACE UNCERTAINTIES RELATED TO DIGITAL CINEMA.

     If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in the motion picture exhibition industry. There are multiple parties competing to be the leading manufacturer of digital cinema technology. However, there are significant obstacles to the acceptance of digital cinema, including quality of image and costs. Electronic projectors will require substantial investment in re-equipping theatres. If the conversion process rapidly accelerates, we may have to raise additional capital to finance the conversion costs associated with it. The additional capital necessary may not, however, be available to us on terms we deem acceptable.

A PROLONGED ECONOMIC DOWNTURN COULD MATERIALLY AFFECT OUR BUSINESS BY REDUCING AMOUNTS CONSUMERS SPEND ON ATTENDING MOVIES.

     Our business depends on consumers voluntarily spending discretionary funds on leisure activities. Movie theatre attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect the demand for movies or severely impact the motion picture production industry such that our business and operations could be adversely affected.

COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD REQUIRE US TO INCUR SIGNIFICANT CAPITAL EXPENDITURES AND LITIGATION COSTS IN THE FUTURE.

     The Americans with Disabilities Act of 1990, or the ADA, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including both existing and newly constructed theatres, be accessible to customers with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. The ADA may also require that certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. We are aware of several lawsuits that have been filed against other motion picture exhibitors by disabled moviegoers alleging that certain stadium seating designs violated the ADA. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

WE ARE SUBJECT TO OTHER FEDERAL, STATE AND LOCAL LAWS WHICH LIMIT THE MANNER IN WHICH WE MAY CONDUCT OUR BUSINESS.

     Our theatre operations are subject to federal, state and local laws governing matters such as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship and health and sanitation requirements and licensing. While we believe that our theatres are in material compliance with these requirements, we cannot predict the extent to which any future laws or regulations that regulate employment matters will impact our operations. At May 31, 2002, approximately 55% of our hourly employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. Increases in the minimum wage will increase our labor costs.

DISRUPTION OF OUR RELATIONSHIP WITH OUR PRIMARY CONCESSION SUPPLIER COULD HARM OUR MARGINS ON CONCESSIONS.

     We purchase substantially all of our concession supplies, except for soft drink syrup, as well as janitorial supplies from Showtime Concession Supply, Inc. and are by far its largest customer. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors which are likely to be, in the aggregate, less favorable to us than the current arrangement.

OUR DEVELOPMENT OF NEW THEATRES POSES A NUMBER OF RISKS.

     We plan to continue to expand our operations through the development of new theatres and the expansion of existing theatres, although at greatly reduced rates compared with our past practice. Developing new theatres poses a number of risks. Construction of new theatres may result in cost overruns, delays or unanticipated expenses related to zoning or tax laws. Desirable sites for new theatres may be unavailable or expensive, and the markets in which new theatres are located may deteriorate over time. Additionally, the market potential of new theatre sites cannot be precisely determined, and our theatres may face competition in new markets from unexpected sources. Newly constructed theatres may not perform up to our expectations.

     We face significant competition for potential theatre locations and for opportunities to acquire existing theatres and theatre circuits. Because of this competition, we may be unable to add to our theatre circuit on terms we consider acceptable.

IF WE DETERMINE THAT ASSETS ARE IMPAIRED, WE WILL BE REQUIRED TO RECOGNIZE A CHARGE TO EARNINGS.

     The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable, we review those assets to be held and used in the business for impairment of long-lived assets and goodwill. We also periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment of individual theatres. If we determine that assets are impaired, we are required to recognize a charge to earnings.

     We had impairment charges in each of the last three fiscal years, totaling $186.4 million. Our impairment charge recognized for 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on rejected theatres, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed theatres. Additionally, in 2001 we included equipment in the theatre valuation calculations based on the reduced capital building program in the future as well as the excess supply of equipment in inventory. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets.

OUR RECENT BANKRUPTCY REORGANIZATION COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Certain claims from our bankruptcy reorganization remain unsettled and are subject to ongoing negotiation and possible litigation. We estimate the amount of these claims at May 31,

2002 to be $53.8 million; however, the final amounts we pay in satisfaction of the claims depend on the bankruptcy court's determination. In addition, new claims could be asserted that could exceed our estimate. The final amounts paid in connection with these claims could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses that would affect the trading price of our common stock.

     In addition, our past inability to meet our obligations that resulted in our filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing, to enter into new leases for theatres or to retain or attract high-quality employees. It could also adversely affect our relationships with our suppliers.

OUR BUSINESS MAKES US VULNERABLE TO FUTURE FEARS OF TERRORISM.

     If future terrorist incidents or threats cause our customers to avoid crowded settings such as theatres, our attendance would be adversely affected.

                       RISKS RELATED TO OUR COMMON STOCK

THERE HAS BEEN A LIMITED PUBLIC MARKET FOR OUR STOCK.

     Our common stock trades on the Nasdaq National Market under the symbol CKEC. Prior to this offering, there has been a relatively illiquid public market for our common stock, and its price has been volatile. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.

OUR LARGER STOCKHOLDERS CONTROL THE COMPOSITION OF THE BOARD OF DIRECTORS AND MOST MATTERS SUBMITTED TO A VOTE OF OUR STOCKHOLDERS.

     Some of our larger stockholders have agreed until February 29, 2004 to vote their shares in favor of the election to the board of directors of certain individuals that have been previously designated by those holders. Immediately following the offering, the signatory holders will continue to own a majority of the shares of our common stock and will continue to be able to determine the composition of the board of directors. In addition, if the holders that signed the stockholders' agreement choose to vote in the same manner, they will be able to determine the disposition of most matters submitted to a vote of our stockholders. The interests of our controlling stockholders may differ from yours. In addition, even after the agreement expires, the stockholders may choose to extend it or to enter into other formal or informal arrangements with respect to voting.

WE HAVE SIGNIFICANT STOCKHOLDERS WITH THE ABILITY TO INFLUENCE OUR ACTIONS.

     Entities affiliated with Goldman, Sachs & Co. now beneficially own approximately 47% of the shares of our common stock. Based on the number of shares that they currently own, these entities will own approximately 35% of our common stock following the offering. This ownership interest and the Goldman entities' board representation allows them to have significant input on major corporate decisions. The Goldman entities may exert their influence in a manner that is not consistent with the interests of other stockholders and, in their capacity as stockholders, will be able to block certain stockholder actions, including stockholder approval of amendments to our certificate of incorporation or bylaws.

OUR LARGEST STOCKHOLDERS WILL HAVE THE POWER TO SELL A LARGE PORTION OF OUR STOCK IN THE FUTURE, WHICH COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE.

     Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the price of our common stock. Under a registration rights agreement, our largest stockholders have the power, subject to certain conditions, to cause us to initiate a public offering for all or part of their shares of our common stock, which would allow a selling stockholder to sell its shares of our stock, potentially a large number of shares, on the open market at an undetermined point in the future. These stockholders are entitled to exercise these rights at any time after February 29, 2004, when the contractual restrictions on these stockholders selling their stock terminate, or at any earlier time if those transfer restrictions are waived or amended.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT MAKE IT MORE DIFFICULT TO EFFECT A CHANGE IN CONTROL OF THE COMPANY.

     Certain provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law could have the effect of delaying, deterring or preventing a change in control of the company not approved by the board of directors, even if the change in control were in the stockholders' interests. Under our certificate of incorporation, our board of directors has the authority to issue up to one million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, an issuance of preferred stock in the future, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company. In addition, our bylaws provide that a special meeting of the stockholders of the company may only be called by the Chairman, President or Secretary, at the request in writing of a majority of our board of directors or at the request in writing of stockholders owning at least 66 2/3% of our capital stock then issued and outstanding and entitled to vote.

     Further, we are subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of section 203 could have the effect of delaying or preventing a change of control that could be advantageous to the stockholders.

WE MAY BE UNABLE TO USE OUR NET OPERATING LOSS CARRY-FORWARDS.

     As of March 31, 2002, we had approximately $127.0 million of net operating losses with which to offset our future taxable income. While the issue is complicated and subject to many variables based on future events and information not currently available to us, the issuance of shares of common stock under our plan of reorganization in bankruptcy may have resulted in, and the sale of our and the selling stockholders' shares in the offering may result in, an "ownership change" for purposes of section 382 of the Internal Revenue Code of 1986, as amended. Furthermore, even if the offering does not result in an ownership change, future changes in the ownership of our common stock (some of which will be beyond our control) could result in significant limitations on our ability to use these net operating losses to offset taxable income in any single year.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This document contains numerous forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, the plans and objectives of management, markets for stock or ownership interests and other matters. The words "estimate," "project," "intend," "expect," "believe," "forecast" and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve a number of risks and uncertainties. We caution that any forward-looking statements that we make are not guarantees of future performance and that there are important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. Accordingly, there can be no assurance that any results implied by our forward-looking statements will be realized. Factors which could cause our actual results in future periods to differ materially include, but are not limited to:

     - the availability of suitable motion pictures for exhibition in our markets;

     - competition in our markets;

     - competition with other forms of entertainment;

     - the effect of our leverage on our financial condition; and

     - other factors, including the risk factors discussed in this prospectus.

                                USE OF PROCEEDS

     We are offering for sale 3,000,000 shares of common stock by this prospectus. Based on an assumed public offering price of $27.25 per share, we estimate that our proceeds from the sale of these shares will be approximately $81.8 million before deducting the underwriting discounts and estimated offering expenses. We will not receive any proceeds from the sale of 500,000 shares of common stock by the selling stockholders.

     We expect to use our entire net proceeds to repay debt. $10.0 million of our net proceeds will be used to repay indebtedness at our discretion relating to the term loan credit agreement and/or permitted claims of our general unsecured creditors in our bankruptcy case. All of the remaining proceeds will be used to repay borrowings outstanding under our term loan credit agreement, which we incurred to satisfy bank claims in the bankruptcy case. The interest rate on our term loan in effect as of May 31, 2002 was 7.75% per annum. The final maturity date of the loans under the term loan credit agreement is January 31, 2007. Permitted claims of our general unsecured creditors bear interest at an annual interest rate of 9.4% and mature on January 31, 2007.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is currently traded on the Nasdaq National Market under the symbol "CKEC", but it has traded on the NASD's over-the-counter Bulletin Board (the "OTCBB") and the New York Stock Exchange at different times in the last three years. From January 31, 2002 until May 22, 2002, our new common stock was traded on the OTCBB under the symbol "CMKC". Prior to that time, our pre-reorganization Class A common stock traded on the OTCBB under the symbol "CKECQ" from January 17, 2001 until January 30, 2002. The Class A common stock previously traded on the New York Stock Exchange under the symbol "CKE" until trading in our stock on the New York Stock Exchange was suspended prior to trading on January 12, 2001 because we had fallen below certain New York Stock Exchange criteria for continued listing.

     The table below sets forth the high and low closing prices of our new common stock from January 31, 2002 through the present:

                                                               HIGH     LOW
                                                              ------   ------
2002
  Second Quarter (through June 6, 2002).....................  $30.12   $19.50
  First Quarter.............................................  $21.25   $15.50

     The table below sets forth the high and low closing prices of our Class A common stock prior to its cancellation:

                                                              HIGH     LOW
                                                              -----   -----
2002
  First Quarter (through January 31)........................  $4.32   $3.22
2001
  Fourth Quarter............................................  $3.41   $0.37
  Third Quarter.............................................   0.57    0.34
  Second Quarter............................................   0.67    0.33
  First Quarter.............................................   0.75    0.20
2000
  Fourth Quarter............................................  $0.88   $0.31
  Third Quarter.............................................   4.06    1.06
  Second Quarter............................................   6.06    3.44
  First Quarter.............................................   7.94    5.44

     As of June 6, 2002, there were approximately 725 record holders of our common stock. There are no shares of any other class of stock issued and outstanding as of the date of this prospectus.

                                DIVIDEND POLICY

     We have never declared or paid a cash dividend on our common stock. It is the present policy of our board of directors to retain all earnings to support operations and to finance expansion of the business; therefore, we do not anticipate declaring or paying cash dividends on the common stock in the foreseeable future. The declaration and payment of dividends in the future is within the discretion of the board of directors and is subject to many considerations, including covenants in debt instruments, operating results, business and capital requirements and other factors. Pursuant to our credit agreements, we are subject to certain restrictive provisions which, among other things, limit the payment of dividends and other defined restricted payments.

                                 CAPITALIZATION

     The following table shows, as of March 31, 2002, our capitalization, both actual and as adjusted. The adjustment gives effect to:

     - Our sale of 3,000,000 shares of common stock in this offering, assuming an offering price of $27.25 per share.

     - The application of all of the estimated net proceeds from that sale, after deducting underwriting discounts and estimated offering expenses, assuming all of the proceeds are used for the repayment of debt under the term loan.

     You should read the following capitalization data in conjunction with "Use of Proceeds", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements and accompanying notes and the other financial data included in this prospectus.

                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents(1)................................    $21,466      $21,466
                                                              =========    =========

Credit facility, including current maturities...............   $229,630     $154,785
10 3/8% senior subordinated notes due 2009..................    154,315      154,315
Capital lease obligations and other.........................     49,413       49,413
Liabilities subject to compromise...........................     53,798       53,798
                                                              ---------    ---------
     Total debt.............................................    487,156      412,311

Stockholders' equity
  Common stock..............................................        270          360
  Additional paid in capital................................    204,638      279,393
  Retained earnings (deficit)...............................   (211,439)    (211,439)
                                                              ---------    ---------
Total stockholders' equity (deficit)........................     (6,531)      68,314
                                                              ---------    ---------

Total capitalization........................................   $480,625     $480,625
                                                              =========    =========

---------------

(1) Does not include $14.7 million of anticipated federal income tax carryback claims relating to the Jobs Creation and Worker Assistance Act of 2002.

                            SELECTED FINANCIAL DATA

     The consolidated selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus. The selected financial data for each of the five fiscal years in the period ended December 31, 2001 are derived from our consolidated financial statements which have been examined and reported upon by Ernst & Young, independent public accountants. See "Experts". The data presented for the three month periods ended March 31, 2001 and March 31, 2002 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals and bankruptcy related items) necessary to present fairly the data for such periods. The results for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year.

     During the period from August 8, 2000 through January 31, 2002 we operated as a debtor-in-possession under chapter 11 of the U.S. bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceeding and are therefore not comparable in all respects with our results for other periods. In addition, the per share data for all periods other than the three months ended March 31, 2002 reflect the shares of our previously outstanding classes of common stock, which were cancelled when our reorganization became effective. These results are not comparable to the March 31, 2002 data, which is based on a different number of shares of our new class of common stock issued when the reorganization became effective.

                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                                       -----------------------------------------------------    -------------------
                                       1997(1)   1998(2)   1999(2)(3)   2000(2)(4)   2001(4)      2001       2002
                                       -------   -------   ----------   ----------   -------    --------   --------
                                                                                                    (UNAUDITED)
                                                           (IN MILLIONS EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
  Admissions.........................   $319.2    $330.5     $336.0       $315.4      $311.8      $68.5      $78.7
  Concessions and other..............    139.4     151.1      150.9        146.9       145.1       31.2       37.8
                                       -------   -------    -------      -------     -------    -------    -------
    Total revenues...................    458.6     481.6      486.9        462.3       456.9       99.7      116.5
Costs and expenses:
  Film exhibition costs..............    169.7     177.8      181.5        185.2       171.2       34.8       40.2
  Concession costs...................     18.3      19.9       19.0         21.0        20.2        4.2        5.0
  Other theatre operating costs......    175.1     187.9      191.1        194.8       182.0       46.4       45.2
  General and administrative
    expenses.........................      6.4       7.1        7.3          6.9         8.8        1.6        2.5
  Depreciation and amortization
    expenses.........................     33.4      37.5       41.2         43.2        42.2       10.8        8.0
  Impairment of long-lived
    assets(5)........................       --      38.3       33.0         21.2       132.2         --         --
  Restructuring charge(5)............       --      34.7       (2.7)          --          --         --         --
                                       -------   -------    -------      -------     -------    -------    -------
    Total costs and expenses.........    402.9     503.2      470.4        472.3       556.6       97.8      100.9
                                       -------   -------    -------      -------     -------    -------    -------
Operating income (loss)..............     55.7     (21.6)      16.5        (10.0)      (99.7)       1.9       15.6
Interest expense.....................     23.1      27.2       36.8         31.0         6.1        1.6       71.5
                                       -------   -------    -------      -------     -------    -------    -------
Income (loss) before reorganization
  costs, income taxes and
  extraordinary item.................     32.6     (48.8)     (20.3)       (41.0)     (105.8)       0.3      (55.9)
Reorganization costs.................       --        --         --          7.0        19.6        1.5       14.8
                                       -------   -------    -------      -------     -------    -------    -------

                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                                       -----------------------------------------------------    -------------------
                                       1997(1)   1998(2)   1999(2)(3)   2000(2)(4)   2001(4)      2001       2002
                                       -------   -------   ----------   ----------   -------    --------   --------
                                                                                                    (UNAUDITED)
                                                           (IN MILLIONS EXCEPT OPERATING DATA)
Income (loss) before income taxes and
  extraordinary item.................     32.6     (48.8)     (20.3)       (48.0)     (125.4)      (1.2)     (70.7)
Income tax expense (benefit).........     12.4     (18.2)      (7.7)        25.6          --         --      (14.7)
                                       -------   -------    -------      -------     -------    -------    -------
Net income (loss) before
  extraordinary Item.................    $20.2    $(30.6)    $(12.6)      $(73.6)    $(125.4)     $(1.2)    $(56.0)
                                       =======   =======    =======      =======     =======    =======    =======
Weighted average common shares
  outstanding:
  Basic..............................   11,277    11,356     11,375       11,344      11,344     11,344      9,817
  Diluted............................   11,366    11,356     11,375       11,344      11,344     11,344      9,817
Earning (loss) per common share:
  Basic..............................    $1.79    $(2.73)    $(1.37)      $(6.62)    $(11.05)    $(0.11)    $(5.70)
                                       =======   =======    =======      =======     =======    =======    =======
  Diluted............................    $1.78    $(2.73)    $(1.37)      $(6.62)    $(11.05)    $(0.11)    $(5.70)
                                       =======   =======    =======      =======     =======    =======    =======
BALANCE SHEET DATA:
Cash and cash equivalents
  (deficit)..........................     $2.5      $3.8      $(4.2)       $52.5       $94.2      $43.7      $21.5
Property and equipment, net(5).......    497.1     573.6      666.2        621.2       460.1      612.5      451.8
Total assets.........................    606.0     683.5      794.4        761.3       617.8      741.0      539.4
Total debt(6)........................    360.7     351.8      470.3         52.0        49.7       51.7      433.4
Liabilities subject to compromise....       --        --         --        529.2       508.1      521.5       53.8
Total stockholders' equity
  (deficit)..........................   $202.9    $226.3     $204.2       $129.1        $3.7     $127.9      $(6.5)
OPERATING DATA:
Theatres at period end...............      520       468        458          352(7)      323(7)     350        312
Screens at period end................    2,720     2,658(7)   2,848        2,438(7)    2,333(7)   2,445      2,275
Average screens in operation.........    2,644     2,733      2,800        2,643       2,386      2,440      2,298
Average screens per theatre..........      5.2       5.7        6.2          6.9         7.2        7.0        7.3
Total attendance (in thousands)......   75,336    77,763     74,518       67,804      64,621     14,299     16,198
Average ticket price.................    $4.24     $4.25      $4.51        $4.65       $4.83      $4.79      $4.85
Average concession sales per patron..    $1.68     $1.79      $1.84        $1.98       $2.10      $2.02      $2.15

---------------
(1) On May 23, 1997, we acquired certain theatres (19 theatres, 104 screens) from First International Theatres for approximately $17 million. The First International Theatres acquisition purchase price included 128,986 shares of our Class A common stock with a fair market value of approximately $4.25 million at the date of acquisition.

(2) Preferred stock dividends on the Series A preferred stock totaled $332,000, $3.0 million and $1.5 million for the years ended December 31, 1998, 1999 and 2000, respectively. See notes 2 and 10 of notes to consolidated financial statements.

(3) Excludes an extraordinary charge related to debt refinancing of $6.3 million (net of income taxes).

(4) See notes 1, 2 and 3 of notes to consolidated financial statements with respect to our bankruptcy and financial reporting in accordance with Statement of Position 90-7. See note 3 of notes to Consolidated Financial Statements with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to consolidated financial statements for income taxes relative to valuation allowances for deferred income tax debits.

(5) See notes 2, 3 and 4 of notes to consolidated financial statements with respect to impairments of long-lived assets and restructuring charges.

(6) Includes current maturities of long-term indebtedness and capital lease obligations.

(7) Excludes theatres which we closed upon approval of the bankruptcy court of our rejection of theatre leases as follows: 28 theatres and 116 screens in 1998, 84 theatres and 394 screens at December 31, 2000 and 17 theatres and 81 screens at December 31, 2001.

                                    DILUTION

     Purchasers of our common stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Our net tangible book value (deficit) as of March 31, 2002 was approximately $(29.9) million, or approximately $(3.32) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 3,000,000 shares of common stock in this offering at an offering price of $27.25 per share and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2002 would have been approximately $68.3, or $5.70 per share. This represents an immediate increase in net tangible book value of $9.02 per share of common stock to existing stockholders and an immediate dilution of $21.55 per share to purchasers of common stock in this offering.

Assumed public offering price per share.....................          $27.25
  Net tangible book value (deficit) per share as of March
     31, 2002...............................................  (3.32)
  Increase in net tangible book value.......................   9.02
                                                              -----
Net tangible book value per share as of March 31, 2002,
  after giving effect to this offering......................            5.70
                                                                      ------
Dilution in net tangible book value per share to new
  investors.................................................          $21.55
                                                                      ======

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of our common stock by the selling stockholders at May 31, 2002 and following the sale of the shares of common stock offered in this prospectus.

                                    SHARES OF COMMON STOCK                     SHARES OF COMMON STOCK
                                      BENEFICIALLY OWNED                      TO BE BENEFICIALLY OWNED
                                          BEFORE SALE                                AFTER SALE
                                   UNDER THIS PROSPECTUS(1)                   UNDER THIS PROSPECTUS(2)
NAME OF                            -------------------------      SHARES      -------------------------
SELLING STOCKHOLDER                  NUMBER      PERCENTAGE     TO BE SOLD      NUMBER      PERCENTAGE
-------------------                  ------      ----------     ----------      ------      ----------
John W. Jordan, II(3)              1,227,785        13.6%        166,667      1,061,118         8.9%
David W. Zalaznick(4)                930,120        10.3%        166,667        763,453         6.4%
Leucadia National Corporation(5)   1,001,570        11.1%        166,666        834,904         7.0%

---------------
(1) As of May 31, 2002, there were 8,991,262 shares of our common stock outstanding.

(2) Upon completion of the offering and including the shares of common stock offered by us and the selling stockholders, there will be 11,991,262 shares of common stock outstanding.

(3) Our director John W. Jordan, II beneficially owns shares of our common stock through three trusts. He has been our director, and has beneficially owned shares of our common stock, since 1982. Mr. Jordan also beneficially owned $15.2 million principal amount of our old 9 3/8% senior subordinated notes.

(4) David W. Zalaznick has been a director, and has beneficially owned shares of our common stock since 1982. Mr. Zalaznick also beneficially owned $15.2 million principal amount of our old 9 3/8% senior subordinated notes.

(5) Leucadia National Corporation, through its indirect subsidiary Leucadia Investors, Inc., has owned shares of our common stock since 1982. Leucadia National Corporation owned $15.2 million principal amount of our 9 3/8% senior subordinated notes. Ian M. Cumming, our director since January 2002, has been a director and chairman of the board of directors of Leucadia National Corporation since June 1978.

                               OUR REORGANIZATION

     On August 8, 2000, we and our subsidiaries Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc. and Military Services, Inc. filed voluntary petitions for relief under chapter 11 of the U.S. bankruptcy code. On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming our Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated as of November 14, 2001. The plan of reorganization became effective on January 31, 2002.

     In our reorganization, substantially all of our unsecured and partially secured liabilities as of August 8, 2000 were subject to compromise or other treatment until our plan of reorganization was confirmed by the bankruptcy court. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against us were stayed while we continued our business operations as debtors-in-possession.

BACKGROUND

     Our reorganization resulted from a sequence of events and the unforeseen effect that these events had in the aggregate on us. Weak film performance during the summer of 2000 contributed to our lower revenues for that summer, which were significantly below our internal projections. Like our competitors, we had ramped up our costs by expending significant funds in building megaplexes and in making improvements to existing theatres in order to attract and accommodate larger audiences. Consequently, the effect of poor summer returns was substantial on our efforts to comply with the financial covenants under our then $200 million revolving credit facility and $75 million term loan credit agreement, which we sometimes refer to as the pre-reorganization bank facilities. On June 30, 2000, we were in technical default of certain financial covenants contained in the pre-reorganization bank facilities and were unable to negotiate amendments with the lenders to resolve these compliance issues, as we had been able to do in the past. On July 28, 2000, the agents under the pre-reorganization bank facilities issued a payment blockage notice to us and the indenture trustee for our 9 3/8% senior subordinated notes due 2009, which we refer to as the 9 3/8% senior subordinated notes, prohibiting our payment of the semi-annual interest payment in the amount of $9.4 million due to the holders of the 9 3/8% senior subordinated notes on August 1, 2000. Faced with, among other things, significant operating shortfalls, unavailability of credit and problems dealing with our lenders, we voluntarily filed for bankruptcy in order to continue our business.

OPERATIONS DURING REORGANIZATION

     We could not pay pre-petition debts without prior bankruptcy court approval during our bankruptcy case. Immediately after the commencement of our bankruptcy case, we sought and obtained several orders from the bankruptcy court which were intended to stabilize our business and enable us to continue operations as debtors-in-possession. The most significant of these orders:

     - permitted us to operate our consolidated cash management system during our bankruptcy case in substantially the same manner as it was operated prior to the commencement of our bankruptcy case;

     - authorized payment of pre-petition wages, vacation pay and employee benefits and reimbursement of employee business expenses;

     - authorized payment of pre-petition sales and use taxes we owed;

     - authorized us to pay up to $2.3 million of pre-petition obligations to critical vendors, common carriers and workers' compensation insurance, to aid us in maintaining operation of our theatres, and $37.2 million to film distributors as set forth below; and

     - authorized debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia.

     As debtors-in-possession, we had the right during the reorganization period, subject to bankruptcy court approval and other limitations, to assume or reject executory contracts and unexpired leases on our theatres. In this context, "assumption" means that we agree to perform our obligations and cure all existing defaults under the contract or lease, and "rejection" means that we are relieved from our obligations to perform further under the contract or lease but are subject to a claim for damages for breach of the rejected contract or lease. Any damages resulting from rejection of executory contracts and unexpired leases were treated as general unsecured claims in our reorganization. During the reorganization period, we received approval from the bankruptcy court to reject theatre leases relating to 136 of our theatre locations. The 136 theatres approved for rejection generated approximately $13.5 million and $2.0 million in theatre-level cash flow losses for the years ended December 31, 2000 and 2001, respectively. We measure theatre-level cash flow by subtracting revenues generated at those theatre locations from costs of operations (film exhibition costs, concession costs and other theatre operating costs).

     As of the date of our bankruptcy petition, film distributors held claims against us aggregating approximately $37.2 million. After we commenced our bankruptcy, several distributors elected to cease supplying us with new film product until their claims against us for pre-petition film exhibition fees were paid in full. We negotiated an agreement with each of our principal film distributors to repay their pre-petition claims for film exhibition fees in full in 17 weekly installments. Based on those agreements, the film distributors began to supply us with new film product again. Our payments under the agreements began on September 18, 2000 and were concluded by December 26, 2000.

     In connection with our reorganization, we reached an agreement to restructure our master lease facility with MoviePlex Realty Leasing, L.L.C. and entered into the Second Amended and Restated Master Lease, dated as of September 1, 2001. Under our new MoviePlex master lease, we leased six MoviePlex properties for 15 years with an option to extend the term for an additional five years. The old MoviePlex master lease was terminated and pre-petition defaults under the old MoviePlex master lease were cured up to a maximum amount of $493,680. The initial first twelve months base rent for the six theatres is an aggregate of $5.4 million per year ($450,000 per month), subject to periodic increases thereafter and certain additional rent obligations such as percentage rent. Percentage rent is an amount equal to 12% of all aggregate revenue we earn in the leased theatres in excess of one-half of ten times our base rent for any lease year.

OUR PLAN OF REORGANIZATION

     The material features of our plan of reorganization are described below:

     - The plan of reorganization provides for the issuance or reservation for future issuance of up to 10,000,000 shares of common stock in the aggregate (20,000,000 shares of common stock are authorized in our amended and restated certificate of incorporation), and for the cancellation of all of our then existing Class A and Class B common stock and preferred stock. We currently have 8,991,262 shares of a single class of common stock outstanding.

     - The holders of our cancelled Class A and Class B common stock received in the aggregate 22.2% of the shares reserved for issuance under our reorganization plan.

     - The holders of our cancelled Series A preferred stock received in the aggregate 41.2% of the shares reserved for issuance under our reorganization plan.

     - Certain holders of $45.7 million in aggregate principal amount of the cancelled 9 3/8% senior subordinated notes we issued prior to our reorganization received in the aggregate 26.6% of the shares reserved for issuance under our reorganization plan. These holders are affiliates of the Company and have board representation. See "Certain Relationships and Related Party Transactions".

     - We reserved 1,000,000 shares of our common stock for issuance under a new management incentive plan, the 2002 Stock Plan. 780,000 shares were authorized for issuance under the 2002 Stock Plan to Michael W. Patrick pursuant to his new employment agreement as our Chief Executive Officer, and 220,000 shares have been authorized for issuance to seven other members of our senior management.

     - Certain banks holding claims in our reorganization received replacement debt and cash in the amount of $35.6 million, representing accrued and unpaid post-petition interest on their prior claims from August 8, 2000 to January 31, 2002. The prior bank claims arose under (i) the Amended and Restated Credit Agreement among the banks party thereto and Wachovia Bank, N.A., as agent, and us, dated as of January 29, 1999, and amended as of March 31, 2000 and (ii) the term loan credit agreement among the banks party thereto, Wachovia Bank, N.A., as administrative agent, Goldman Sachs Credit Partners, L.P., as syndication agent, and First Union National Bank, as documentation agent, and us, dated as of February 25, 1999, as amended as of July 13, 1999, and further amended as of March 31, 2000. The replacement debt was approximately $254.5 million and bears interest at the greater of: (a) at our option, (i) a specified base rate plus 3.5% or (ii) an adjusted LIBOR plus 4.5%; and (b) 7.75% per annum.

     - We issued $154.3 million of our new 10 3/8% senior subordinated notes due 2009 in exchange for $154.3 million aggregate principal amount of the claims in our reorganization concerning the 9 3/8% senior subordinated notes.

     - 136 of our underperforming theatres were closed. Lease terminations and settlement agreements are being negotiated for the resolution of lease termination claims, and the restructuring or other disposition of lease obligations.

     - General unsecured creditors, including landlords under rejected leases, will receive payments in the aggregate of up to $53.8 million with an annual interest rate of 9.4% in resolution of their allowed claims in our reorganization. Because some of these claims are disputed, our ultimate liability for these claims is uncertain and is subject to bankruptcy court resolution.

     On the effective date of our reorganization, we entered into a new $254.5 million term loan credit agreement, which governs the terms of the banks' replacement debt. On the same date we closed on a revolving credit agreement totaling $50.0 million. The proceeds of advances under the revolving credit agreement will be used to provide working capital financing to us and our subsidiaries and for funds for our other general corporate purposes. We borrowed $20.0 million of the revolving credit agreement in partial repayment of our obligations owing to the banks under the term loan credit agreement, and we have since repaid all outstanding amounts under our revolving credit agreement. The terms of the term loan credit agreement, the revolving credit agreement and our 10 3/8% senior subordinated notes are described in more detail under the heading "Description of Indebtedness".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and operating results should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and accompanying notes.

                             RESULTS OF OPERATIONS

FINANCIAL REPORTING DURING REORGANIZATION

     In connection with our bankruptcy proceedings, we were required to report in accordance with Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in our consolidated balance sheet as liabilities subject to compromise and (ii) the identification of all transactions and events that are directly associated with our reorganization in the consolidated statement of operations.

SEASONALITY

     Typically, movie studios release films with the highest expected revenues during the summer and the holiday period between Thanksgiving and Christmas, causing seasonal fluctuations in revenues.

REVENUES

     We derive almost all of our revenues from box office admissions and concession sales. We recognize admissions revenues when movie tickets are sold at the box office, and concession sales revenues when the products are sold in the theatre. Admissions and concession sales revenues depend primarily upon attendance, ticket price and the price and volume of concession sales. Our attendance is affected by the quality and timing of movie releases and our ability to obtain films that appeal to patrons in our markets.

EXPENSES

     Film exhibition costs vary according to box office admissions and are accrued based on the specified splits of receipts in firm term agreements with movie distributors. The agreements usually provide for a decreasing percentage of box office admissions to be paid to the movie studio over the first few weeks of the movie's run, subject to a floor for later weeks. Where firm terms do not apply, film exhibition costs are accrued based on estimates of the final settlement that is agreed between us and the movie studio after the completion of the movie's run.

     Concession costs are incurred as products are sold. We purchase substantially all of our concession supplies from a single vendor of which we are the principal customer.

     Other theatre operating costs include labor, utilities and maintenance, and facility lease expenses. Labor costs have both a variable and fixed cost component. During non-peak periods, a minimum number of staff is required to operate a theatre facility. However, to handle attendance volume increases, theatre staffing and thus salaries and wages vary in relation to revenues. Utilities, repairs and maintenance services also have variable and fixed costs components. Our facility lease expenses and property taxes are primarily fixed costs, as we are generally required to pay applicable taxes, insurance and fixed minimum rent.

     Our general and administrative expenses include costs not specific to theatre operations, and are composed primarily of corporate overhead.

NET OPERATING LOSSES

     As of March 31, 2002, we had approximately $127.0 million of net operating losses with which to offset our future taxable income. While the issue is complicated and subject to many variables based on future events and information not currently available to us, the issuance of shares of common stock under our plan of reorganization in bankruptcy may have resulted in, and the sale of our and the selling stockholders' shares in the offering may result in, an "ownership change" for purposes of section 382 of the Internal Revenue Code of 1986, as amended. Furthermore, even if the offering does not result in an ownership change, future changes in the ownership of our common stock (some of which will be beyond our control) could result in significant limitations on our ability to use these net operating losses to offset taxable income in any single year.

OPERATING STATEMENT INFORMATION

     The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:

                                                                               THREE MONTHS
                                                                                   ENDED
                                                     YEAR ENDED DECEMBER 31,     MARCH 31,
                                                     -----------------------   -------------
                                                     1999(1)   2000    2001    2001    2002
                                                     -------   -----   -----   -----   -----
Revenues:
  Admissions.......................................    69.0%    68.2%   68.2%   68.7%   67.5%
  Concessions and other............................    31.0     31.8    31.8    31.3    32.5
                                                     ------    -----   -----   -----   -----
     Total revenues................................   100.0    100.0   100.0   100.0   100.0
Costs and expenses:
  Film exhibition costs (2)........................    37.3     40.1    37.5    34.9    34.5
  Concession costs.................................     3.9      4.5     4.4     4.2     4.2
  Other theatre operating costs....................    39.2     42.2    39.9    46.6    38.8
  General and administrative expenses..............     1.5      1.5     1.9     1.6     2.1
  Depreciation and amortization expenses...........     8.4      9.3     9.2    10.8     6.9
  Impairment charge................................     6.8      4.6    28.9      --      --
  Change in estimated restructuring charge.........    (0.5)      --      --      --      --
                                                     ------    -----   -----   -----   -----
     Total costs and expenses......................    96.6    102.2   121.8    98.1    86.5
                                                     ------    -----   -----   -----   -----
Operating income (loss)............................     3.4     (2.2)  (21.8)    1.9    13.5
Interest expense...................................     7.6      6.7     1.3     1.6    61.4
                                                     ------    -----   -----   -----   -----

                                                                               THREE MONTHS
                                                                                   ENDED
                                                     YEAR ENDED DECEMBER 31,     MARCH 31,
                                                     -----------------------   -------------
                                                     1999(1)   2000    2001    2001    2002
                                                     -------   -----   -----   -----   -----
Income (loss) before reorganization costs, income
  taxes and extraordinary item.....................    (4.2)    (8.9)  (23.1)    0.3   (47.9)
Reorganization costs...............................      --      1.5     4.3     1.5    12.7
                                                     ------    -----   -----   -----   -----
Income (loss) before income taxes and extraordinary
  item.............................................    (4.2)   (10.4)  (27.4)   (1.2)  (60.6)
Income tax expense (benefit).......................    (1.6)     5.5      --      --   (12.6)
                                                     ------    -----   -----   -----   -----
Net income (loss) before extraordinary item........    (2.6)%  (15.9)% (27.4)%  (1.2)% (48.0)%
                                                     ======    =====   =====   =====   =====
Other information:
Film exhibition costs as a % of admissions
  revenue(2).......................................    54.0%    58.7%   54.9%   50.8%   51.1%
Concession costs as a % of concession revenue......    14.0%    15.6%   14.8%   14.3%   14.2%

---------------
(1) Excludes extraordinary item for loss on debt refinancing.

(2) Film exhibition costs include advertising expenses net of co-op reimbursements.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2001 AND MARCH 31, 2002

     Revenues. Total revenues increased 16.8% from $99.7 million to $116.5 million because of the patron acceptance of films exhibited and the continued strong performance of the previous year's holiday films. For the quarter ended March 31, 2001, our attendance per average screen was 5,855, our average admission price was $4.79 and our average concession sale per patron was $2.02. For the quarter ended March 31, 2002, our attendance per average screen was 7,030, our average admission price was $4.85, and our average concession sale per patron was $2.15. As a result of these increases, our revenues per average screen increased 23.8% from $40,829 to $50,544.

     We operated 350 theatres with 2,445 screens at March 31, 2001 and 312 theatres with 2,275 screens at March 31, 2002.

     Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, increased 5.8% from $85.4 million to $90.3 million. Film exhibition costs increased slightly as a percentage of total admission revenues, from 50.8% to 51.1%. Concession costs decreased slightly as a percentage of concession revenues, from 14.3% to 14.2%. Other theatre operating costs decreased 2.8% from $46.4 million to $45.2 million, the result of a 3.4% reduction in rent expense related to theatre closures in the ordinary course of business and the rejection of 136 theatre leases. As a percentage of total revenues, cost of operations decreased from 85.6% to 77.6%, largely due to the rejection and closure of underperforming theatres.

     General and administrative expenses. General and administrative expenses increased from $1.6 million to $2.4 million, largely due to the approval of grants of common stock to our CEO under our 2002 Stock Plan, which will add $267,000 per month to general and administrative expenses for the next five years, and an increase in the accrual of performance bonuses for 2002 of $101,250. The cost associated with the stock grants are non-cash charges.

     Depreciation and amortization expenses. Depreciation and amortization expenses decreased 25.9% from $10.8 million to $8.0 million, due primarily to our lowering the carrying values of property and equipment during 2001, as well as our ceasing to record amortization on goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142.

     Interest expense. Total interest expense for the quarter increased from $1.6 million to $71.5 million, which includes $59.2 million of prior years' interest not recorded pursuant to Statement of Position 90-7.

     Income tax benefit. We have recorded a $14.7 million benefit for taxes refundable under the Job Creation and Worker Assistance Act of 2002, which became effective on March 9, 2002. Among other things, that act extends the carryback period for net operating losses from two to five years for taxpayers with net operating losses for tax years 2001 and 2002. The new provision also temporarily suspends the 90% limitation found in Internal Revenue Code Section 56(d)(1) on the use of net operating loss carrybacks arising in tax years 2001 and 2002 for alternative minimum tax purposes. Therefore, taxpayers that have paid alternative minimum tax during any tax year in the carryback period, because of the 90% limitation on the use of net operating losses to offset alternative minimum taxable income, can utilize this provision to obtain a refund.

     We expect to file carryback claims using our net operating losses for the tax years 1996, 1997 and 1998 to obtain refunds of regular tax and alternative minimum tax of $8.3 million and $6.4 million, respectively. We expect to file the total carryback claims shortly after filing our 2001 U.S. Federal income tax return. Our alternative minimum tax credit carryover of $6.0 million will be reduced to zero as a result of the net operating loss carryback claims.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Revenues. Total revenues decreased 1.2% from $462.3 million to $456.9 million as a result of the reduction of screens in our theatre circuit, partially offset by an increase in average revenues per patron. The reduction in screen count came as a result of our rejection and closure of underperforming leased theatres as part of our reorganization.

     For the year ended December 31, 2000, our attendance per average screen was 25,654, our average admission price was $4.65 and our average concession sale per patron was $1.98. For the year ended December 31, 2001, our attendance per average screen was 27,083, our average admission price was $4.83, and our average concession sale per patron was $2.10. As a result of these increases, our revenues per average screen increased 9.5% from $174,914 to $191,513.

     We operated 352 theatres with 2,438 screens at December 31, 2000 and 323 theatres with 2,333 screens at December 31, 2001.

     Cost of operations. Total theatre operating costs, including film exhibition costs, concession costs and other theatre operating costs, decreased 6.9% from $400.9 million to $373.4 million. As a percentage of total revenues, cost of operations decreased from 86.7% to 81.7%. This was the result of lower exhibition costs, the elimination of lease and other operating costs at theatres we closed and a greater number of films that played for extended runs. Also in 2002, we incurred higher costs as a result of our reorganization as distributors tightened the terms on their film licensing agreements, newspapers charged the full contract rates for advertising and we at times purchased concession supplies in local markets at retail prices.

     General and administrative expenses. General and administrative expenses increased from $6.9 million to $8.8 million. This increase resulted primarily from the payment of retention bonuses under our employee retention and severance plan. As a percentage of total revenues, general and administrative costs increased from 1.5% to 1.9%.

     Depreciation and amortization expenses. Depreciation and amortization expenses decreased 2.4% from $43.2 million to $42.2 million as a result of our having fewer screens in operation. An impairment charge of $21.2 million in 2000 resulted in depreciation and amortization expenses for 2001 being approximately $9.8 million lower than they otherwise would have been. The impairment charge of $132.2 million in 2001 will result in depreciation and amortization expenses for 2002 being approximately $18.0 million lower than they otherwise would have been.

     Interest expense. Total interest for the year decreased from $31.0 million to $6.1 million. We ceased recording interest expense relating to substantially all of our debt facilities effective August 8, 2000 in accordance with the requirements of SOP 90-7.

     Income tax expense. We recognized tax expense of approximately $25.5 million in 2000 as a result of establishing a valuation allowance for deferred tax assets and no income tax expense or benefit in 2001 as a result of our loss carryforward position.

     Reorganization costs. Reorganization costs increased from $7.0 million in 2000 to $19.6 million. Professional fees were $3.9 million in 2000 and $8.2 million in 2001; asset impairments directly related to actions taken in connection with our reorganization were $4.9 million in 2000 and $16.4 million in 2001. These costs were offset by interest income and gains on asset sales of $2.2 million in 2000 and $3.1 million in 2001.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues. Total revenues decreased 5.1% from $486.9 million to $462.3 million. This was due primarily to a 9% decline in attendance, partially offset by an increase in average revenues per patron. The decline in attendance was due in part to the uncertainty among moviegoers created by our bankruptcy filing, as well as by a lower than expected acceptance of our film product.

     For the year ended December 31, 1999, our attendance per average screen was 26,614, our average admission price was $4.51 and our average concession sale per patron was $1.84. For the year ended December 31, 2000, our attendance per average screen was 25,654, our average admission price was $4.65, and our average concession sale per patron was $1.98. As a result, revenues per average screen increased 0.6% from $173,902 to $174,914.

     We operated 458 theatres with 2,848 screens at December 31, 1999 and 352 theatres with 2,438 screens at December 31, 2000.

     Cost of operations. Total theatre operating costs, including exhibition costs, concession costs and other theatre operating costs, increased 2.4% from $391.6 million to $400.9 million. This was the result of higher film rents and startup and ongoing lease costs from newly opened theatres. We also incurred higher costs as a result of our reorganization as distributors tightened the terms on their film licensing agreements, newspapers charged the full contract rates for advertising and we at times purchased concession supplies in local markets at retail prices. As a percentage of total revenues, cost of operations increased from 80.4% to 86.7%.

     General and administrative expenses. General and administrative expenses decreased from $7.3 million to $6.9 million. As a percentage of total revenues, general and administrative expenses were 1.5% in both years.

     Depreciation and amortization expenses. Depreciation and amortization expenses increased 4.9% from $41.1 million to $43.2 million as a result of our having added new screens in 1999 and 2000. Impairment charges of $38.3 million and $33.0 million taken during 1998 and 1999 resulted in depreciation and amortization expenses for 2000 being approximately $9.2 million lower than they otherwise would have been.

     Interest expense. Total interest expense for the year decreased from $36.9 million to $31.0 million. We had higher levels of debt in 2000, but we ceased recording interest expense relating to substantially all of our debt facilities effective August 8, 2000 in accordance with the requirements of SOP 90-7.

     Income tax expense (benefit). We recognized an income tax benefit of $7.7 million in 1999, versus an income tax expense of $25.5 million in 2000. In periods prior to June 30, 2000, we recognized deferred income tax assets based on our ability to implement certain tax planning strategies that would, if necessary, be implemented to accelerate taxable amounts to offset deductible temporary differences. These tax planning strategies primarily involved our ability to enter into sale/leaseback transactions which generate gains for federal income tax purposes. As a result of our reorganization and our default on our credit agreements, changes in our projections of future operating results, and the limited market for theatre sale/leaseback transactions in 2000, we no longer had the ability to implement the tax planning strategies that would allow us to continue to recognize certain of our deferred income tax assets. As a result, we recorded a valuation allowance of $40.9 million in 2000.

     Reorganization costs. We incurred reorganization costs of $7.0 million in 2000, including $3.9 million of professional fees and $4.9 million of asset impairments directly related to actions taken in connection with our reorganization. These actions included, among other things, lease rejections. These costs were offset by $2.2 million of interest income and gains on asset sales subsequent to our bankruptcy filing August 8, 2000.

     During the quarter ended March 31, 1999 we recognized an extraordinary charge of $10.1 million ($6.3 million net of income tax benefit) for the prepayment premiums paid in connection with the redemption of senior notes and the elimination of certain deferred debt costs related to indebtedness which was retired in February 1999.

                RISK MANAGEMENT AND MARKET SENSITIVE INSTRUMENTS

     We are exposed to various market risks. Prior to August 8, 2000, these exposures primarily related to changes in interest rates. Substantially all of our interest was suspended during the bankruptcy. Since we emerged from bankruptcy, we have begun to pay interest and are again subject to the market risk related to changes in interest rates. Interest payable under our new credit agreements is based on a spread over LIBOR or another index.

     A substantial number of our theatre leases are off-balance sheet as required by generally accepted accounting principles for operating leases. The cash commitments required for these leases have been included in the contractual obligations schedule included below.

                            QUARTERLY OPERATING DATA

     The following table sets forth our quarterly operating data for the last nine full fiscal quarters:

                                         1ST        2ND        3RD         4TH
                                       QUARTER    QUARTER    QUARTER     QUARTER     TOTALS
                                       --------   --------   --------   ---------   ---------
                                                            (UNAUDITED)
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2000
Total revenues.......................  $101,535   $112,757   $127,828    $120,177    $462,297
Operating income (loss)..............    (1,090)       699      5,744     (15,317)     (9,964)
Net loss.............................    (7,364)   (40,205)    (2,069)    (23,295)    (73,563)
Basic and diluted loss per common
  share..............................    $(0.72)    $(3.61)    $(0.18)     $(2.11)     $(6.62)
YEAR ENDED DECEMBER 31, 2001
Total revenues.......................   $99,704   $108,877   $130,439    $117,930    $456,950
Operating income (loss)..............     1,931      5,980     15,130    (122,742)    (99,701)
Net income (loss)....................    (1,246)     2,275     11,096    (137,512)   (125,387)
Basic and diluted income (loss) per
  common share.......................    $(0.11)     $0.20      $0.97     $(12.12)    $(11.05)
QUARTER ENDED MARCH 31, 2002
Total revenues.......................  $116,453
Operating income.....................    15,682
Net loss.............................   (55,950)
Basic and diluted loss per common
  share..............................    $(5.70)

     Net income (loss) per common share calculations for each of the above quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income
(loss) per common share amount for the year.

     The per share data for all quarters other than the quarter ended March 31, 2002 reflects the shares of our previously outstanding classes of common stock, which were cancelled when our reorganization became effective. These results are not comparable to the March 31, 2002 data, which is based on a different number of shares of our new class of common stock issued when the reorganization became effective.

     The fourth quarter of each of 2000 and 2001 includes a charge for the impairment of long-lived assets as discussed in note 4 to notes to consolidated financial statements. The second quarter of 2000 includes a $2.7 million decrease in estimated charges to be incurred under the restructuring plan adopted in 1998 and a reduction of deferred income tax assets as discussed in note 11 to notes to consolidated financial statements.

                          CRITICAL ACCOUNTING POLICIES

     The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. On an on-going basis, we evaluate our estimates and judgments, including those related to leasing transactions, depreciation of property and equipment, income taxes, litigation and other contingencies and, in particular, those related to impairment of long-lived assets including goodwill. We base our estimates and judgements on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

     We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

     As debtors-in-possession, we had the right, subject to bankruptcy court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during our reorganization. Any damages resulting from rejection of executory contracts or unexpired leases were treated as general unsecured claims in our reorganization. During our reorganization, we received approval from the bankruptcy court to reject theatre leases on or close 136 of our theatre locations. We estimate that our aggregate liability at March 31, 2002 for general unsecured creditors is approximately $53.8 million. Because some of these claims are disputed, we cannot presently determine the ultimate liability that may result, which may be higher or lower. If we are unable to resolve these claims with the unsecured creditors, the bankruptcy court will settle these claims.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost or cost adjusted for recognized impairments. Assets held for disposal are reported at the lower of the asset's carrying amount or its fair value less costs to sell. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying consolidated statements of operations. Although we use accelerated methods of depreciation for income tax purposes, for financial reporting purposes, we compute depreciation on a straight-line basis as follows:

Building and improvements...................................  20-30 years
Leasehold improvements......................................  15-30 years
Leasehold interests.........................................  15-30 years
Equipment...................................................   5-15 years

IMPAIRMENT OF LONG LIVED ASSETS, INCLUDING GOODWILL

     We account for our long-lived assets in accordance with the Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121"). We review our long-lived assets including goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment of individual theatres. We consider a trend of operating results that are not in line with our expectations to be the primary indicator of potential impairment. We also consider the existence of competition in a market, either from third parties or from our own expansion. For purposes of SFAS No. 121, assets are evaluated for impairment at the theatre level, which we believe is the lowest level for which there are identifiable cash flows. We deem a theatre to be impaired if our forecast of undiscounted future operating cash flows directly related to the theatre, including estimated disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on our estimates using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from our estimates.

     See the discussion of "Asset Impairments" on the next page for additional information regarding the effect of asset impairments on our 1999, 2000 and 2001 consolidated financial statements.

     In 2002, we are adopting Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets. In general, SFAS No. 142 requires that during 2002 we assess the fair value of the net assets underlying our acquisition-related goodwill on a business by business basis. Where that fair value is less than the related carrying value, we will be required to reduce the amount of the goodwill. These reductions will be made retroactive to January 1, 2002. SFAS No. 142 also requires that we discontinue the amortization of our acquisition related goodwill.

     As of December 31, 2001, our financial statements included acquisition-related goodwill of $23.4 million, net of previous amortization. Although the process of implementing SFAS No. 142 will take several more months, we preliminarily believe that its adoption will not have a significant effect on our results of operations or financial position for 2002 except for the reduction of amortization expense of approximately $1.5 million.

LEASES

     We operate most of our theatres under non-cancelable operating lease agreements. These leases generally provide for the payment of fixed monthly rentals, property taxes, common area maintenance, insurance and repairs. Certain of these leases provide for escalating lease payments over the terms of the leases. Moreover, certain leases also include contingent rental fee based on a percentage of sales. At our option, we can renew a substantial portion of our theatre leases, at the then fair rental rate, for various periods with the maximum renewal period generally totaling 10-20 years. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the initial lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability and is amortized to rental expense over the remaining term of the lease.

INCOME TAXES

     We use the liability method of accounting for income taxes, which requires recognition of temporary differences between financial statement and income tax basis of assets and liabilities, measured by enacted tax rates.

     In 2000 we established a valuation allowance in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. We continually review the adequacy of the valuation allowance and recognize the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized.

                   ASSET IMPAIRMENTS AND RESTRUCTURING CHARGE

ASSET IMPAIRMENTS

     In the fourth quarters of 1999, 2000 and 2001, we identified impairments of asset values for certain theatres and a joint venture investment in three movie theatre-entertainment complexes which we reflected as operating expenses in our consolidated financial statements. The table below sets out certain information concerning these impairments:

                                                               1999      2000      2001
                                                              -------   -------   -------
                                                              (IN MILLIONS EXCEPT NUMBER
                                                               OF THEATRES AND SCREENS)
Annual impairment charge included in operations.............   $33.0     $21.2    $132.2
Impairment charge included in reorganization costs..........      --       4.9      16.4
                                                              ------    ------    ------
Total impairment charge.....................................    33.0      26.1     148.6

Reduction in carrying values................................    46.0      36.4     235.1
Reduction in accumulated depreciation and amortization
  expenses..................................................   (13.0)    (10.3)    (86.5)

Reduction in future depreciation and amortization
  expenses..................................................    $6.7      $9.2      $9.8

Number of theatres affected.................................      82        18       287
Number of screens affected..................................     432       130     2,126

     The impairment charge recognized in 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on theatres for which we rejected leases, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed or rejected theatres. Additionally, in 2001 we included impairment charges related to equipment of $34.1 million, based on our reduced capital building program for the future as well as the excess supply of equipment in inventory.

     The impairment charges in 1999 and 2000 were primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres, or our inability to improve a marginal theatre or entertainment center's operating results to a level that would support the carrying value of the long-lived assets. Some of our theatres that incurred impairment charges in 1999 incurred additional impairment charges in subsequent years.

     Depreciation and amortization expenses for 2002 will be reduced by approximately $18.0 million less than they would otherwise have been, as a result of the impairment charges reflected in the table above. There can be no assurance that we will not take additional charges in the future related to the impairment of assets.

     We had approximately $23.4 million of goodwill recorded at December 31, 2001. The goodwill values arose from our acquisitions during the period from 1982 through 1997 and are being amortized on a straight-line basis over forty years. We evaluate goodwill based on theatre level cash flows for theatres with associated goodwill that operate within a particular market. Where more than one such theater operates within a market, we evaluate the cash flows of all such theatres within that market. See note 4 of notes to consolidated financial statements. We believe that the assigned life of goodwill at December 31, 2001 is appropriate.

RESTRUCTURING CHARGE

     In December 1998, our board of directors approved a restructuring plan involving the closure or disposition of 28 theatres (116 screens) in certain markets that did not fit our operating and growth strategies. In accordance with the restructuring plan, the theatres were closed during

1999. Those theatres with remaining lease terms on August 8, 2000 were approved for rejection by the bankruptcy court. We recognized a charge in 1998 of $34.7 million to establish reserves for future cash expenditures related to these theatres. The established reserves are primarily for future lease payments payable in accordance with the terms of the lease agreements and for certain lease related costs. There are no material employee termination costs as a result of the closure of these theatres.

     During June 1999, we revised our estimates of the total costs to be incurred for the 1998 restructuring plan. The $2.7 million decrease in estimated costs was the result of a lessor initiated early buyout of a lease included in the restructuring plan. The early lease termination provides savings for the lease payments, utilities and other associated lease costs which were expected to be incurred over the remaining lease period at December 31, 1998.

     During 2000, we negotiated a settlement with another lessor that eliminated future payments under the terms of the lease. In addition, a stipulation was signed by the lessor in which the lessor released future claims in exchange for the theatre equipment and leasehold improvements. The restructuring reserve was reduced by a $755,000 credit to reorganization costs for this transaction. Disbursements charged against the reserves were approximately $3.7 million and $2.9 million during 1999 and 2000, respectively.

     The remaining $24.7 million of the restructuring charge relates to the theatre leases that were rejected during our reorganization. This amount was reclassified as a liability subject to compromise at the commencement of our reorganization proceeding.

                 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). We adopted SFAS No. 133 effective January 1, 2001. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a significant effect on our results of operations or financial position.

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. During 2001 the company did not transact any business combinations. Therefore, the adoption of SFAS No. 141 had no significant effect on our results of operations or financial position.

     In June 2001, the FASB issued SFAS No. 142. See the "Asset Impairments and Restructuring Charge" discussion in this section.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. We adopted SFAS No. 144 on January 1, 2002. We do not expect the adoption of SFAS No. 144 will have a significant impact on our financial position and results of operations.

                        LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     Our revenues are collected in cash and credit card payments. Because we receive our revenues in cash prior to the payment of related expenses, we have an operating "float" which partially finances our operations. We had working capital of $25.0 million as of March 31, 2001, compared to working capital of ($27.9) million at March 31, 2002. The decreased working capital recorded as of March 31, 2002 reflects the payment of principal, interest and fees at the completion of our reorganization. We had working capital of $27.1 million as of December 31, 2000, compared to working capital of $54.7 million at December 31, 2001. The improved working capital recorded as of December 31, 2001 reflects the improvement in cash flow from operations. At December 31, 2001, we had approximately $94.2 million in cash and cash equivalents on hand, substantially all of which was used to repay pre-petition liabilities and associated interest on the effective date of our reorganization. As of May 31, 2002, we had approximately $31.5 million in cash and cash equivalents on hand.

     Our capital expenditures arise principally in connection with the development of new theatres, renovation and expansion of existing theatres and theatre acquisitions. During 2001, these capital expenditures totaled $9.2 million. During the three months ended March 31, 2002, these capital expenditures totaled $56,000. Under our credit agreements, we will be limited to capital expenditures, as defined, of $20 million in 2002, $15 million in 2003, $10 million in 2004, $15 million in 2005 and $15 million in 2006. In addition, in certain circumstances the limits for 2003 and each later year are increased by the amount, up to $5 million, depending upon our capital expenditures in the prior year. Our budgeted maintenance capital expenditures for 2002 are $5 million.

     Cash used in operating activities was $2.3 million for the three months ended March 31, 2001, compared to cash used in operating activities of $51.7 million for the three months ended March 31, 2002. The increase in cash used in operating activities was primarily due to interest and fees paid at the completion of our reorganization proceedings. Cash used in investing activities was $1.0 million for the three months ended March 31, 2001 compared to cash provided by investing activities of $492,000 in the current year. This decrease in cash used in investing activities was primarily due to the decreased level of capital expenditures and receipt of proceeds from sales of long-term assets. For the three months ended March 31, 2001 cash used in financing activities was $5.5 million compared to cash used in financing activities of $21.5 million for the current year. The increase was primarily due to payments made at the effective date of our reorganization.

     Cash provided by operating activities was $25.4 million for the twelve months ended December 31, 2000, compared to cash provided by operating activities of $49.4 million for the twelve months ended December 31, 2001. The increase in cash flow from operating activities was primarily due to the large non-cash impairment and reorganization charges in 2001 ($141.3 million) compared with the impairment and reorganization charges in 2000 ($29.2 million), offset by a deterioration in our working capital position and the absence in 2001 of an increased valuation allowance for our deferred taxes, a non-cash item which was $23.0 million in 2000. Net cash used in investing activities was $15.6 million for the year ended December 31, 2000 as compared to $1.0 million in 2001. This decrease in cash used in investing activities was primarily due to the decreased level of capital expenditures and receipt of proceeds from sales of long-term assets. For the year ended December 31, 2000 cash provided by financing activities was $47.0 million compared to cash used in financing activities of $6.8 million in 2001. The decrease was primarily due to reduced borrowings under our old revolving credit facility.

     Cash provided by operating activities was $59.6 million for the twelve months ended December 31, 1999, compared to cash provided by operating activities of $25.4 million for the twelve months ended December 31, 2000. The decrease in cash flow from operating activities was primarily due to the reduction in net income, partially offset by changes in operating assets and liabilities. Cash used in investing activities was $135.0 million for the year ended December 31, 1999 as compared to $15.6 million in 2000. This decrease in cash used in investing activities was primarily due to the decreased level of capital expenditures because of our bankruptcy and receipt of proceeds from a sale and leaseback transaction. For the years ended December 31, 1999 and 2000, cash provided by financing activities was $66.6 million and $47.0 million, respectively. The decrease was primarily due to reduced borrowings under our credit facilities.

     Our ability to service our indebtedness will require a significant amount of cash. Our ability to generate this cash will depend largely on future operations. Based upon our current level of operations, we believe that cash flow from operations, available cash, sales of surplus assets and borrowings under our credit agreements will be adequate to meet our liquidity needs. See the description of our credit agreements under "Description of Indebtedness".

PROPOSED NEW CREDIT FACILITY

     We are negotiating a new credit facility, which we expect will be arranged by Goldman, Sachs & Co., that will permit borrowings through a combination of revolving credit and term loans. We expect this facility to fully replace our existing term loan credit agreement and revolving credit agreement. We anticipate that borrowings under this new facility will be secured by pledges of certain of our assets and that the facility will contain customary restrictive covenants. We intend to use borrowings under this facility to repay the unpaid balance of amounts borrowed under our existing term loan credit agreement and to repay our general unsecured creditors to the extent they are not repaid with the proceeds of the offering.

CONTRACTUAL OBLIGATIONS

     As of January 31, 2002, the effective date of our reorganization, our long-term debt obligations, obligations to general unsecured creditors pursuant to our plan of reorganization and future minimum payments under capital leases and operating leases with terms over one year were as follows (except as indicated):

                                                      PAYMENTS DUE BY PERIOD
                                   -------------------------------------------------------------
                                   ONE YEAR
                                   OR LESS    2-3 YEARS   4-5 YEARS   AFTER 5 YEARS     TOTAL
                                   --------   ---------   ---------   -------------   ----------
                                                          (IN THOUSANDS)
Term loan credit agreement(1)....  $20,000     $55,000     $60,000       $96,130        $231,130
Revolving credit agreement(2)....       --          --      50,000            --          50,000
10 3/8 senior subordinated
  notes(3).......................       --          --          --       154,315         154,315
General unsecured creditors(4)...   15,000      10,000      10,000        18,800          53,800
Industrial revenue bond(5).......      522       1,043         739            --           2,304
Capital lease obligations(6).....    6,600      13,373      13,388        84,509         117,870
Operating leases(6)..............   40,608      76,458      71,153       365,707         553,926
                                   -------    --------    --------      --------      ----------
Total contractual cash
  obligations....................  $82,730    $155,874    $205,280      $719,461      $1,163,345
                                   =======    ========    ========      ========      ==========

---------------
(1) Our new term loan has required semi-annual principal payments each June 30 and December 31 through June 30, 2006. The remaining principal balance outstanding matures on January 31, 2007.

(2) The revolving credit agreement has a maturity date of October 31, 2006. This presentation assumes the full $50 million commitment is outstanding and payable.

(3) The maturity date for the 10 3/8% senior subordinated notes is February 1, 2009.

(4) Our general unsecured creditors are due semi-annual payments of $2.5 million with a maturity of January 31, 2007. The information presented is as of May 31, 2002.

(5) The information presented is as of December 31, 2001.

(6) Includes obligations for theatres we had not closed or for which leases had not been rejected as of December 31, 2001.

                                    BUSINESS

                                    OVERVIEW

     We are one of the largest motion picture exhibitors in the United States. We currently operate 310 theatres with 2,267 screens located in 35 states, making us the second largest exhibitor in the country by number of theatres and the third largest by number of screens. We target small- to mid-size non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000.

     The smaller size of our markets enables us to service our customers with fewer screens than would be necessary in larger markets. As a result, our theatre circuit has an average of 7.3 screens per theatre, lower than some of the other exhibitors. We believe, however, that our theatres, 65% of which have six or more screens, are sufficiently modern to provide a high quality moviegoing experience. Further, we believe that most of our markets are already adequately screened and that our smaller markets, in particular, cannot support significantly more screens. As a result, we do not expect many of our markets to be targeted by our competitors for new builds. We believe these factors will enable us to maintain our strong competitive position with limited capital expenditures.

     Additional benefits of operating in small- to mid-size markets include:

     - Less competition from alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports teams and cultural events are more likely available.

     - Lower likelihood of overbuilding by megaplex theatres. Our markets generally will not support new megaplex theatres, which we define as having 12 screens or more. Because most of our principal competitors are focused on building megaplexes, we believe this provides us with an additional measure of competitive protection.

     - Lower operating costs. We believe that we benefit from lower labor costs, lower occupancy costs, lower maintenance costs and lower land and lease costs than our competitors. For example, as of May 31, 2002, approximately 55% of our hourly employees work for the federal minimum wage. We also believe that our average rent per leased theatre is among the lowest in the industry. Additionally, we own 76, or approximately 25%, of our theatres, one of the highest percentages in the industry, which we believe provides us with further cost benefits.

     For the twelve months ended March 31, 2002, we generated $473.7 million in revenues and $86.2 million in EBITDA before non-cash compensation and asset impairment charges. We believe that our resulting EBITDA margin reflects our attractive cost structure and is among the highest in the industry. Our EBITDA as adjusted for the first quarter of 2002 was $24.1 million, a 90% increase over the same period in 2001.

     On January 31, 2002, we emerged from bankruptcy under chapter 11 of the U.S. bankruptcy code. When we voluntarily commenced the bankruptcy proceedings in August 2000, we had not defaulted on payment of any of our debt obligations. All of our creditors have been or are expected to be paid in full, with interest, for all of their permitted claims.

     In the course of our reorganization, we rejected leases on or closed 136 underperforming theatres. We also negotiated modifications to our leases on 35 additional theatres. In connection with the bankruptcy, we converted $45.7 million of debt and $55.0 million of preferred stock into equity. These actions decreased our ongoing interest obligations. We also agreed to pay, over a five-year period, the permitted claims of our general unsecured creditors, plus interest at an annual rate of 9.4%. We estimate that our aggregate liability at May 31, 2002 for general unsecured creditors is approximately $53.8 million. Because some of these claims are disputed, we cannot presently determine the ultimate liability that may result, which may be higher or lower.

If we are unable to resolve these claims with the unsecured creditors, the bankruptcy court will settle these claims.

     The following table sets forth geographic information regarding our theatre circuit as of May 31, 2002:

STATE                       THEATRES   SCREENS
-----                       --------   -------
Alabama...................     17         152
Arkansas..................     10          88
Colorado..................      9          57
Delaware..................      1          14
Florida...................     10          80
Georgia...................     27         218
Idaho.....................      4          17
Illinois..................      2           6
Iowa......................     10          89
Kansas....................      1          12
Kentucky..................     10          51
Louisiana.................      3          22
Maryland..................      1           8
Michigan..................      1           5
Minnesota.................      9          76
Missouri..................      1           8
Montana...................     14          78
Nebraska..................      5          19
New Mexico................      1           2

STATE                       THEATRES   SCREENS
-----                       --------   -------
New York..................      1           8
North Carolina............     40         304
North Dakota..............      7          40
Ohio......................      6          39
Oklahoma..................     10          52
Pennsylvania..............     25         189
South Carolina............     15         105
South Dakota..............      5          35
Tennessee.................     29         226
Texas.....................     12          91
Utah......................      4          40
Virginia..................     11          69
Washington................      1          12
West Virginia.............      4          28
Wisconsin.................      2          18
Wyoming...................      2           9
                              ---       -----
Total.....................    310       2,267
                              ===       =====

     From time to time, we convert weaker performing theatres to "discount theatres" for the exhibition of films that have previously been shown on a first-run basis. Many of these theatres are typically in smaller markets where we are the only exhibitor in the market. At May 31, 2002, we operated 39 theatres with 154 screens as discount theatres. We also operate a very small number of theatres for the exhibition of first-run films at a reduced admission price.

                       THEATRE DEVELOPMENT AND OPERATIONS

DEVELOPMENT

     We carefully review small- to mid-size markets to evaluate the return on capital of opportunities to build new theatres or renovate our existing theatres. The circumstances under which we believe we are best positioned to benefit from building new theatres are in markets in which:

     - we believe building a new theatre provides an attractive cash flow opportunity;

     - we already operate a theatre and could best protect that theatre by expanding our presence; or

     - a film licensing zone is currently underserved by an independent operator.

     In general, we do not believe that building theatres in film licensing zones in which competitors operate provides attractive investment opportunities for us.

     Our bankruptcy and the excessive number of screens resulting from the industry's overbuilding of theatres in the last few years have been significant influences on our current growth strategy. We are committed to start construction of two theatres in 2002 if we resolve legal issues concerning two leases. If opportunities exist where new construction will be profitable to us, we will consider building additional theatres in future periods. Since our bankruptcy, we have closed approximately 26% of our theatres and are analyzing the remaining theatres and evaluating approaches to optimize our portfolio.

     The following table shows information about change in our theatre circuit during the past five years:

                                                                                    AVERAGE
                                                                                    SCREENS/
                                                              THEATRES   SCREENS    THEATRE
                                                              --------   --------   --------
Total at December 31, 1997..................................     520       2,720       5.2
  New Construction..........................................      23         274
  Closures..................................................     (75)       (336)
                                                                ----      ------
Total at December 31, 1998..................................     468       2,658       5.7
  New Construction..........................................      23         339
  Closures..................................................     (33)       (149)
                                                                ----      ------
Total at December 31, 1999..................................     458       2,848       6.2
  New Construction..........................................       7          99
  Closures..................................................    (113)       (509)
                                                                ----      ------
Total at December 31, 2000..................................     352       2,438       6.9
  New Construction..........................................       1          16
  Closures..................................................     (30)       (121)
                                                                ----      ------
Total at December 31, 2001..................................     323       2,333       7.2

     In addition, during the first quarter of 2002 we closed 11 theatres with a total of 58 screens.

OPERATIONS

     Our theatre operations are under the supervision of our Chief Operating Officer and four division managers. The division managers are responsible for implementing our operating policies and supervising our eighteen operating districts. Each operating district has a district manager who is responsible for overseeing the day-to-day operations of our theatres. Corporate policy development, strategic planning, site selection and lease negotiation, theatre design and construction, concession purchasing, film licensing, advertising, and financial and accounting activities are centralized at our corporate headquarters.

     We have an incentive bonus program for theatre level management, which provides for bonuses based on incremental improvements in theatre profitability, including concession sales. As part of this program, we evaluate "mystery shopper" reports on the quality of service, cleanliness and film presentation at individual theatres.

     Box office admissions. The majority of our revenues comes from the sale of movie tickets. For the 12 months ended March 31, 2002, box office admissions totaled $322.0 million, or 68% of total revenues. Of our 310 theatres, 271 show "first-run" films, which we license from distributors owned by the major studios, as well as from independent distributors. The remaining 39 of our theatres feature pictures at a discount price.

     Most of the tickets we sell are sold at our theatre box offices immediately before the start of a picture. At 12 of our theatres, patrons can buy tickets in advance either over the phone or on the Internet. These alternate sales methods do not currently represent a meaningful portion of our revenues, nor are they expected to be in the near term.

     Our business is seasonal, as studios tend to release their most successful pictures during the summer months and the Thanksgiving and Christmas holiday season.

     Concessions. Concession sales are our second largest revenue source after box office admissions, constituting approximately 30% of total revenues for the 12 months ended March 31, 2002. Our strategy emphasizes quick and efficient service built around a limited menu primarily focused on higher margin items such as popcorn, candy and soft drinks. In addition, we have introduced a limited number of new products, such as bottled water, frozen drinks, coffee, ice cream, pizza, hot dogs and pretzels, at certain theatre locations where necessary to respond to competitive conditions in the relevant market. We actively seek to promote concession sales through the design and appearance of our concession stands, the introduction of special promotions from time to time, by reducing wait times and by training our employees to up-sell products. In addition, our management incentive bonus program includes concession results as a component of determining the bonus awards.

     We purchase substantially all of our concession supplies, except for soft drink syrup, as well as janitorial supplies from Showtime Concession Supply, Inc., which is supplied by The Coca-Cola Company. We are by far the largest customer of Showtime Concession Supply. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors which are likely to be, in the aggregate, less favorable to us than the current arrangement.

     Additional revenue streams. Most of our theatres include electronic video games located in or adjacent to the lobby. We also generate revenues through on-screen advertising on a number of our screens. We operate two family entertainment centers under the name Hollywood Connection(R) which feature multiplex theatres and other forms of family entertainment. These revenue streams are not material.

                                 FILM LICENSING

     We obtain licenses to exhibit films by directly negotiating with or, in rare circumstances, submitting bids to film distributors. We license films through our booking office located in Columbus, Georgia. Our Senior Vice President -- Film, in consultation with our President, directs our motion picture bookings.

     Prior to negotiating or bidding for a film license, our Senior Vice President -- Film and film-booking personnel evaluate the prospects for upcoming films. The criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected MPAA rating. Because we only license a portion of newly released first-run films (145 of 453 available in 2001), our success in licensing depends greatly upon the availability of commercially popular motion pictures, but also upon our knowledge of the tastes of residents in our markets and insight into trends in those tastes. We maintain a database that includes revenue information on films previously exhibited in our markets. We use this historical information to match new films with particular markets so as to maximize revenues. The table below depicts the industry's top 10 films for 2001 compared to our top 10 films for 2001:

                           INDUSTRY
        ----------------------------------------------
          1.  Harry Potter Sorcerer's Stone
          2.  Shrek
          3.  Monsters, Inc.
          4.  Rush Hour 2
          5.  Lord of the Rings: Fellowship of the
              Rings
          6.  The Mummy Returns
          7.  Pearl Harbor
          8.  Jurassic Park 3
          9.  Planet of the Apes
         10.  Hannibal
                       CARMIKE CINEMAS
        ----------------------------------------------
          1.  Rush Hour 2
          2.  Harry Potter Sorcerer's Stone
          3.  Monsters, Inc.
          4.  Shrek
          5.  Pearl Harbor
          6.  Jurassic Park 3
          7.  The Mummy Returns
          8.  Planet of the Apes
          9.  Hannibal
         10.  The Fast and the Furious

FILM RENTAL FEES

     We typically enter into licenses that provide for rental fees based on either "firm terms" established prior to the opening of the picture or on a mutually agreed "settlement" upon the conclusion of the film run. Under a firm terms formula, we pay the distributor a specified percentage of the box office receipts, and this percentage declines over the term of the run. Firm term film rental fees are generally the greater of (i) 60 to 70% of gross box office receipts, gradually declining to as low as 30% over a period of four to seven weeks and (ii) a specified percentage (i.e., 90%) of the excess gross box office receipts over a negotiated allowance for theatre expenses (commonly known as a "90-10" arrangement). The settlement process allows for negotiation based upon how a film actually performs. A firm term agreement could result in lower than anticipated film rent if the film outperforms expectations especially with respect to film's run and, conversely, there is a downside risk when the film underperforms.

FILM LICENSING ZONES

     Film licensing zones are geographic areas established by film distributors where any given film is allocated to only one theatre within that area. In our markets, these zones generally encompass three to five miles. In film licensing zones where we have little or no competition, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In competitive film licensing zones, a distributor will either require the exhibitors in the zone to bid for a film or will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie and then that exhibitor will negotiate film rental terms directly with the distributor for the film. We currently do not bid for films in any of our film licensing zones.

RELATIONSHIP WITH DISTRIBUTORS

     We depend on, among other things, the quality, quantity, availability and acceptance by movie-going customers of the motion pictures produced by the motion picture production companies and licensed for exhibition to the motion picture exhibitors by distribution companies. Disruption in the production of motion pictures by the major studios and/or independent producers or poor performance of motion pictures could have an adverse effect on our business.

     While there are numerous distributors that provide quality first-run movies to the motion picture exhibition industry, the following ten major distributors accounted for approximately 97.3% of our box office admissions during 2001:
Buena Vista, DreamWorks, Fox, MGM/UA, Miramax, New Line Cinema, Paramount, Sony, Universal and Warner Brothers.

     As of the date of our bankruptcy petition, film distributors held claims against us aggregating approximately $37.2 million. After we commenced our bankruptcy, several distributors elected to cease supplying us with new film product until their claims against us for pre-petition film exhibition fees were paid in full. We negotiated an agreement with each of our principal film distributors to repay their pre-petition claims for film exhibition fees in full in 17 weekly installments. Based on those agreements, the film distributors began to supply us with new film product again. Our payments under the agreements began on September 18, 2000 and were concluded by December 26, 2000. We believe that we currently have good relationships with all of the distributors.

                         MANAGEMENT INFORMATION SYSTEMS

     We have developed a proprietary computer system, which we call IQ-Zero, that is installed in each of our theatres. IQ-Zero allows us to centralize most theatre-level administrative functions at our corporate headquarters, creating significant operating leverage. IQ-Zero allows corporate management to monitor ticket and concession sales and box office and concession staffing on a daily basis, enabling our theatre managers to focus on the day-to-day operations of the theatre. In addition, it also coordinates payroll, tracks theatre invoices and generates operating reports analyzing film performance and theatre profitability. IQ-Zero also generates information we use to quickly detect theft. IQ-2000 is an enhanced version of the IQ-Zero system and has been installed in our theatres built since 1999. IQ-2000 facilitates new services such as advanced ticket sales and Internet ticket sales. Its expanded capacity will allow for future growth and more detailed data tracking and trend analysis. There is active communication between the theatres and corporate headquarters, which allows our senior management to react to vital profit and staffing information on a daily basis and perform the majority of the theatre-level administrative functions, thereby enabling our theatre manager to focus on the day-to-day operations of the theatres.

                                  COMPETITION

     The motion picture exhibition industry is fragmented and highly competitive. In markets where we are not the sole exhibitor, we compete against regional and independent operators as well as the larger theatre circuit operators.

     Our operations are subject to varying degrees of competition with respect to film licensing, attracting customers, obtaining new theatre sites or acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres, which may have a material adverse effect on our theatres. Competitors have built or are planning to build theatres in certain areas in which we operate, which have resulted and may continue to result in excess capacity in such areas which adversely affects attendance and pricing at our theatres in such areas. During our reorganization, we received approval from the bankruptcy court to reject theatre leases relating to 136 of our theatre locations.

     From the mid- to late-1990s, industry screen count grew faster than attendance, resulting in declining attendance and profitability per screen. As a result of this rapid overbuilding, the total number of screens reached an all-time high of 37,396 in 2000, according to the MPAA. When the economics of many of these theatres became unsustainable, most major exhibitors, ourselves included, began closing underperforming locations. At December 31, 2001, the domestic screen count had declined to 36,764. These actions have helped to reverse the trend of declining attendance per screen and increase the profitability of the industry. In the near term, we expect a further net decline in total industry screen count, with further screen closures and only modest new builds.

     The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older and smaller theatres, including theatres operated by us. In addition, demographic changes and competitive pressures can lead to a theatre location becoming impaired.

     In addition to competition with other motion picture exhibitors, our theatres face competition from a number of alternative motion picture exhibition delivery systems, such as cable television, satellite and pay-per-view services and home video systems. The expansion of such delivery systems could have a material adverse effect upon our business and results of operations. We also compete for the public's leisure time and disposable income with all forms of entertainment, including sporting events, concerts, live theatre and restaurants.

                             REGULATORY ENVIRONMENT

     The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Certain consent decrees resulting from such cases bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre basis. Consequently, exhibitors such as our company cannot assure themselves of a supply of motion pictures by entering into long-term arrangements with major distributors but must compete for licenses on a film-by-film and theatre-by-theatre basis.

     The Americans with Disabilities Act, which became effective in 1992, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including theatres (both existing and newly constructed), be accessible to patrons with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. Also, the ADA may require certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. For example, we are aware of several lawsuits that have been filed against other exhibitors by disabled moviegoers alleging that certain stadium seating designs violate the ADA.

     On June 30, 1998, we executed a settlement agreement with the U.S. Department of Justice under Title III of the ADA. Under the settlement agreement, we agreed to complete the readily achievable removal of barriers to accessibility, or alternatives to barrier removal, at two theatres in Des Moines, Iowa and to distribute to all of our theatres a questionnaire designed to assist our management in the identification of existing and potential barriers and a threshold determination of what steps might be available for removal of such existing and potential barriers. We continue to assess the impact of such questionnaires on our theatres. We construct new theatres to be accessible to the disabled and believe we are otherwise in substantial compliance with applicable regulations relating to accommodating the needs of the disabled. We have a Director of ADA Compliance to monitor our ADA requirements.

     Our theatre operations are also subject to federal, state and local laws governing such matters as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship, and health and sanitation requirements and licensing. We believe that our theatres are in material compliance with such requirements.

     We own, manage and/or operate theatres and other properties which may be subject to certain U.S. federal, state and local laws and regulations relating to environmental protection, including those governing past or present releases of hazardous substances. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of such contamination, regardless of fault or the legality of original disposal. These persons include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. Additionally, in the course of maintaining and renovating our theatres and other properties, we periodically encounter asbestos containing materials that must be handled and disposed of in accordance with federal, state and local laws, regulations and ordinances. Such laws may impose liability for release of asbestos containing materials and may entitle third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos containing materials.

                                   EMPLOYEES

     As of May 31, 2002, we had approximately 9,620 employees, of which 49 were covered by collective bargaining agreements and 9,060 were part-time. In order to combat uncertainties that may have stemmed from the bankruptcy, to reward key employees for shouldering any additional burdens that had been imposed by the bankruptcy and to maintain employee morale, we implemented, with the approval of the bankruptcy court, the Carmike Cinemas, Inc. Employee Retention and Severance Plan. One component of our comprehensive program designed to provide incentives to management and other critical employees to remain in our employment and to work toward a successful reorganization of our business is our annual bonus plan in the ordinary course of business to the extent that bonus objectives can be met during the fiscal year.

     As of May 31, 2002, approximately 55% of our hourly employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. We believe we are more dependent upon minimum wage employees than most other theatre operators. Although our ability to secure employees at the minimum wage in our smaller markets is advantageous to us because it lowers our labor costs, we are also more likely than other operations to be immediately and adversely affected if the minimum wage is raised.

                                   PROPERTIES

     As of May 31, 2002, we owned 76 of our theatres and leased 230 of our theatres. We operated an additional four theatres under shared ownership.

     We typically enter into long-term leases that provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. We, at our option, can renew a substantial portion of our theatre leases at the then fair rental rate for various periods with a renewal period of up to 20 years.

     We own our headquarters building, which has approximately 48,500 square feet, in Columbus, Georgia. Pursuant to the terms of industrial revenue bonds which were issued in connection with the construction of the corporate office, our interest in the building is encumbered by a lien in favor of the Downtown Development Authority of Columbus, Georgia.

                               LEGAL PROCEEDINGS

     From time to time, we are involved in routine litigation and legal proceedings in the ordinary course of our business, such as personal injury claims, employment matters, contractual disputes and claims alleging ADA violations. Currently, we do not have pending any litigation or proceedings that we believe will have a material adverse effect, either individually or in the aggregate, upon us.

                                   MANAGEMENT

     The following persons are our senior executive officers and directors as of May 31, 2002.

NAME                                AGE                            POSITION
----                                ---                            --------
Michael W. Patrick................  52    President, Chief Executive Officer and Chairman of the
                                          Board of Directors
Fred W. Van Noy...................  45    Senior Vice President and Chief Operating Officer
Martin A. Durant..................  53    Senior Vice President -- Finance, Treasurer and Chief
                                          Financial Officer
Anthony J. Rhead..................  61    Senior Vice President -- Film and Secretary
P. Lamar Fields...................  47    Senior Vice President -- Development
H. Madison Shirley................  50    Senior Vice President -- Concessions and Assistant
                                          Secretary
Marilyn B. Grant..................  54    Vice President -- Advertising
Ian M. Cumming....................  61    Director
Elizabeth C. Fascitelli...........  44    Director
Richard A. Friedman...............  44    Director
John W. Jordan, II................  53    Director
Alan J. Hirschfield...............  66    Director
Carl L. Patrick, Jr...............  55    Director
Kenneth A. Pontarelli.............  31    Director
Roland C. Smith...................  47    Director
David W. Zalaznick................  48    Director

     MICHAEL W. PATRICK has served as our President since October 1981, director since April 1982, Chief Executive Officer since March 1989 and Chairman of the Board of Directors since January 2002. He joined us in 1970 and served in a number of operational and film booking and buying capacities prior to becoming President. Mr. Patrick serves as a director of the Will Rogers Institute, and he is a member of the Board of Trustees of Columbus State University Foundation, Inc. Mr. Patrick also serves as President of our subsidiaries Eastwynn Theatres, Inc. and Wooden Nickel Pub, Inc.

     FRED W. VAN NOY joined us in 1975. He served as a District Manager from 1984 to 1985 and as Western Division Manager from 1985 to 1988, when he became Vice President -- General Manager. In December 1997, he was elected to the position of Senior Vice President -- Operations. In November 2000, he became Senior Vice President -- Chief Operating Officer. Mr. Van Noy also serves as Senior Vice President of our subsidiary Eastwynn Theatres, Inc.

     MARTIN A. DURANT joined us in July 1999 as Senior Vice
President -- Finance, Treasurer and Chief Financial Officer. Prior to joining us, Mr. Durant was Senior Vice President -- Corporate Services for AFLAC Incorporated, a Columbus, Georgia based international holding company, for a period of ten years. Prior to his position with AFLAC he was President of a venture capital firm located in Florida. Mr. Durant began his career with KPMG Peat Marwick and is a licensed Certified Public Accountant. Mr. Durant also serves as Senior Vice President -- Finance, Treasurer and Chief Financial Officer of our subsidiaries Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc. and Military Services, Inc.

     ANTHONY J. RHEAD joined us in June 1981 as manager of the booking office in Charlotte, North Carolina. In July 1983, Mr. Rhead became Vice President -- Film and in December 1997 was elected Senior Vice President -- Film. Prior to joining us, he worked as a film booker for Plitt Theatres, Inc. from 1973 to 1981. Mr. Rhead also serves as Senior Vice President -- Film and

Secretary of our subsidiary Eastwynn Theatres, Inc. and as Secretary of our subsidiary Wooden Nickel Pub, Inc.

     P. LAMAR FIELDS joined us in January 1983 as Director of Real Estate. He served in this position until 1985 when he became Vice President -- Development. In December 1997 he was elected to the position of Senior Vice President -- Real Estate. In January 2002, he became Senior Vice President -- Development. Mr. Fields also serves as Senior Vice President -- Real Estate of our subsidiary Eastwynn Theatres, Inc.

     H. MADISON SHIRLEY joined us in 1976 as a theatre manager. He served as a District Manager from 1983 to 1987 and as Director of Concessions from 1987 until 1990. He became Vice President -- Concessions in 1990 and Senior Vice President -- Concessions and Assistant Secretary in December 1997. Mr. Shirley serves as Senior Vice President -- Concessions and Assistant Secretary of our subsidiary Eastwynn Theatres, Inc.

     MARILYN B. GRANT joined us in 1975 as a bookkeeper. She served as Advertising Coordinator from 1984 to 1985 and became the Director of Advertising in 1985. In August 1990, she was elected to her present position as Vice President -- Advertising.

     IAN M. CUMMING has been a director of ours since January 2002. He has served as a director and Chairman of the Board of Leucadia National Corporation since June 1978. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, manufacturing, winery operations, real estate activities, precious metals mining and property and casualty insurance. In addition, he is a director of Allcity Insurance Company, MK Gold Company and a director and Chairman of the Board of The FINOVA Group Inc. Allcity Insurance Company, a subsidiary of Leucadia, is an international mining company. FINOVA is a middle market lender, in which Leucadia has an indirect 25% equity interest. Mr. Cumming is also a director of Skywest, Inc., a Utah-based regional air carrier and HomeFed Corporation, a publicly held real estate development company.

     ELIZABETH C. FASCITELLI has been a director of ours since December 1998. She is a managing director in the Principal Investment Area of Goldman, Sachs & Co. She joined Goldman, Sachs & Co. in 1984 and became a managing director in 1997.

     RICHARD A. FRIEDMAN has been a director of ours since December 1998. He is head of the Principal Investment Area of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1981, became a partner in 1990 was made a managing director in 1996. Mr. Friedman serves on the boards of directors of AMF Bowling, Inc., Polo Ralph Lauren Corporation and Yankee Entertainment and Sports Network (YES).

     ALAN J. HIRSCHFIELD has been a director of ours since April 2002. Mr. Hirschfield is a private investor and consultant. From 1992 to 2000, he was Co-Chief Executive Officer of Data Broadcasting Corporation, which merged with Financial Times/Pearsons, Inc., and, from 1990-1992, he was Managing Director of Wertheim Schroder & Co., Inc., investment bankers, and Co-Chief Executive Officer of Financial News Network. During 1986-1990, Mr. Hirschfield served as a consultant/investor in the entertainment/media industry. From 1980 to 1986, he was the Chairman and Chief Executive Officer of Twentieth Century Fox Film Corporation. Mr. Hirschfield was President and Chief Executive Officer of Columbia Pictures, Inc. from 1973 to 1978. He currently serves on the Boards of Directors of Cantel, Inc. (for which he is Vice-Chairman), Chyron Corporation, Interactive Data Corporation (formerly Data Broadcasting Corporation) and J Net Enterprises, Inc.

     JOHN W. JORDAN, II has been a director of ours since April 1982. He is a co-founder and managing partner of The Jordan Company, which was founded in 1982. Mr. Jordan is a managing partner of Jordan/Zalaznick Capital Company and Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. From 1973 until 1982, he was a Vice President of Carl Marks & Company, a New York investment banking company. Mr. Jordan is a director of Apparel

Ventures, Inc., Ameriking, Inc., Jackson Products, Inc., Motors & Gears Holdings, Inc., Fannie May Holdings, Inc., GEAR For Sports, Inc., W-H Energy Services, Inc. and Rockshox, Inc., as well as most of the companies in which The Jordan Company holds investments.

     CARL L. PATRICK, JR. has served as a director of ours since April 1982. He was the Director of Taxes for the Atlanta, Georgia office of Arthur Young & Co. from October 1984 to September 1986, and is currently self-employed. Previously, he was a certified public accountant with Arthur Andersen & Co. from 1976 to October 1984. Carl L. Patrick, Jr. served two terms as Chairman of the Board of Summit Bank Corporation and currently serves as a director of that company. Carl
L. Patrick, Jr. is Co-Chairman of PGL Entertainment Corp. Carl L. Patrick, Jr. and Michael W. Patrick are brothers.

     KENNETH A. PONTARELLI has been a director of ours since April 2002. He is a vice president in the Principal Investment Area of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1992 and became a vice president in 2000. Mr. Pontarelli also serves on the Board of Directors of NextMedia Investors LLC, a media company that owns and operates radio stations and outdoor advertising properties throughout the United States.

     ROLAND C. SMITH has been a director of ours since April 2002. He has been President and Chief Executive Officer of AMF Bowling Worldwide, Inc. since April 1999. He was elected Chairman of the Board of Directors of AMF Bowling Worldwide on March 20, 2002. Prior to joining AMF Bowling, he was President and Chief Executive Officer of the Triarc Restaurant Group, a restaurant franchiser which conducts its business through Arby's, Inc., from February 1997 to April 1999. He joined Triarc in 1994 as Vice President of International Marketing. Mr. Smith was President and Chief Executive Officer of AMF Bowling Worldwide, Inc. and its indirect parent AMF Bowling, Inc. when the companies filed voluntary petitions for relief under chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia on July 2, 2001 and July 30, 2001, respectively. AMF Bowling Worldwide emerged from bankruptcy on March 8, 2002.

     DAVID W. ZALAZNICK has served as a director of ours since April 1982. He is a co-founder and general partner of The Jordan Company, a managing partner of Jordan/Zalaznick Capital Company and a director of Jordan Industries, Inc. From 1978 to 1980, he worked as an investment banker with Merrill Lynch White Weld Capital Markets Group and, from 1980 until the formation of The Jordan Company in 1982, Mr. Zalaznick was a Vice President of Carl Marks & Company. Mr. Zalaznick is a director of Apparel Ventures, Inc., Marisa Christina, Inc., Ameriking, Inc., Motors & Gears Holdings, Inc., GEAR For Sports, Inc., W-H Energy Services, Inc. and Jackson Products, Inc.

     All of the persons who are identified as executive officers were serving as our executive officers or those of our subsidiaries as indicated when we filed our voluntary petition for relief under the U.S. bankruptcy code.

     Each individual described above has been designated by one of the parties to the stockholders' agreement to be a member of the board of directors and has been elected to a one-year term.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth certain information concerning the compensation of our Chief Executive Officer and each of our other four most highly compensated executive officers serving as of December 31, 2001 (these five individuals, collectively, the "named executive officers") for the fiscal years ended December 31, 2001, 2000 and 1999. All options to purchase shares of our stock that were outstanding immediately prior to the January 31, 2002 were cancelled on January 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                  ANNUAL              AWARDS
                                               COMPENSATION        ------------
                                            -------------------     SECURITIES       ALL OTHER
                                             SALARY     BONUS       UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR     ($)        ($)      OPTIONS/SARS(#)       ($)
---------------------------          ----   --------   --------   ---------------   ------------
Michael W. Patrick.................  2001   $589,719    $30,000            --         $63,886(1)
  President, Chief Executive         2000    589,719     14,000       100,000         *
  Officer and Director               1999    589,719     44,000            --          63,962
Martin A. Durant(2)................  2001   $213,000   $126,250            --         *
  Senior Vice President -- Finance,  2000    200,000    267,500        40,000         *
  Treasurer and Chief Financial
     Officer
F. Lee Champion, III(3)............  2001   $169,000    $62,250            --         *
  Senior Vice President, General     2000    169,000      8,750        40,000         *
  Counsel, Secretary and Director    1999    162,750     42,500            --         *
Fred W. Van Noy....................  2001   $132,084   $103,750            --         *
  Senior Vice President and Chief    2000    100,000     24,000        40,000         *
  Operating Officer                  1999     93,750     64,000            --         *
Anthony J. Rhead...................  2001   $105,000    $46,250            --         *
  Senior Vice President -- Film and  2000    100,000     35,104        40,000
  Secretary                          1999     93,750     67,000            --         *

---------------
* The aggregate amount of other annual compensation is the lesser of (a) 10% of such officer's total salary and bonus for each of the years ended December 31, 2001, 2000 and 1999 or (b) $50,000.

(1) This amount includes $62,008 contributed under the deferred compensation plan.

(2) Martin A. Durant became our Senior Vice President -- Finance, Treasurer and Chief Financial Officer in July 1999 and was not one of the four most highly compensated executive officers of Carmike serving as of December 31, 1999.

(3) F. Lee Champion, III resigned as Senior Vice President, General Counsel, Secretary and Director effective at the close of business on December 31, 2001.

     There were no grants during the fiscal year ended December 31, 2001 of stock options or stock appreciation rights to the named executive officers, and no options were exercised by the named executive officers during the last fiscal year. The following table sets forth information with respect to the named executive officers concerning unexercised options held as of the end of the fiscal year ended December 31, 2001. All options to purchase shares of our stock that were outstanding immediately prior January 31, 2002 were cancelled on January 31, 2002.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                              OPTIONS AT FY-END(#)             AT FY-END($)(1)
                                           ---------------------------   ---------------------------
NAME                                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                       -----------   -------------   -----------   -------------
Michael W. Patrick.......................    105,000        100,000          --             --
Martin A. Durant.........................      6,000         40,000          --             --
F. Lee Champion, III.....................     30,000         40,000          --             --
Anthony J. Rhead.........................     37,500         40,000          --             --
Fred W. Van Noy..........................     45,000         40,000          --             --

---------------
(1) An option is "in-the-money" if the fair market value of our Class A common stock exceeds the exercise price. None of the options held by the named executive officers were "in-the-money" on December 31, 2001.

    All of the options to purchase Class A common stock were cancelled on January 31, 2002 as part of the plan of reorganization.

                           COMPENSATION OF DIRECTORS

     During fiscal year 2001, the members of our board of directors who were not our employees each waived the $5,000 annual retainer for serving on the board of directors since we were involved in our reorganization. As of this fiscal year, directors receive $2,500 per meeting for participating in meetings of the board of directors or its committees, not to exceed $10,000 a year per director, except that independent directors Roland C. Smith and Alan J. Hirschfield each receive $5,000 per meeting up to a maximum $25,000 a year. Our employees do not receive any additional compensation for serving on the board of directors.

                              EMPLOYMENT CONTRACTS

     In connection with our reorganization, we have entered into a Chief Executive Officer employment agreement with Michael W. Patrick effective January 31, 2002 that modifies and supersedes his former employment agreement with us. The new five-year term agreement provides for a base annual salary of $850,000 per year plus, if certain performance targets are achieved, an annual bonus of up to 50% of his base salary for the year in which the targets are achieved. The agreement further provides that, on each of the third, fourth and fifth anniversary dates of January 31, 2002, we shall issue and/or deliver to Mr. Patrick the number of shares of our common stock that would be equivalent to 260,000 shares of our common stock if such stock had been issued and owned continuously from that date. However, no such installment delivery shall be made if earlier Mr. Patrick's employment was terminated for "cause" (as defined in the agreement) or Mr. Patrick breached certain covenants relating to non-competition and fiduciary duties set forth in the agreement; all installment deliveries that have not been made or canceled shall be made immediately upon the occurrence of his death or a "change in control" (as defined and to the extent provided in the agreement). The shares are issuable under the new Carmike Cinemas, Inc. 2002 Stock Plan.

     Mr. Patrick's employment agreement further provides that, in the event there is a "change in control" (as defined in the agreement), the employment agreement will be automatically extended for a period of five years, beginning on the first day of the month during which such change in control occurs. A change in control shall not be deemed to have occurred as a result of our commencement of a case under the U.S. bankruptcy code or any action taken in accordance with and as provided in any plan of reorganization approved by a bankruptcy court with respect to us. In the event of Mr. Patrick's (i) involuntary termination of employment with us (other than by reason of death, disability or for "cause" (as defined in the agreement) or
(ii) following a "change in control," resignation for "good reason" (as defined in the agreement), Mr. Patrick will be entitled to a lump sum payment equal to his base salary and, if applicable, the target bonus for the year of his employment termination, multiplied by the number of full and partial years remaining in his employment term.

                             EMPLOYEE BENEFIT PLANS

     We have two effective employee benefit plans since our reorganization in which executive officers participate: our deferred compensation plan and our 2002 Stock Plan.

DEFERRED COMPENSATION PLAN

     We maintain a deferred compensation plan for certain executive officers, including the named executive officers, pursuant to which we pay additional compensation quarterly on a pre-tax basis equal to 10% of an employee's taxable compensation. Distributions from the plan are made upon or shortly after normal retirement, disability, death or termination of employment of a participant.

CARMIKE CINEMAS, INC. 2002 STOCK PLAN

     We adopted the 2002 Stock Plan effective January 31, 2002 and reserved 1,000,000 shares of common stock for issuance under the 2002 Stock Plan. We expect to submit the 2002 Stock Plan for approval by the stockholders at the next annual meeting. The 2002 Stock Plan is intended to provide incentives which will attract, retain and motivate highly competent persons as officers and key employees of, and consultants to, us and our subsidiaries and affiliates, by providing them opportunities to acquire shares of the company's common stock or to receive monetary payments based on the value of such shares.

     The stock option committee administers the 2002 Stock Plan and designates the participants, who are individuals that the stock option committee determines to be significantly responsible for the success and future growth and profitability of the company. The stock option committee also determines the amount, type, conditions for vesting or exercisability, and other terms and conditions of participant awards. Awards may be made in the form of stock options, stock grants, stock appreciation rights, stock units, performance-based awards or any combination thereof.

     Our board of directors has approved the grant of 780,000 shares available under the 2002 Stock Plan to Michael W. Patrick. These shares will be delivered over a three year period beginning in 2005. In May 2002, our board's stock option committee approved grants of the remaining 220,000 shares to a group of seven other members of our senior management. Each executive must achieve specific annual performance goals before the stock will be earned. In some instances the executive may earn partial amounts of his or her stock grant based on graded levels of performance. The named executive officers were allocated the following shares:

                            NAME                              SHARES
                            ----                              ------
Fred W. Van Noy.............................................  45,000
Martin A. Durant............................................  40,000
Anthony J. Rhead............................................  45,000

     Shares earned each year will vest fourteen months after the calendar year earned.

CARMIKE CINEMAS, INC. EMPLOYEE RETENTION AND SEVERANCE PLAN

     On November 21, 2000, the board of directors approved the Carmike Cinemas, Inc. Retention and Severance Plan. The retention and severance plan, which was approved by order of the bankruptcy court on January 31, 2001, was designed to supplement temporarily the salaries of our key employees in order to maintain competitive compensation levels for such employees during their continued employment with the company while our reorganization was proceeding. The retention and severance plan also was designed to reassure our key employees that they would not suffer a financial hardship in the unlikely event that their employment was involuntarily terminated without cause. The retention and severance plan terminated on January 31, 2002.

     Participants in the retention and severance plan were designated by the board of directors. Sixty-one key employees participated in the retention and severance plan, including the named executive officers, except for the Chief Executive Officer. Each participant was placed in a category depending on the participant's job title and was entitled to receive an annual retention bonus in an amount equal to a percentage of the participant's annual base salary, ranging from 100% for certain senior officers to 25% for other key employees. The bonus percentages specified by the board of directors for the named executive officers participating in the retention and severance plan were: 100% for Martin A. Durant and Fred W. Van Noy and 50% for F. Lee Champion, III and Anthony J. Rhead.

     The retention bonuses were payable in two or three installments, depending upon the category to which an employee belonged. On February 28, 2001, we paid 25% of the retention bonuses to each eligible participant in the retention and severance plan. As a result, the following payments were made to named executive officers and are reflected in the "Bonus" column of the summary compensation table:

Martin A. Durant.........  $50,000        Fred W. Van Noy..........  $33,750
F. Lee Champion, III.....  $21,125        Anthony J. Rhead.........  $12,500

     If the participant was employed with us through August 31, 2001, then that participant received either up to 25% or 75% of his or her remaining retention bonus depending upon the category to which the participant belonged and, in some cases, our actual operating performance in comparison to our 2001 annual operating budget approved by our board of directors and the statutory creditors' committee in our bankruptcy case. The following payments were made to named executive officers on August 31, 2001 and are reflected in the "Bonus" column of the summary compensation table:

Martin A. Durant.........  $56,250        Fred W. Van Noy..........  $33,750
F. Lee Champion, III.....  $21,125        Anthony J. Rhead.........  $13,750

Certain participants received up to 50% of their remaining retention bonus, depending upon our actual operating performance in comparison to our 2001 annual operating budget, on February 28, 2002. The following payments were made to named executive officers on February 28 2002:

Martin A. Durant........  $112,500        Fred W. Van Noy.........  $67,500
Anthony J. Rhead........  $ 27,500

F. Lee Champion, III resigned as our Senior Vice President, General Counsel, Secretary and Director effective December 31, 2001 and, thus, did not receive a retention bonus on February 28, 2002. No retention bonus was paid to any participant who terminated employment for any reason (other than death or disability) prior to the scheduled payment date.

     Finally, the retention and severance plan provided for severance payments upon a participant's involuntary termination of employment (other than for cause or by reason of death or disability) or, following a change in control, resignation for good reason. No participants became entitled to any severance payments under the Retention and Severance Plan prior to its termination.

CARMIKE CINEMAS, INC. 1998 CLASS A STOCK OPTION PLAN

     We did not issue any stock options under the Carmike Cinemas, Inc. 1998 Class A Stock Option Plan during the 2001 fiscal year. Further, all of the pre-reorganization Class A common stock available for issuance and all of the outstanding stock options granted under the plan were cancelled on January 31, 2002.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year 2001, we had no compensation committee and no board committee performing a similar function. The following officers and employees participated in deliberations of the board of directors concerning executive officer compensation during the fiscal year ended December 31, 2001: Michael W. Patrick, Martin A. Durant and F. Lee Champion, III. On February 3, 2002, our board appointed the stock option committee for fiscal year 2002, and this committee performs the function of a compensation committee. The stock option committee members are Elizabeth C. Fascitelli and David W. Zalaznick.

                             PRINCIPAL STOCKHOLDERS

     As part of our reorganization on January 31, 2002, each share of our pre-reorganization Class A or Class B common stock was converted into 0.194925 of one share of our new common stock. Also on January 31, 2002, pursuant to our reorganization plan, the holders of our pre-reorganization Series A preferred stock received in the aggregate 41.2% of the 10 million shares of our new common stock reserved by the plan, and certain holders of $45.7 million of the 9 3/8% senior subordinated notes received in the aggregate 26.6% of our reorganized common stock.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth certain information as to our common stock beneficially owned as of May 31, 2002 by each person, other than persons whose ownership is reflected under the caption "Security Ownership of Management", who is known to us to own, directly or indirectly, more than 5% of the outstanding shares of our common stock, and reflects information presented either in each such person's filings with the SEC or otherwise provided to us. The entities listed below are affiliated with certain of our directors, whose beneficial ownership is also listed in "Security Ownership of Management" below.

                                                                                     PERCENT
                                                                                        OF
NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP   CLASS(1)
------------------------------------                          --------------------   --------
The Goldman Sachs Group, Inc.(2)
  85 Broad Street
  New York, New York 10004..................................       4,199,527           46.7%
Leucadia National Corporation(3)
  315 Park Avenue South
  New York, New York 10010..................................       1,001,570           11.1%

---------------
(1) Percent of class is with respect to outstanding shares of common stock as of May 31, 2002 (8,991,262 shares of common stock outstanding on that date).

(2) According to an Amendment to Form 4 filed with the SEC on April 1, 2002, The Goldman Sachs Group, Inc. ("GS Group") and certain affiliates, Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 4,199,527 shares of common stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the "GS Limited Partnerships"). Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners III, L.P. -- 2,860,981, (b) Goldman, Sachs & Co. Verwaltungs GmbH as nominee for GS Capital Partners III Offshore,
    L.P. -- 786,517, (c) GS Capital Partners III Germany Civil Law
    Partnership -- 132,077, (d) Stone Street Fund 1998, L.P. -- 322,593 and (e) Bridge Street Fund 1998, L.P. -- 97,359. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the GS Limited Partnerships except to the extent of their pecuniary interest therein. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both. Goldman Sachs, Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the common stock held in client accounts.

(3) According to the Schedule 13D filed by Leucadia National Corporation and certain affiliates on February 11, 2002, Leucadia Investors, Inc. is the direct owner of 114,903 shares of common stock. Leucadia Investors, Inc. is an indirect wholly-owned subsidiary of Leucadia

    National Corporation; both entities are New York corporations. Leucadia National Corporation may be deemed to be the beneficial owner of the common stock shares by virtue of its shared powers to direct the voting and disposition by Leucadia Investors, Inc. of such shares. In addition, Leucadia National Corporation is the direct owner of 886,667 shares of common stock. Ian M. Cumming is the Chairman of the Board of Directors of Leucadia National Corporation. John W. Jordan, II, David W. Zalaznick and Leucadia Investors, Inc. are each a general partner in The Jordan Company, a New York general partnership organized in 1982, which was one of the three original investors in the leveraged buyout of the company in April 1982.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information as to the common stock beneficially owned as of May 31, 2002 by each of our current directors and named executive officers and all directors and executive officers as a group.

                                                              BENEFICIAL      PERCENT
NAME OF BENEFICIAL OWNER                                      OWNERSHIP     OF CLASS(1)
------------------------                                      ----------    -----------
Michael W. Patrick(2).......................................    131,947         1.5%
Martin A. Durant............................................         --          --
Anthony J. Rhead............................................         --          --
Fred W. Van Noy.............................................         19           *
Ian M. Cumming(3)...........................................    180,283         2.0%
Elizabeth C. Fascitelli(4)..................................  4,199,527        46.7%
Richard A. Friedman(4)
Kenneth A. Pontarelli(4)
Alan J. Hirschfield.........................................         --          --
John W. Jordan, II(5)(6)....................................  1,227,785        13.6%
Carl L. Patrick, Jr.(7).....................................    118,619         1.3%
Roland C. Smith.............................................         --          --
David W. Zalaznick(5)(8)....................................    930,120        10.3%
All directors and executive officers as a group (17)
  persons...................................................  6,788,363        75.4%

---------------
 *  Indicates less than 1%.

--  Indicates no ownership.

(1) Percent of class is with respect to outstanding shares of common stock as of May 31, 2002 (8,991,262 shares of common stock outstanding on that date).

(2) Includes 7,695 shares of common stock held by Michael W. Patrick as custodian for his minor son; Michael W. Patrick has voting and investment power with respect to such shares. Excludes 11,613 shares of common stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Also excludes the 780,000 shares of common stock issuable to Michael W. Patrick under the 2002 Stock Plan pursuant to his employment agreement.

(3) Based on the Form 3 filed with the SEC, Mr. Cumming may be deemed to indirectly own 180,283 shares of common stock through the following ownership structure. According to the Schedule 13D filed by Leucadia National Corporation, Leucadia Investors, Inc. directly owns 114,903 shares of common stock. Leucadia Investors is a wholly owned subsidiary of Leucadia, Inc., which in turn is a wholly owned subsidiary of Leucadia National Corporation. In addition, Leucadia National Corporation directly owns 886,667 shares of common stock. Mr. Cumming beneficially owns, directly and through family members, 18.0% of the common

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    shares of Leucadia National Corporation (including shares issuable pursuant to currently exercisable warrants). Therefore, through his ownership of 18.0% of Leucadia National Corporation, Mr. Cumming may be deemed to be the indirect beneficial owner of 180,283 shares of common stock (approximately 18.0% of the shares of common stock held by Leucadia National Corporation).

(4) Mr. Friedman is head of the Principal Investment Area of Goldman Sachs. Ms. Fascitelli is a managing director of Goldman Sachs, and Mr. Pontarelli is a vice president of Goldman Sachs. Based on Amendments to Form 4 filed with the SEC and includes the 4,199,527 shares of common stock which Goldman Sachs or GS Group has reported and may be deemed to own beneficially and indirectly through the GS Limited Partnerships. Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the 4,199,527 shares of common stock held by the Limited Partnerships, except to the extent of any pecuniary interest therein, if any. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman Sachs as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman Sachs or its employees have voting or investment discretion or both. Goldman Sachs, Ms. Fascitelli, Mr. Friedman and Mr. Pontarelli disclaim beneficial ownership of the common stock held in client accounts.

(5) John W. Jordan, II, David W. Zalaznick and Leucadia Investors, Inc. are each a general partner in The Jordan Company, a New York general partnership organized in 1982, which was one of the three original investors in our leveraged buyout in April 1982. Does not include 1,001,570 shares of common stock beneficially owned by Leucadia Investors, Inc. Until May 26, 1995, Mr. Jordan was a director of Leucadia National Corporation.

(6) Consists of 87,366 shares of common stock owned by The Jordan Trust, a charitable remainder trust; 3,918 shares of common stock owned by TJT(B), a charitable remainder trust; and 1,136,501 shares of common stock owned by TJT(B) (Bermuda) Investment Company Ltd, a Bermuda company wholly owned by TJT(B). Mr. Jordan is the sole trustee of The Jordan Trust and TJT(B) and retains full investment and voting powers.

(7) Includes 39 shares of common stock owned by Carl L. Patrick, Jr.'s wife, as to which shares Carl L. Patrick, Jr. disclaims beneficial ownership. Includes 97 shares of common stock held as custodian for his son. Excludes 11,613 shares of common stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee, the remainder interest of which Carl L. Patrick, Jr. has purchased.

(8) Includes an aggregate of 2,340 shares held by three irrevocable trusts for the benefit of Mr. Zalaznick's minor children (Mr. Oded Oboodi is the trustee of these trusts), 10 shares held by Mr. Zalaznick as custodian for his minor son and 15 shares held by Mr. Zalaznick as custodian for his minor daughter. Mr. Zalaznick disclaims beneficial ownership of such 2,365 shares.

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              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     We have an aircraft lease agreement dated July 1, 1983, with C.L.P. Equipment, a sole proprietorship of which C.L. Patrick, our director until April 19, 2002, is the owner. Pursuant to the aircraft lease agreement we paid $190,522 in the year ended December 31, 2001. We believe that this transaction is on terms no less favorable to us than terms available from unaffiliated parties in arm's-length transactions.

     F. Lee Champion, III, our Senior Vice President, General Counsel, Secretary and a director until December 31, 2001, owns 10% of our subsidiary, Military Services, Inc. Military Services, Inc. consists of a single movie theatre with 10 screens on the Ft. Benning military installation. It does not represent a significant portion of our operations. Mr. Champion does not receive compensation or dividends for his ownership interest. Mr. Champion provides us with outside legal services and is compensated on terms no less favorable to us than terms available from unaffiliated parties in arm's-length transactions. Carl E. Sanders, our director until April 9, 2001, is Chairman of Troutman Sanders LLP, Atlanta, Georgia, which has provided us with legal services and is providing us with legal services during 2002.

     Richard A. Friedman is head of the Principal Investment Area of Goldman Sachs. Elizabeth C. Fascitelli is a managing director of Goldman Sachs, and Kenneth A. Pontarelli is a vice president of Goldman Sachs. Goldman Sachs is serving as the representatives for the underwriters in this offering. Also, Goldman Sachs and its subsidiaries have provided investment banking and related financial services to us in the past. Ms. Fascitelli and Mr. Friedman initially were elected as our directors pursuant to a stock purchase agreement dated November 22, 1998 relating to the sale of the Series A preferred stock, pursuant to which certain affiliates of Goldman Sachs purchased an aggregate of 550,000 shares of the Series A preferred stock for an aggregate purchase price of $55.0 million. The holders of the Series A preferred stock received 4,120,000 shares of our new common stock on January 31, 2002 pursuant to our reorganization plan, and Ms. Fascitelli and Messrs. Friedman, Pontarelli and Smith have been designated by GS Capital Partners III, L.P. pursuant to the stockholders' agreement effective January 31, 2002 to be members of our board of directors.

     On February 3, 1999, we sold $200.0 million in principal amount of the 9 3/8% senior subordinated notes, of which $140.0 million in principal amount was purchased by Goldman Sachs. In addition, on February 25, 1999, we entered into a $75.0 million Term Loan B for which Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, was a lead arranger and syndication agent. Goldman Sachs' claims regarding the 9 3/8% senior subordinated notes were exchanged in our reorganization for the 10 3/8% senior subordinated notes due 2009. Also, on January 31, 2002, the holders of claims related to the $75 million Term Loan B for which Goldman Sachs' affiliate served as a lead arranger and syndication agent, received new bank debt pursuant to a new term loan credit agreement, for which Goldman Sachs does not serve as lead arranger and syndication agent, and cash.

     Also, certain holders of $45.7 million in aggregate principal amount of the 9 3/8% senior subordinated notes received in the aggregate approximately 30% of our new common stock provided for issuance in the reorganization plan. Each holder that exchanged such notes for shares of our new common stock received 886,667 shares of our new common stock. These holders are our affiliates and include: (a) TJT(B) (Bermuda) Investment Company Ltd., a Bermuda company wholly owned by TJT(B), of which John W. Jordan, II is the sole trustee, (b) David W. Zalaznick and his wife Barbara Zalaznick, as joint tenants, and (c) Leucadia National Corporation, of which Ian M. Cumming is also a director and Chairman.

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                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and the material provisions of our certificate of incorporation and our bylaws is only a summary. You should refer to the complete terms of our capital stock contained in our amended and restated certificate of incorporation and our amended and restated bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

                                    GENERAL

     At the time of the offering, our authorized capital stock will consist of:

     - 20,000,000 shares of common stock, par value $0.03 per share and

     - 1,000,000 shares of preferred stock, par value $1.00 per share.

     Of the authorized shares of common stock, we are offering 3,000,000 shares. Upon completion of the offering, assuming the underwriters do not exercise their over-allotment option, 11,991,262 shares of common stock will be issued and outstanding and no shares of the preferred stock will be issued and outstanding. The material terms and provisions of our certificate of incorporation affecting the relative rights of the common stock are described below. We are not authorized to issue any non-voting stock.

                                  COMMON STOCK

     Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock and rights that may be applicable to any preferred stockholders if we issue preferred stock in the future, the holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock and rights that may be applicable to the holders thereof, the holders of common stock are entitled to a pro rata share in any distribution to our stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

                                PREFERRED STOCK

     Following completion of this offering, no shares of preferred stock will be outstanding. However, our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors is authorized, without further stockholder approval, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including the number of shares constituting any series and the distinctive designation of that series, whether the series shall have dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, whether the series shall have a sinking fund for the redemption or repurchase of the shares of that series. Our issuance of preferred stock in the future could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. We currently have no plans to issue any shares of preferred stock.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party
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to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company), by reason of the fact that he or she is or was a director, officer, employee or agent of ours or is or was a director or officer of ours serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the Delaware General Corporation Law, against all expenses, liabilities and losses (including attorneys' fees) reasonably incurred or suffered by such person in connection with such action, suit or proceeding. Our bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

     LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

     - Any breach of the director's duty of loyalty to us or our stockholders;

     - Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - The payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

     - Any transaction from which the director derived any improper personal benefit.

     The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the director's fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care.

          ADDITIONAL CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

GENERAL

     Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. These provisions could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

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BOARD OF DIRECTORS

     Our bylaws provide that our board of directors shall consist of ten members.

FILLING OF BOARD VACANCIES; REMOVAL

     Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the stockholders may be filled by the affirmative vote of a majority of our directors then in office provided that a quorum is present. Each director will hold office until his or her successor is elected and qualified, or until the director's earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Any director may be removed, with or without cause, by the vote of the holders of at least a majority of the shares of capital stock then entitled to vote at an election of directors.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Pursuant to the Delaware General Corporation Law and our bylaws, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the actions so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing.

CALL OF SPECIAL MEETINGS

     Our bylaws provide that special meetings of the stockholders may be called by either the Chairman, if there is one, the President, or the Secretary, and shall be called by any such officer at the request in writing of a majority of our board of directors or at the request in writing of stockholders owning at least 66 2/3% of our capital stock then issued and outstanding and entitled to vote.

DELAWARE "BUSINESS COMBINATION" STATUTE

     We are subject to the provisions of section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with (i) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of our assets. However, the above provisions of section 203 do not apply if (i) our board approves the transaction that made the stockholder an "interested stockholder," prior to the date of that transaction; (ii) after the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or (iii) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the "interested stockholder." This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

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AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Except where our board of directors is permitted by law or by our certificate of incorporation to act without any action by our stockholders, subject to any voting rights granted to our preferred stock, provisions of our certificate of incorporation may not be adopted, repealed, altered or amended, in whole or in part, without the approval of at least 66 2/3% of the combined voting power of then outstanding shares of our capital stock entitled to vote, voting as a single class. Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws.

                STOCKHOLDERS' AND REGISTRATION RIGHTS AGREEMENTS

  STOCKHOLDERS' AGREEMENT

     We have entered into a stockholders' agreement, dated as of January 31, 2002, with the following persons: Michael W. Patrick; GS Capital Partners III, L.P.; GS Capital Partners III Offshore, L.P.; Goldman, Sachs & Co. Verwaltungs GmbH; Bridge Street Fund 1998, L.P.; Stone Street Fund 1998, L.P.; The Jordan Trust; TJT(B); TJT(B) (Bermuda) Investment Company LTD.; David W. Zalaznick and Barbara Zalaznick, as joint tenants; Leucadia Investors, Inc. and Leucadia National Corporation (collectively, the "Signing Stockholders"). Based on all shares of our common stock outstanding as of the effective date of our reorganization, under the plan of reorganization, the Signing Stockholders own approximately 83.2% of the approximately 9,000,000 shares of common stock issued and outstanding on the effective date of our reorganization.

     Our amended and restated bylaws, which became effective on January 31, 2002, provide that the board of directors consists of ten individuals. Pursuant to the stockholders' agreement, the Signing Stockholders (as defined therein) agreed to vote their shares of our capital stock, during the term of the agreement (as described below), in a manner necessary to elect the following individuals to our Board of Directors: (a) our Chief Executive Officer; (b) Carl Patrick, Jr., subject to certain conditions; (c) three members designated by Jordan/Zalaznick Advisers, Inc., provided that at least one of such designees is an Independent Director (as defined below); (d) four members designated by GS Capital Partners III, L.P., provided that at least one of such designees is an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of our board of directors who, if elected, will qualify as an Independent Director. In the stockholders' agreement, an "Independent Director" means a person that (a) holds less than 5% of our capital stock, (b) is not an Affiliate (as defined therein) of a person who holds 5% or more of our capital stock and (c) is not one of our officers or employees. The term of the stockholders' agreement expires on February 29, 2004 unless earlier terminated by a written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the stockholders' agreement) holding at least 66.67% of the shares of our capital stock then owned by all of the Signing Stockholders (and any permitted transferees).

     Pursuant to the stockholders' agreement, Jordan/Zalaznick Advisers, Inc., which is 50% owned by each of John W. Jordan, II and David W. Zalaznick, has named John W. Jordan, II, David W. Zalaznick and Ian M. Cumming, chairman of the board of directors of Leucadia National Corporation, as its designees to our board of directors. Although Leucadia National Corporation is not a stockholder of Jordan/Zalaznick Advisers, Inc., Leucadia National Corporation or its subsidiaries provide consulting services to Jordan/Zalaznick Advisers, Inc. for a fee, and Mr. Cumming and Joseph S. Steinberg, a director and President of Leucadia National Corporation, are directors of Jordan/Zalaznick Advisers, Inc. In addition, Mr. Jordan, Mr. Zalaznick and Leucadia, Inc. are members of The Jordan Company LLC.

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     Michael W. Patrick designated Alan J. Hirschfield to serve on the board of directors, and his designation was subsequently approved by the board of directors in accordance with the stockholders' agreement.

     Also pursuant to the stockholders' agreement, the Signing Stockholders agreed to vote their shares of our capital stock in a manner necessary to approve the 2002 Stock Plan at any annual or special meeting of our stockholders held within twelve months of January 31, 2002, and to support affirmative action with respect to and, if presented for vote before our stockholders, to vote for the CEO employment agreement between Michael W. Patrick and us.

     In addition, the Signing Stockholders agreed that, until February 29, 2004, they will not, directly or indirectly, sell, offer to sell, or contract to sell grant any option to purchase or otherwise transfer or dispose of any interest in our capital stock other than (a) pursuant to an Extraordinary Transaction (as defined therein) such as the sale of all or substantially all of our assets or a sale, merger, consolidation or other transaction as a result of which the holders of the voting stock of the company immediately prior to such transaction would hold less than 50% of the outstanding voting rights of the successor entity; (b) to a parent company of the Signing Stockholder; (c) to a wholly owned subsidiary of the Signing Stockholder or a wholly owned subsidiary of the parent company of the Signing Stockholder; or (d) in the case of an individual Signing Stockholder, to a family member; provided, that with respect to each of the foregoing (b), (c) and (d), the transferee agrees to become bound by the terms and conditions of the Stockholders' Agreement.

     Notwithstanding this transfer restriction, the Signing Stockholders have executed a separate agreement permitting the selling stockholders to participate in this offering. All of the other shares held by the Signing Stockholders will remain subject to the transfer restriction after the offering.

     The Stockholders' Agreement will expire on February 29, 2004, but some or all of the Signing Stockholders may renew the agreement or enter into a similar formal or informal arrangement.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to a registration rights agreement dated as of January 31, 2002 among the Signing Stockholders and us, subject to certain exceptions, holders of restricted shares of common stock (the "Registrable Securities") who are signatories to the registration rights agreement ("Holders") have the right to require us to register under the Securities Act all or a part of the Registrable Securities held by such requesting Holders, provided that the number of shares sought to be included in the registration equals or exceeds, in the aggregate, 10% or more of the shares of common stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of these demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of Registrable Securities that such Holders beneficially own in our registrations of securities either for its own account or the account of a selling security holder. Registration of shares of common stock upon the exercise of such "demand" or "piggyback" registration rights would result in the covered shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement, which could reduce the trading price of our common stock.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar with respect to the common stock is Registrar and Transfer Company.

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                                    LISTING

     Our common stock trades on the Nasdaq National Market under the symbol "CKEC". We will apply for the additional listing of the shares issuable in this offering on the Nasdaq National Market.

                          DESCRIPTION OF INDEBTEDNESS

TERM LOAN CREDIT AGREEMENT

     The term loan credit agreement provides for borrowings of up to $254.5 million, of which $229.5 million were outstanding at May 31, 2002. The interest rate for borrowings under the term loan credit agreement is the greater of (i) at our option, a specified base rate plus 3.5% or an adjusted LIBOR plus 4.5%, and (ii) 7.75%. The final maturity date of the loans under the term loan credit agreement is January 31, 2007. The principal payment dates are June 30 and December 31 of each year, beginning June 30, 2002 and ending June 30, 2006.

     The term loan credit agreement contains covenants which, among other things, restrict our ability to:

     - Pay dividends or make any other restricted payments;

     - Create liens on our assets;

     - Make certain investments; and

     - Consolidate, merge or otherwise transfer all or any substantial part of our assets.

     In addition, the term loan credit agreement contains financial covenants that require us to maintain specified ratios of funded debt to EBITDA, EBITDA to interest expense on funded debt and EBITDAR to fixed charges. The term loan credit agreement defines the terms used in these covenants. It also limits our annual capital expenditures, which may not exceed $20.0 million in 2002, $15.0 million in 2003, $10.0 million in 2004 and $15.0 million in 2005 and 2006. However, beginning in 2003, these limits will increase each year by the amount of the unused capital expenditure allowance from the previous year, up to $5.0 million for any given year.

     Our failure to comply with any of the required financial ratios for two consecutive fiscal quarters or our failure to comply with the limitation on capital expenditures are events of default under the term loan credit agreement, in which case, if requested by lenders holding at least 51% of the aggregate principal amount outstanding under the agreement, the administrative agent shall declare the notes (together with any accrued interest) and all other amounts payable due. Other events of default under the term loan credit agreement include:

      - our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

      - the occurrence of a change of control, as defined in the agreement; or

      - the guaranty by our subsidiaries ceases to be in full force and effect.

     The lenders under the term loan credit agreement have (i) a second priority, perfected lien on owned real property and, to the extent landlord approval was obtained or not required, leased real property of us and our subsidiaries; (ii) a second priority, perfected security interest in the equity interests of our subsidiaries or 50% owned entities; and (iii) a second priority, security interest in substantially all personal property and specified small receivables owned by us and our subsidiaries. All of the security interests and liens that secure the new bank debt under the term loan credit agreement are junior and subordinate to the liens and security interests of the collateral agent under the revolving credit agreement. Our subsidiaries have guaranteed our obligations under the term loan credit agreement.
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  REVOLVING CREDIT AGREEMENT

     The revolving credit agreement provides for borrowings of up to $50 million. We have no amounts outstanding under this facility. The interest rate for borrowings under the revolving credit agreement is set from time to time at our option (subject to certain conditions set forth in the revolving credit agreement) at either: (i) a specified base rate plus 1.75% per annum or (ii) an adjusted LIBOR plus 3.25% per annum, based on the aggregate Revolving Credit Advances (as defined in the revolving credit agreement) outstanding from time to time.

     The revolving credit agreement contains covenants which, among other things, restrict our ability to:

     - Amend the terms of our supply contracts with Showtime Concession Supply Company and The Coca-Cola Company;

     - Amend Mr. Patrick's employment agreement;

     - Pay dividends or make any other restricted payments;

     - Create liens on our assets;

     - Make certain investments;

     - Consolidate, merge or otherwise transfer all or any substantial part of our assets;

     - Incur additional indebtedness;

     - Enter into transactions with our affiliates;

     - Engage in any sale-leaseback, synthetic lease or similar transaction involving any of our assets; and

     - Enter into any operating lease for real estate that would result in an increase in excess of 10% of our aggregate liabilities and those of our subsidiaries under all existing leases, subject to certain exceptions.

     In addition, the revolving credit agreement contains financial covenants that require us to maintain specified ratios of funded debt to EBITDA, EBITDA to interest expense and revolving credit advances to EBITDA. The terms governing each of these ratios are defined in the revolving credit agreement. That agreement also limits annual capital expenditures, which may not exceed $20.0 million in 2002, and $15.0 million in each year thereafter, provided that, beginning in 2003, the amount of allowable capital expenditures is subject to increases of no more than $5.0 million in any given year.

     Our failure to comply with any of these financial ratios or the limitation on capital expenditures is an event of default under the revolving credit agreement, in which case, the agent may, and if requested by the lenders holding at least 66 2/3% of the commitments shall, terminate the revolving credit agreement with respect to additional advances and may declare all or any portion of the obligations due and payable. Other events of default under the revolving credit agreement include:

      - our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

      - the occurrence of a change of control, as defined in the agreement;

      - a breach or default by us or our subsidiaries under, or the termination of, the Indenture;

      - an event of default under the term loan credit agreement; or

      - the termination of our supply contracts with Showtime Concession Supply Company or The Coca-Cola Company.

     Borrowings under the revolving credit agreement are secured by first priority security interests in substantially all of our tangible or intangible property (but does not include certain equipment or real estate constituting premises subject to the master leasing agreement with MoviePlex). Our subsidiaries have guaranteed our obligations under the revolving credit agreement.

  10 3/8% SENIOR SUBORDINATED NOTES

     Our new 10 3/8% senior subordinated notes were issued pursuant to an indenture, dated as of January 31, 2002, among our subsidiary guarantors named therein, Wilmington Trust Company, as trustee, and us.

     The indenture contains covenants which, among other things, restrict our ability to:

     - Pay dividends or make any other restricted payments;

     - Consolidate, merge or otherwise transfer all or substantially all of our assets;

     - Incur additional indebtedness;

     - Issue certain types of stock; and

     - Enter into transactions with affiliates.

     In addition, under the terms of the indenture, we are prohibited from incurring any subordinated debt that is senior in any respect in right of payment to the 10 3/8% senior subordinated notes.

     Upon a change of control, as defined in the indenture, subject to certain exceptions, we are required to offer to repurchase from each holder all or any part of each holder's 10 3/8% senior subordinated notes at a purchase price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

     The indenture contains customary events of default for agreements of this type, including payment defaults, covenant defaults and bankruptcy defaults. If any event of default under the indenture occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the then outstanding 10 3/8% senior subordinated notes may declare all the 10 3/8% senior subordinated notes to be due and payable immediately.

     Our subsidiaries have issued guarantees of the 10 3/8% senior subordinated notes that are junior and subordinated to the subsidiary guarantees of our senior debt on the same basis as the 10 3/8% senior subordinated notes are junior and subordinated to the senior debt (as defined in the indenture and includes the debt described above under our term loan and revolving credit agreements). Interest at 10 3/8% per annum from the issue date to maturity is payable on the 10 3/8% senior subordinated notes each February 1 and August 1. The 10 3/8% senior subordinated notes are redeemable at our option under certain conditions after February 1, 2004.

     - Under our plan of reorganization, general unsecured creditors, including landlords of rejected leases, will receive payments in the aggregate of up to $53.8 million with an annual interest rate of 9.4% in resolution of their allowed claims in our reorganization. Because some of these claims are disputed, our ultimate liability for these claims is uncertain and is subject to bankruptcy court resolution.

PROPOSED NEW CREDIT FACILITY

     We are negotiating a new credit facility, which we expect will be arranged by Goldman, Sachs & Co. that will permit borrowings through a combination of revolving credit and term loans. We expect this facility to fully replace our existing term loan credit agreement and revolving credit agreement. We anticipate that borrowings under this new facility will be secured by pledges of certain of our assets and that the facility will contain customary restrictive covenants. We intend to use borrowings under this facility to repay the unpaid balance of amounts borrowed under our existing term loan and to repay our general unsecured creditor to the extent they are not repaid with the proceeds of the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 11,991,262 shares of common stock outstanding, assuming that the underwriters do not exercise their over-allotment option to purchase 525,000 additional shares of common stock from us and the selling stockholders. All shares of our common stock outstanding after this offering will be freely tradable without restriction or further registration under the Securities Act unless held by one of our "affiliates," as that term is defined in Rule 144 under the Securities Act. Sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

                               LOCK-UP AGREEMENTS

     Each of our executive officers, directors and 5% stockholders who are selling shares in this offering have agreed not sell or otherwise dispose of any shares of our common stock for a period of 180 days after use of this prospectus, without the prior written consent of the underwriters.

     In addition, the stockholders' agreement provides, unless there is an agreement among the parties otherwise, that the signing stockholders will not sell their shares of common stock until February 29, 2004. However, the parties to the stockholders' agreement have agreed that the selling stockholders may sell shares to be sold by them in this offering.

                              REGISTRATION RIGHTS

     The stockholders that are parties to the stockholders' agreement have rights to cause us to register under the Securities Act the sale of all or part of the shares of common stock owned by them.

                                    RULE 144

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us.

     Under Rule 144(k), a person who is not, and has not been at any time, one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     Carmike Cinemas, Inc., the selling stockholders and the underwriters for the offering (the "underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and UBS Warburg LLC are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
UBS Warburg LLC.............................................
                                                                 ---------
     Total .................................................     3,500,000
                                                                 =========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from Carmike and an additional 75,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Carmike and the selling stockholders pro rata. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 525,000 additional shares.

                   Paid by Carmike                      No Exercise    Full Exercise
                   ---------------                      -----------    -------------
Per Share.............................................
Total.................................................

           Paid by the Selling Stockholders             No Exercise    Full Exercise
           --------------------------------             -----------    -------------
Per Share.............................................
Total.................................................

     Shares sold by the underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $     per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers
or dealers at a discount of up to $     per share from the public offering
price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     Carmike and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of the selling stockholders' common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters' representatives. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     The common stock is quoted on the Nasdaq National Market under the symbol "CKEC".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Because Goldman, Sachs & Co. is a member of the New York Stock Exchange and because of its relationship with Carmike, it will not be permitted under the rules of the New York Stock Exchange to make markets or recommendations regarding the purchase or sale of the common stock after the offering. This may adversely affect the market for the common stock.

     Also, because of the relationship between Goldman, Sachs & Co. and Carmike, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. UBS Warburg LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. UBS Warburg LLC will receive $10,000 from Carmike as compensation for such role.

     Carmike estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.0 million.

     Carmike and the selling stockholders, jointly and severally, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                           VALIDITY OF THE SECURITIES

     The validity of the shares of common stock offered in this prospectus will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia, and for the underwriters by Sullivan & Cromwell, Washington, D.C.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and registration statement as set forth in their report. We included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the shares of common stock we are offering. This prospectus does not contain all of the information in that registration statement. For further information about us and the shares of common stock offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities and Internet site we refer to below.

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC, including the registration statement that includes this prospectus, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You also can obtain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC from the SEC's internet site. The address of that site is http://www.sec.gov.

                           TRADEMARKS AND TRADENAMES

     We own or have rights to trademarks or trade names that are used in conjunction with the operations with our theatres. We own Carmike Cinemas(R) and Hollywood Connection(R) trademarks. In addition, our logo is our trademark. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31,
  2000 and 2001 and for each of the three years in the
  period ended December 31, 2001
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Cash Flows.....................   F-5
  Consolidated Statements of Stockholders' Equity...........   F-6
  Notes to Consolidated Financial Statements................   F-7
Unaudited Consolidated Financial Statements as of March 31,
  2001 and 2002 and for each of the three month periods then ended
  Consolidated Balance Sheets...............................  F-30
  Consolidated Statements of Operations.....................  F-32
  Consolidated Statements of Cash Flows.....................  F-33
  Notes to Consolidated Financial Statements................  F-34

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Carmike Cinemas, Inc. (Debtor-In-Possession)

We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries (a debtor-in-possession as of August 8, 2000) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 2000 and 2001 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP
Atlanta, Georgia
March 27, 2002

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $52,522      $94,187
  Accounts and notes receivable.............................      1,627          692
  Inventories...............................................      4,029        3,072
  Recoverable construction allowances.......................     13,392        8,175
  Prepaid expenses..........................................      7,109        5,140
                                                              ---------    ---------
Total current assets........................................     78,679      111,266
Other assets:
  Investments in and advances to partnerships...............      8,747        7,095
  Other (including restricted cash of $3,500 in 2000 and
    $13,185 in 2001)........................................      6,702       15,984
                                                              ---------    ---------
                                                                 15,449       23,079
Property and equipment
  Land......................................................     67,041       58,707
  Buildings and improvements................................    200,898      146,728
  Leasehold improvements....................................    277,322      218,352
  Leasehold interest........................................     15,429        5,841
  Equipment.................................................    255,931      179,619
                                                              ---------    ---------
                                                                816,621      609,247
Accumulated depreciation and amortization...................   (195,456)    (149,154)
                                                              ---------    ---------
                                                                621,165      460,093
Goodwill, net of accumulated amortization...................     45,991       23,354
                                                              ---------    ---------
Total assets................................................   $761,284     $617,792
                                                              =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $19,098      $22,291
  Accrued expenses..........................................     29,903       32,028
  Current maturities of long-term indebtedness and capital
    lease obligations.......................................      2,569        2,289
                                                              ---------    ---------
Total current liabilities...................................     51,570       56,608
Long-term liabilities:
  Long-term debt, less $1,724 and $1,417 in current
    maturities and $455,239 and $444,806 classified as
    subject to compromise at December 31, 2000 and 2001.....         --           --
  Capital lease obligations, less current maturities and
    $2,364 and $3,120 classified as subject to compromise at
    December 31, 2000 and 2001..............................     49,430       47,423
  Restructuring reserve, less $24,683 and $24,668 classified as subject to compromise at December 31, 2000 and
    2001....................................................         --           --
  Deferred income taxes.....................................      1,927        1,927
                                                              ---------    ---------
                                                                 51,357       49,350
Liabilities subject to compromise...........................    529,236      508,100
Commitments and Contingencies
Stockholders' equity:
  5.5% Series A Senior Cumulative Convertible Exchangeable
    Preferred Stock, $1.00 par value, Authorized 1,000,000
    shares, issued and outstanding 550,000 shares,
    respectively; involuntary liquidation value of
    $55,000.................................................        550          550
  Class A common stock, $.03 par value, one vote per share,
    authorized 22,500,000 shares, issued and outstanding
    10,018,287 shares, respectively.........................        301          301
  Class B common stock, $.03 par value, ten votes per share, authorized 5,000,000 shares, issued and outstanding
    1,370,700 shares, respectively..........................         41           41
  Treasury Stock, at cost, 44,800 shares, respectively......       (441)        (441)
  Paid-in capital...........................................    158,772      158,772
  Retained earnings (deficit)...............................    (30,102)    (155,489)
                                                              ---------    ---------
                                                                129,121        3,734
                                                              ---------    ---------
Total liabilities and stockholders' equity..................   $761,284     $617,792
                                                              =========    =========

                            See accompanying notes.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEARS ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           1999        2000        2001
                                                         --------    --------    ---------
Revenues:
  Admissions...........................................  $335,980    $315,395     $311,818
  Concessions and other................................   150,945     146,902      145,132
                                                         --------    --------    ---------
          Total revenues...............................   486,925     462,297      456,950
Costs and expenses:
  Film exhibition costs................................   181,504     185,195      171,207
  Concession costs.....................................    19,046      20,964       20,184
  Other theatre operating costs........................   191,063     194,789      182,054
  General and administrative expenses..................     7,316       6,889        8,846
  Depreciation and amortization expenses...............    41,146      43,174       42,153
  Impairment charge....................................    32,993      21,250      132,207
  Change in estimated restructuring costs..............    (2,671)         --           --
                                                         --------    --------    ---------
          Total costs and expenses.....................   470,397     472,261      556,651
                                                         --------    --------    ---------
Operating income (loss)................................    16,528      (9,964)     (99,701)
  Interest expense (Contractual interest for both years
     ended December 31, 2000 and 2001 was $44,651).....    36,853      31,009        6,138
                                                         --------    --------    ---------
  Net (loss) before reorganization costs, income taxes
     and extraordinary item............................   (20,325)    (40,973)    (105,839)
  Reorganization costs.................................        --       7,042       19,548
                                                         --------    --------    ---------
  Net (loss) before income taxes and extraordinary
     item..............................................   (20,325)    (48,015)    (125,387)
  Income tax expense (benefit).........................    (7,740)     25,548           --
                                                         --------    --------    ---------
  Net (loss) before extraordinary item.................   (12,585)    (73,563)    (125,387)
  Extraordinary item (net of income taxes).............    (6,291)         --           --
                                                         --------    --------    ---------
  Net (loss)...........................................   (18,876)    (73,563)    (125,387)
  Preferred stock dividends............................    (3,025)     (1,513)          --
                                                         --------    --------    ---------
  Net (loss) available for common stock................  $(21,901)   $(75,076)   $(125,387)
                                                         ========    ========    =========
Weighted average shares outstanding:
  Basic and diluted....................................    11,375      11,344       11,344
(Loss) per common share before extraordinary item:
  Basic and diluted....................................    $(1.37)     $(6.62)     $(11.05)
                                                         ========    ========    =========
(Loss) per common share:
  Basic and diluted....................................    $(1.93)     $(6.62)     $(11.05)
                                                         ========    ========    =========

                            See accompanying notes.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           YEARS ENDED DECEMBER 31,
                                                     -------------------------------------
                                                        1999          2000         2001
                                                     -----------    ---------    ---------
OPERATING ACTIVITIES
Net (loss).........................................     $(18,876)    $(73,563)   $(125,387)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization expenses...........       41,146       43,174       42,153
  Impairment charge................................       32,993       26,134      132,207
  Restructuring charge.............................       (2,671)        (755)          --
  Deferred income taxes............................       (6,979)      22,965           --
  Non-cash reorganization items....................           --        3,021        9,064
  Recoverable income taxes.........................       (5,775)       5,775           --
  Gain on sales of property and equipment..........       (2,765)      (3,018)          --
  Extraordinary charge.............................       10,146           --           --
  Changes in operating assets and liabilities:
     Accounts and notes receivable and
       inventories.................................         (276)          43        3,544
     Prepaid expenses and other assets.............       (4,371)       3,148       (7,313)
     Accounts payable..............................       11,144       (6,642)       3,193
     Accrued expenses and other liabilities........        5,913        5,150       (8,040)
                                                     -----------    ---------    ---------
Net cash provided by operating activities..........       59,629       25,432       49,421
INVESTING ACTIVITIES
Purchases of property and equipment................     (140,480)     (44,948)      (9,191)
Proceeds from sales of property and equipment......        5,069        4,473        8,197
Proceeds from sale/leaseback transaction...........           --       23,589           --
Decrease (increase) in other.......................          372        1,249           --
                                                     -----------    ---------    ---------
Net cash used in investing activities..............     (135,039)     (15,637)        (994)
FINANCING ACTIVITIES
Debt:
  Additional borrowings, net of debt issuance
     costs.........................................    2,422,818      341,211           --
  Repayments (including prepayment penalties)......   (2,337,724)    (294,599)     (11,979)
Preferred stock dividends..........................       (3,025)      (1,513)          --
Issuance of Class A common stock...................          230           --           --
Repurchase of Class A common stock.................         (441)          --           --
Recoverable construction allowances under capital
  leases...........................................      (15,259)       1,867        5,217
                                                     -----------    ---------    ---------
Net cash provided by (used in) financing
  activities.......................................       66,599       46,966       (6,762)
                                                     -----------    ---------    ---------
Increase (decrease) in cash and cash equivalents...       (8,811)      56,761       41,665
Cash and cash equivalents at beginning of year.....        4,572       (4,239)      52,522
                                                     -----------    ---------    ---------
Cash and cash equivalents at end of year...........      $(4,239)     $52,522      $94,187
                                                     ===========    =========    =========

                            See accompanying notes.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                              SERIES A SENIOR
                                CUMULATIVE
                                CONVERTIBLE
                               EXCHANGEABLE         CLASS A           CLASS B
                              PREFERRED STOCK    COMMON STOCK      COMMON STOCK     TREASURY STOCK
                              ---------------   ---------------   ---------------   ---------------   PAID-IN    RETAINED
                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL    EARNINGS
                              ------   ------   ------   ------   ------   ------   ------   ------   -------    --------
Balance at December 31,
  1998......................   550      $550     9,942    $298    1,421     $43       --       $--    $158,543     $66,875
  Issuance of Class A common
    stock on exercise of
    stock options...........    --        --        26       1       --      --       --        --         229          --
  Purchase of Treasury
    Stock...................    --        --        --      --       --      --      (45)     (441)         --          --
  Dividends on Preferred
    Stock...................    --        --        --      --       --      --       --        --          --      (3,025)
  Net loss..................    --        --        --      --       --      --       --        --          --     (18,876)
                               ---      ----    ------    ----    -----     ---      ---     -----    --------   ---------
Balance at December 31,
  1999......................   550      $550     9,968    $299    1,421     $43      (45)    $(441)   $158,772     $44,974
  Issuance of Class A common
    stock by conversion of
    Class B common stock....    --        --        50       2      (50)     (2)      --        --          --          --
  Dividends on Preferred
    Stock...................    --        --        --      --       --      --       --        --          --      (1,513)
  Net loss..................    --        --        --      --       --      --       --        --          --     (73,563)
                               ---      ----    ------    ----    -----     ---      ---     -----    --------   ---------
Balance at December 31,
  2000......................   550      $550    10,018    $301    1,371     $41      (45)    $(441)   $158,772    $(30,102)
  Issuance of Class A common
    stock on exercise of
    stock options...........    --        --        --      --       --      --       --        --          --          --
  Purchase of Treasury
    Stock...................    --        --        --      --       --      --       --        --          --          --
  Dividends on Preferred
    Stock...................    --        --        --      --       --      --       --        --          --          --
  Net (loss)................    --        --        --      --       --      --       --        --          --    (125,387)
                               ---      ----    ------    ----    -----     ---      ---     -----    --------   ---------
Balance at December 31,
  2001......................   550      $550    10,018    $301    1,371     $41      (45)    $(441)   $158,772   $(155,489)
                               ===      ====    ======    ====    =====     ===      ===     =====    ========   =========


                                TOTAL
                                -----
Balance at December 31,
  1998......................   $226,309
  Issuance of Class A common
    stock on exercise of
    stock options...........        230
  Purchase of Treasury
    Stock...................       (441)
  Dividends on Preferred
    Stock...................     (3,025)
  Net loss..................    (18,876)
                              ---------
Balance at December 31,
  1999......................   $204,197
  Issuance of Class A common
    stock by conversion of
    Class B common stock....         --
  Dividends on Preferred
    Stock...................     (1,513)
  Net loss..................    (73,563)
                              ---------
Balance at December 31,
  2000......................   $129,121
  Issuance of Class A common
    stock on exercise of
    stock options...........         --
  Purchase of Treasury
    Stock...................         --
  Dividends on Preferred
    Stock...................         --
  Net (loss)................   (125,387)
                              ---------
Balance at December 31,
  2001......................     $3,734
                              =========

                            See accompanying notes.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     On August 8, 2000 (the "Petition Date"), Carmike and its subsidiaries, Eastwynn Theatres, Inc. ("Eastwynn"), Wooden Nickel Pub, Inc. ("Wooden Nickel") and Military Services, Inc. (collectively "the company") filed voluntary petitions for relief under chapter 11 ("the "chapter 11 cases") of the United States Bankruptcy Code. In connection with the chapter 11 cases, the company is required to report in accordance with Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in the company's consolidated balance sheet as liabilities subject to compromise and (ii) the identification of all transactions and events that are directly associated with the reorganization of the company in the Consolidated Statement of Operations.

DESCRIPTION OF BUSINESS

     The primary business of the company is the operation of motion picture theatres which generate revenues principally through admissions and concessions sales. The company considers itself to be in a single segment. Substantially all revenues are received in cash and are recognized as income at the point of sale. Ten major distributors in the motion picture industry produced films which accounted for approximately 97.8%, 98.8% and 97.3% of the company's admission revenues in 1999, 2000 and 2001, respectively.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash equivalents are highly liquid investments with original maturities of three months or less and consist primarily of money market accounts and deposits. Cash equivalents are stated at cost. Deposits with banks are federally insured in limited amounts.

DEBT ISSUANCE COSTS

     Costs related to the issuance of debt are capitalized and amortized to interest expense over the term of the related debt prior to the chapter 11 cases. Subsequent to the chapter 11 cases, these costs are included in the Consolidated Balance Sheet in "Liabilities Subject to Compromise" along with the related debt and are not being amortized.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

INVENTORIES

     Inventories, principally concessions and theatre supplies, are stated at the lower of cost (first-in, first-out method) or market.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     The company is a partner in joint ventures that operate motion picture theatres. The investments in these ventures are accounted for by the equity method, whereby the cost of the investment is adjusted to reflect the company's equity in the earnings or losses of the partnership made by the company.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost or cost adjusted for recognized impairments. Assets held for disposal are reported at the lower of the asset's carrying amount or its fair value less costs to sell. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying consolidated statements of operations. The company uses accelerated methods of depreciation for income tax purposes. For financial reporting purposes, depreciation is computed on a straight-line basis as follows:

Building and improvements...................................  20-30 years
Leasehold improvements......................................  15-30 years
Leasehold interests.........................................  15-30 years
Equipment...................................................   5-15 years

GOODWILL

     Goodwill represents the excess of purchase price over the fair value of net tangible assets acquired and is amortized on a straight-line basis over 40 years. Accumulated amortization was $7.8 million and $4.8 million at December 31, 2000 and 2001, respectively, and amortization expense was $1.5 million for each of 1999, 2000 and 2001.

IMPAIRMENT OF LONG LIVED ASSETS

     The company accounts for its long-lived assets in accordance with the Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121"). The company reviews its long-lived assets and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company periodically reviews and monitors its internal management reports and the competition in its markets for indicators of impairment of individual theatres. The company considers a trend of operating results that are not in agreement with management's expectations to be its primary indicator of potential impairment. An additional impairment indicator used by management is the existence of competition in a market, either from third parties or from the company's own expansion. For purposes of SFAS No. 121, assets are evaluated for impairment at the theatre level, which management believes is the lowest level for which there are identifiable cash flows. The company deems a theatre to be impaired if a forecast of undiscounted future operating cash flows directly related to the theatre, including estimated disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) management's estimates which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

     Recoverability of investments in unconsolidated affiliates is evaluated on an ongoing basis. The primary indicator of recoverability is the current or forecasted profitability over the estimated remaining life of these assets. If recoverability is unlikely based on the evaluation, the carrying amount is written down to the fair value. In the future, additional adjustments could be required.

INCOME TAXES

     The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ADVERTISING

     The company expenses advertising costs when incurred.

STOCK BASED COMPENSATION

     The company accounts for its stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the stock option grants.

EARNINGS PER SHARE

     Basic earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128") for all periods presented. In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus common stock equivalents for each period. Options to purchase shares of common stock were not included in the computed diluted earnings per share in 1999, 2000 or 2001 because the option exercise price was greater than the average market price of the stock and the effect would be antidilutive. Shares potentially issuable in connection with the 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock") were not included in the diluted earnings per share calculation in 2001, 2000 and 1999 as their effect would be antidilutive.

LEASES

     The company has various non-cancelable operating lease agreements. The theatre leases generally provide for the payment of fixed monthly rentals, property taxes, common area maintenance, insurance and repairs. Certain of these leases provide for escalating lease

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) payments over the terms of the leases. Moreover, certain leases also include contingent rental fees based on a percentage of sales. The company, at its option, can renew a substantial portion of its theatre leases, at the then fair rental rate, for various periods with the maximum renewal period generally totaling 15-20 years. For financial statement purposes, the total amount of base rentals over the term of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.

DERIVATIVES

     It is the company's policy to recognize all derivative financial instruments, such as interest rate swap contracts in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either periodically recorded in income or in stockholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedges risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in comprehensive income net of applicable deferred taxes. Changes in fair values of derivatives, not qualifying as hedges, are reported in income. If an interest rate swap agreement is terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the hedged debt instrument. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized to income coincident with the extinguishment. See Note
3 -- Liabilities Subject to Compromise, for a discussion of the interest rate swaps terminated at the Petition Date.

BENEFIT PLANS

     The company has a non-qualified deferred compensation plan for certain of its executive officers. Under this plan, the company contributes ten percent of the employee's taxable compensation to a secular trust designated for the employee. The company also has a discretionary benefit plan for certain non-executive employees. Contributions to the plans are at the discretion of the company's executive management. Expenses related to these plans are not material to the company's operations.

RECLASSIFICATIONS

     Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The company adopted SFAS No. 133, as amended, effective January 1, 2001. SFAS No. 133 requires the company to recognize all derivatives on the balance sheet at fair value. The adoption of SFAS No. 133 did not have a significant effect on the company's results of operations or financial position.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations ("SFAS No. 141"), which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. During 2001 the company did not transact any business combinations. Therefore, the adoption of SFAS No. 141 had no significant effects on the company's results of operations or financial position.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets("SFAS No. 142"). Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. The company expects the adoption of SFAS No. 142 will result in the reduction of amortization expense of approximately $1.5 million in 2002. In general, SFAS No. 142 requires the company to assess the fair value of the net assets underlying the company's acquisition related goodwill on a theatre by theatre basis during 2002. Reductions, if any, will be made retroactive to January 1, 2002.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. The company will adopt the standard on January 1, 2002. The company does not expect that the adoption of the Statement will have a significant impact on the company's financial position and results of operations.

NOTE 2 -- PROCEEDINGS UNDER CHAPTER 11

     On August 8, 2000 (the "Petition Date") Carmike and its subsidiaries Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc. and Military Services, Inc. (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 (the "chapter 11 cases") of title 11 of the U.S. Code. On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Debtors' Amended Joint Plan of Reorganization Under chapter 11 of the Bankruptcy Code, dated as of November 14, 2001 (the "Plan"). The Plan became effective on January 31, 2002 (the "Reorganization Date").

     In the chapter 11 cases, substantially all unsecured and partially secured liabilities as of the Petition Date were subject to compromise or other treatment until a plan of reorganization was confirmed by the Bankruptcy Court. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against the Debtors were stayed while the Debtors continued their business operations as debtors-in-possession.

     The company could not pay pre-petition debts without prior Bankruptcy Court approval during the chapter 11 cases. Immediately after the commencement of the chapter 11 cases, the Debtors sought and obtained several orders from the Bankruptcy Court which were intended to stabilize their business and enable the Debtors to continue operations as debtors-in-possession. The most significant of these orders: (i) permitted the Debtors to operate their consolidated cash management system during the chapter 11 cases in substantially the same manner as it was operated prior to the commencement of the chapter 11 cases; (ii) authorized payment of pre-petition wages, vacation pay and employee benefits and reimbursement of employee

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) business expenses; (iii) authorized payment of pre-petition sales and use taxes owed by the Debtors; (iv) authorized the Debtors to pay up to $2.3 million of pre-petition obligations to critical vendors, common carriers and workers' compensation insurance to aid the Debtors in maintaining operation of their theatres and approximately $37.0 million to film distributors as set forth below; and (v) authorized debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia.

     As debtors-in-possession, the Debtors had the right, subject to Bankruptcy Court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during the chapter 11 cases. In this context, "assumption" means that the Debtors agree to perform their obligations and cure all existing defaults under the contract or lease, and "rejection" means that the Debtors are relieved from their obligations to perform further under the contract or lease but are subject to a claim for damages for the breach thereof. Any damages resulting from rejection of executory contracts and unexpired leases were treated as general unsecured claims in the chapter 11 cases. During the chapter 11 cases, the Debtors received approval from the Bankruptcy Court to reject theatre leases relating to 136 theatre locations of the Debtors. The Debtors cannot presently determine or reasonably estimate the ultimate liability that may result from rejecting leases or from the filing of claims for any rejected contracts, and no provisions have yet been made for these items.

     As a result of the chapter 11 cases, no principal or interest payments will be made on unsecured pre-petition debt. Payments may be required to be made on secured pre-petition debt subject to Bankruptcy Court approval. On October 27, 2000, the Debtors' received Bankruptcy Court approval to make debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia. The company has reached an agreement with its creditor constituencies that provides for the payment of cash collateral and adequate protection, as those terms are defined in the Bankruptcy Code. The company made payments to the secured lenders in the amount of $8,272,821 on March 5, 2001 and will make payments of $500,000 per month as adequate protection payments. All of these payments are treated as principal payments under the creditor agreement.

     Additionally, after the Petition Date, the company cannot declare dividends for its Preferred Stock. Preferred Stock dividends of $2.3 million and $7.0 million are in arrears at December 31, 2000 and 2001. The terms of the Preferred Stock agreement provide, with respect to dividend arrearages, that the dividend accrued rate increases to 8.5%. In view of the company's having ceased making scheduled dividend payments on the Preferred Stock after the Petition Date, the holders of the Preferred Stock have designated two additional directors to the company's Board of Directors.

     Also, during the chapter 11 cases, the company reached an agreement to restructure its master lease facility with MoviePlex Realty Leasing, L.L.C. ("MoviePlex") and entered into the Second Amended and Restated Master Lease, dated as of September 1, 2001 (the "New Master Lease"). Under the New Master Lease, Carmike has entered into a new 15-year lease for the six MoviePlex properties with an option to extend the term for an additional five years. The Original MoviePlex Lease was terminated and prepetition defaults of $493,680 under the Original MoviePlex Lease were paid. The initial first twelve months base rent for the six theatres is an aggregate of $5.4 million per annum ($450,000 per month), subject to periodic increases thereafter and certain additional rent obligations such as percentage rent.

     All past due rent, additional rent, and/or other sums due to MoviePlex under the terms of the New Master Lease bears interest from the date which is five days from the due date until

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) paid by Carmike at the rate of 2% above the published prime rate of Wachovia Bank, N.A. Under the New Master Lease, Carmike pays all real estate taxes with respect to the leased premises.

     When the Plan became effective on January 31, 2002, Carmike filed with the Secretary of State for the State of Delaware the Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which cancelled all then existing Class A and Class B common stock and Preferred Stock of the company and established authorized capital stock of twenty million (20,000,000) shares of reorganized Carmike common stock, par value $.03 per share, and one million (1,000,000) shares of reorganized Carmike Preferred Stock, par value $1.00 per share. The company currently has only reorganized Carmike common stock outstanding and has approximately nine million (9,000,000) shares of such stock outstanding.

     Material features of the Plan are:

     - The Plan provides for the issuance or reservation for future issuance of ten million (10,000,000) shares of reorganized Carmike common stock in the aggregate.

     - The holders of Carmike's cancelled Class A and Class B common stock received in the aggregate 22.2% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - The holders of Carmike's cancelled Series A Preferred Stock received in the aggregate 41.2% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - Certain holders of $45,685,000 in aggregate principal amount of the cancelled 9 3/8% Senior Subordinated Notes due 2009 issued by Carmike prior to the chapter 11 cases (the "Original Senior Subordinated Notes") received in the aggregate 26.6% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - Carmike reserved one million (1,000,000) shares of the reorganized Carmike common stock for issuance under a new management incentive plan (the "2002 Stock Plan") and a grant for 780,000 shares under the 2002 Stock Plan has been authorized for Michael W. Patrick.

     - The holders of Bank Claims in the chapter 11 cases received New Bank Debt and cash in the amount of approximately $35 million plus accrued and unpaid post-petition interest on the Bank Claims from January 15, 2002 to the Reorganization Date. "Bank Claims" consisted of claims of certain banks arising under: (i) the Amended and Restated Credit Agreement, dated as of January 29, 1999, and amended as of March 31, 2000 and (ii) the Term Loan Credit Agreement dated as of February 25, 1999, as amended as of July 13, 1999, and further amended as of March 31, 2000, and certain related documents. "New Bank Debt" consists of approximately $254 million and bears interest, at the greater of: (a) at the option of Carmike, (i) a specified base rate plus 3.5% or (ii) LIBOR plus 4.5%; and (b) 7.75% per annum.

     - Carmike issued $154,315,000 of its new 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes") in exchange for $154,315,000 aggregate principal amount of the claims in the chapter 11 cases concerning the Original Senior Subordinated Notes.

     - 136 of Carmike's underperforming theatres were closed. Lease terminations and settlement agreements are being negotiated for the resolution of lease termination claims, and the restructuring or other disposition of lease obligations.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     - General unsecured creditors will receive cash and notes including certain amounts included in liabilities subject to compromise with an annual interest rate of 9.4% in resolution of their allowed claims under the chapter 11 cases.

     On the Reorganization Date, the company entered into a new Term Loan Credit Agreement (the "Post-Confirmation Credit Agreement"), which governs the terms of the New Bank Debt. The company's subsidiaries have guaranteed the company's obligations under the Post-Confirmation Credit Agreement. The lenders under the Post-Confirmation Credit Agreement have (i) a second priority, perfected lien on owned real property and, to the extent landlord approval was obtained or not required, leased real property of the company and its subsidiaries; (ii) a second priority, perfected security interest in the capital stock of all company subsidiaries; and (iii) a second priority, security interest in substantially all personal property owned by the company and its subsidiaries. All of the security interests and liens that secure the New Bank Debt under the Post-Confirmation Credit Agreement are junior and subordinate to the liens and security interests of the collateral agent under the Revolving Credit Agreement described below.

     The final maturity date of the New Bank Debt loans under the Post-Confirmation Credit Agreement is January 31, 2007. The principal payment dates are June 30 and December 31 of each year, beginning June 30, 2002 and ending June 30, 2006. In addition, the Post-Confirmation Credit Agreement contains covenants that require the company, among other things, to meet certain financial ratios and that prohibit the company from taking certain actions and entering into certain transactions. There are also provisions in the Post-Confirmation Credit Agreement as to when the company must prepay portions of the loans.

     Also on the Reorganization Date, the company closed on a Revolving Credit Agreement (the "Revolving Credit Agreement") totaling $50 million. The proceeds of advances under the Revolving Credit Agreement will be used to provide working capital financing to the company and its subsidiaries and for funds for other general corporate purposes of the company. The company, on the Reorganization Date, borrowed $20 million of the Revolving Credit Agreement in partial repayment of its obligations owing to the banks under the Post-Confirmation Credit Agreement. The terms of the Revolving Credit Agreement are set forth in a Credit Agreement, dated as of January 31, 2002.

     The interest rate for borrowings under the Revolving Credit Agreement is set from time to time at the company's option (subject to certain conditions set forth in the Credit Agreement) at either: (i) the Index Rate (as defined in the Revolving Credit Agreement) plus 1.75% per annum or (ii) the applicable LIBOR Rate (as defined in the Revolving Credit Agreement) plus 3.25% per annum, based on the aggregate Revolving Credit Advances (as defined in the Revolving Credit Agreement) outstanding from time to time. Borrowings under the Revolving Credit Agreement are secured by first priority security interests in substantially all tangible or intangible property of the company (but does not include certain equipment or real estate constituting premises subject to the master leasing agreement with MoviePlex Realty Leasing, L.L.C.). The Revolving Credit Agreement contains covenants that, among other things, prohibit the company from taking certain actions and entering into certain transactions. There are also provisions in the Revolving Credit Agreement as to when the company must prepay portions of the loans.

     In addition, on the Reorganization Date and pursuant to the Plan, the company issued $154,315,000 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes"), in exchange for $154,315,000 aggregate principal amount of the Original Senior Subordinated Note Claims in the company's bankruptcy case relating to the company's former 9 3/8% Senior Subordinated Notes due 2009 (the "Original Senior Subordinated Notes"); the remaining $45,685,000 in aggregate principal amount of the Original Notes were exchanged

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) under the Plan for shares of reorganized company common stock, as previously reported. The New Senior Subordinated Notes were issued pursuant to an Indenture, dated as of January 31, 2002, among the company, the subsidiary guarantors named therein and Wilmington Trust company, as Trustee (the "Indenture"). The company subsidiary guarantees of the New Senior Subordinated Notes are junior and subordinated on the same basis as the New Senior Subordinated Notes are junior and subordinated to the company's Senior Debt (as defined in the Indenture and includes the debt described above under the Post-Confirmation and Revolving Credit Agreements). Interest at 10 3/8% per annum from the issue date to maturity is payable on the New Senior Subordinated Notes each February 1 and August 1, with the first interest payment date being February 1, 2002. The New Senior Subordinated Notes are redeemable at the company's option under certain conditions on or after February 1, 2004. Further, the Indenture contains covenants that, among other things, restricts the company in connection with the incurrence of additional indebtedness not including the debt incurred under the Post-Confirmation and Revolving Credit Agreement as described above, asset sales, changes of control and transactions with affiliates.

     The reorganization value of the assets of the company immediately before the Reorganization Date was greater than the total of all post-petition liabilities and allowed claims and the Plan does not result in a change in ownership as defined by Statement of Position 90-7; accordingly, the company will continue to recognize its historical basis of accounting. The following table

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) illustrates the effects of the reorganization as if the company had recorded the aforementioned adjustments as of December 31, 2001.

                                                                 DECEMBER 31, 2001
                                                                    ADJUSTMENTS        PRO FORMA
                                                  AS REPORTED       (UNAUDITED)       (UNAUDITED)
                                                  -----------    -----------------    -----------
Current assets..................................    $111,266          $(83,225)          $28,041
Other assets....................................      15,984                --            15,984
Investment in affiliated entities...............       7,095                --             7,095
Property and equipment, net.....................     460,093                --           460,093
Goodwill, net...................................      23,354                --            23,354
                                                   ---------         ---------         ---------
Total assets....................................    $617,792          $(83,225)         $534,567
                                                   =========         =========         =========
Current liabilities.............................     $56,608               $--           $56,608
Capital lease obligations.......................      47,423                --            47,423
Long-term debt..................................          --           408,860           408,860
Deferred income taxes...........................       1,927                               1,927
Liabilities subject to compromise...............     508,100          (455,970)           52,130
                                                   ---------         ---------         ---------
Total liabilities...............................     614,058           (47,110)          566,948
Preferred stock.................................         550              (550)               --
Class A common stock............................         301               (31)              270
Class B common stock............................          41               (41)               --
Treasury Stock..................................        (441)              441                --
Paid-in capital.................................     158,772            23,338           182,110
Retained earnings (deficit).....................    (155,489)          (59,272)         (214,761)
                                                   ---------         ---------         ---------
Stockholders' equity............................       3,734           (36,115)          (32,381)
                                                   ---------         ---------         ---------
Total of liabilities and stockholders' equity...    $617,792          $(83,225)         $534,567
                                                   =========         =========         =========

NOTE 3 -- REORGANIZATION AND RESTRUCTURING COSTS

     Reorganization costs are directly associated with the reorganization proceedings under the company's chapter 11 cases. Under the Bankruptcy Code, the company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition contracts, subject to Bankruptcy Court approval. The company cannot presently determine or reasonably estimate the ultimate liability that may result from rejecting leases or from the filing of claims for any rejected contracts, and no provisions have yet been made for these items in the financial statements. Included in the reorganization cost are impairment charge assigned to the net book value of equipment that has been transferred to certain lessors to eliminate their deficiency claims in the chapter 11 cases.

     In December 1998, the company's Board of Directors approved a restructuring plan involving the closure or disposition of a group of theatres in certain markets that did not fit the company's operating and growth strategies (the "Restructuring Plan"). In accordance with the Restructuring Plan, such theatres were closed during 1999. The company incurred a charge of approximately $34.7 million (approximately $21.5 million after income taxes or $1.89 per diluted share) in 1998 to establish reserves for the future cash expenditures related to these theatres. The established reserves are primarily for future lease payments payable in accordance with the terms of the

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) lease agreements and for certain lease related costs. The remaining reserves, $24.7 million at December 31, 2000 and 2001, are classified as liabilities subject to compromise in the accompanying consolidated balance sheets.

     During June 1999, the company revised its estimate of the total costs to be incurred for its restructuring plan approved in December 1998. The $2.7 million decrease in estimated costs (approximately $1.7 million after income taxes or $.15 diluted share) was the result of a lessor initiated early buyout of a lease included in the restructuring plan. The early lease termination provides savings for the lease payments, utilities and other associated lease costs expected to be incurred over the remaining lease period. During 2000, the company negotiated a settlement with a lessor that eliminated future payments under the terms of the lease. In addition, a stipulation was signed by the lessor which released future claims in exchange for the theatre equipment and leasehold improvements. The restructuring reserve was reduced by a $0.9 million credit to reorganization costs for this transaction in December 2000. Payments charged against the reserve were approximately $3.7 million, $2.9 million and $0 million during 1999, 2000 and 2001, respectively. Those theatres with remaining lease terms at the Petition Date have been approved for rejection by the Bankruptcy Court.

     Reorganization costs are as follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Professional fees...........................................    $3,936      $8,210
Asset impairments...........................................     4,884      16,419
Gains on sales of assets....................................    (1,108)       (871)
Retention payments..........................................        --         902
Interest income.............................................    (1,138)     (2,240)
Other.......................................................       468      (2,872)
                                                              --------    --------
Total reorganization costs..................................    $7,042     $19,548
                                                              ========    ========

     Cash provided by (used in) reorganization costs are as follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Professional fees...........................................     $(885)    $(7,927)
Retention payments..........................................        --        (619)
Proceeds from sale of assets................................     2,317       8,197
Payment of pre-petition liabilities.........................   (39,497)    (15,534)
Interest income.............................................     1,138       2,240
Other.......................................................    (1,119)       (886)
                                                              --------    --------
                                                              $(38,046)   $(14,529)
                                                              ========    ========

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

NOTE 4 -- IMPAIRMENTS OF LONG-LIVED ASSETS

     Impairment charges for the years ended December 31 are as follows (in thousands):

                                                      1999       2000        2001
                                                     -------    -------    --------
Impairment of fixed assets.........................  $21,572    $22,806     $93,615
Impairment of equipment............................      488      1,347      34,103
Impairment of goodwill.............................    5,550      1,981      20,908
Impairment of joint ventures.......................    5,383         --          --
                                                     -------    -------    --------
Total impairments..................................  $32,993    $26,134    $148,626
Amounts classified as reorganization...............       --     (4,884)    (16,419)
                                                     -------    -------    --------
Impairment charge..................................  $32,993    $21,250    $132,207
                                                     =======    =======    ========

     In the fourth quarter of 1999, 2000 and 2001, the company identified impairments of asset values for certain theatres, two entertainment centers and a joint venture investment in three movie theatre-entertainment complexes. As a result, the company recognized a non-cash impairment charge of approximately $33.0 million, $21.2 million and $132.2 million, respectively, in the fourth quarters of 1999, 2000 and 2001. These impairment charges reduce the carrying value of approximately 82 theatres with 423 screens for 1999, approximately 18 theatres with 130 screens for 2000, and 287 theatres with 2,126 screens for 2001.

     In the fourth quarter of 1999, Carmike identified impairments of asset values for 82 theatres with 432 screens (the "1999 Impairment Charge"). The 82 theatres included a further impairment of 29 theatres that were included in previous impairment charges. The 1999 Impairment Charge totaled approximately $28 million (approximately $17 million after income taxes or $1.50 per diluted share). This charge reduced the carrying value of property and equipment by approximately $22 million (costs of approximately $35 million less accumulated depreciation and amortization of approximately $13 million) and goodwill by approximately $6 million.

     During the fourth quarter of 1999, Carmike also identified an investment in a joint venture as permanently impaired based on the joint venture's estimate of future cash flows. The 50% owned joint venture is managed by Carmike under a management agreement and the company prepares the joint venture's cash flow estimates. The joint venture operated three movie theatre/ entertainment complexes, which have closed as of December 31, 2000. The impairment charge of approximately $5 million (approximately $3 million after income taxes or $.30 per diluted share) (together with the 1999 Impairment Charge, collectively, the "1999 Impairment Charges") represents the company's pro-rata portion of the joint-venture's impairment.

     Subsequent to the Petition Date in 2000, the company identified certain owned theatres and other leased theatres which have not yet been rejected but had indicators of impairments. These theatres have been identified as impaired as a result of decreased cash flows due to new competition in their markets or management's plans relative to future operations. The company has recognized impairment charges of approximately $21.2 million (approximately $1.87 per diluted share) for 18 theatres with 130 screens (the "2000 Impairment Charge"). The 2000 Impairment Charge reduced the carrying value of property and equipment by $24.2 million (costs of $34.4 million less accumulated depreciation and amortization of $10.2 million) and goodwill by approximately $2.0 million.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     During the course of the chapter 11 proceedings the company had the opportunity to reject leases on unprofitable leased theatres, to reassess the longer term value in keeping some of its owned theatres operating and to remove equipment taken from leased and owned theatres. During the fourth quarter of 2001 the company had sufficient information to assess the impact of lease rejections, the closure of owned theatres, the future viability of the company's entertainment centers and the effect of surplus equipment. As a result of these reviews, in the fourth quarter of 2001, Carmike identified impairment of asset values for 287 theatres and 2,126 screens (the "2001 Impairment Charge"). The 2001 Impairment Charge was significant and included a provision for the total impairment of carrying value on 136 leased theatres that were rejected during the chapter 11 cases, the impairment of the company's two entertainment centers, the impairment of equipment removed from leased and owned theatres and the inclusion of equipment in the valuation analysis for the theatres remaining in the company's portfolio. The company has recognized an impairment charge of $132.2 million (approximately $11.65 per diluted share). These impairment charges reduced the carrying value of property and equipment by $148.6 million (cost of $214.2 million less accumulated depreciation and amortization of $86.5 million) and goodwill by approximately $20.9 million.

     The impairment charge recognized for 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on rejected theatres, the impact of closing owned theatres, the diminished value of the company's entertainment centers and the write-down of surplus equipment removed from closed theatres. Additionally, in 2001 the company included the equipment in the theatre valuation calculations based on the reduced capital building program in the future as well as the excess supply of equipment in inventory. This change in estimate related to including theatre equipment, accounted for approximately $34.1 million of the 2001 Impairment Charge.

     The 1999 Impairment Charge and the 2000 Impairment Charges were primarily caused by reductions in estimated theatre cash flows due to (i) the impact of new or increased competition on certain older, auditorium-style theatres, (ii) negative evaluation of the operating results produced from theatres previously converted to Discount Theatres or (iii) inability to improve a marginal theatre/entertainment center's operating results to a level that would support the carrying value of the long-lived assets. The 2001 Impairment Charge was primarily attributed to the rejection of leases during the reorganization process, the decrease in value in the company's entertainment centers, surplus equipment and the decrease in the fair market values of owned property.

     As a result of the reduced carrying amount of the impaired assets due to the 1998, 1999 and 2000 Impairment Charges, depreciation and amortization expense for 1999, 2000 and 2001 was reduced by approximately $6.7 million, $9.2 million and $9.8 million, respectively (1999 -- approximately $4.2 million after income taxes or $.37 per diluted share; 2000 -- approximately $9.2 million after income taxes or $.81 per diluted share; and 2001 -- approximately $9.8 million after income taxes or $.86 per diluted share). Depreciation and amortization for 2002 will be reduced by approximately $18 million as a result of the aggregate impairment charges. There can be no assurance that Carmike will not take additional charges in the future related to the impairment of assets.

NOTE 5 -- LIABILITIES SUBJECT TO COMPROMISE

     The principal categories of obligations classified as Liabilities Subject to Compromise under the chapter 11 cases are identified below. The amounts in total may vary significantly from the stated amounts of proofs of claims that ultimately will be filed with the Bankruptcy Court, and

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) may be subject to future adjustments depending on Bankruptcy Court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events. Additional claims may arise from the rejection of executory contracts and unexpired leases by the Debtors.

     Amounts outstanding under the Bank Facilities and the Subordinated Notes at the petition date are classified as Liabilities Subject to Compromise in the accompanying financial statements until a plan of reorganization is approved and implemented. After the Petition Date, the company is prohibited from making contractual payments on its outstanding long-term debt obligations absent a Bankruptcy Court order or until conclusion of the chapter 11 cases and implementation of a plan of reorganization allowing for such payments.

     In March 2001, the company reached an agreement with its creditor constituencies that provides for the payment of cash collateral and adequate protection, as those terms are defined in the Bankruptcy Code. On March 5, 2001 the company paid secured lenders $8,272,821 and has made payments of $500,000 per month beginning in March as adequate protection payments. All of these payments allocated to the Revolving Credit and Term Loan B are treated as principal payments under the applicable credit agreement. Amounts allocated to the Master Lease are treated as post-petition rent and do not affect liabilities subject to compromise.

     As a result of the chapter 11 cases, the agents under the Bank Facilities terminated the company's interest rate swap agreements. At December 31, 2000, approximately $897,000 was due to the company at the date of the termination of these interest rate swap agreements, August 8, 2000. This amount was applied as cash collateral for the outstanding debt under the Bank Facilities.

     The principal categories of claims classified as liabilities subject to compromise at December 31, 2000 and 2001 are as follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
Accounts payable............................................   $19,958     $14,970
Accrued expenses............................................    27,160      20,981
Restructuring reserves......................................    24,683      24,668
Revolving credit agreement..................................   192,000     184,392
Term Loan B.................................................    71,273      68,448
Subordinated notes..........................................   191,966     191,966
Other.......................................................     2,196       2,675
                                                              --------    --------
                                                              $529,236    $508,100
                                                              ========    ========

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     Activity for pre-petition liabilities approved by the bankruptcy court, including cash payments and other non-cash items, are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
Film distributors...........................................  $37,247        $--
Revolving credit facility...................................       --      7,608
Term Loan B.................................................       --      2,824
Subordinated Notes..........................................       --         --
Property Taxes..............................................       --      2,969
Critical trade vendors......................................    1,750      2,133
Workers' compensation.......................................      350         --
Common carriers.............................................      150         --
                                                              -------    -------
Cash paid...................................................   39,497     15,534
Other non-cash items........................................       --      5,602
                                                              -------    -------
                                                              $39,497    $21,136
                                                              =======    =======

NOTE 6 -- INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     The company is a partner in joint ventures that operate motion picture theatres. The company's equity in the income or (loss) of these ventures, prior to impairment charges, was approximately $(891,000), $(980,000) and $(699,000) in 1999, 2000 and 2001, respectively. These amounts are included as "Concessions and other" in the accompanying consolidated statements of operations.

NOTE 7 -- PROPERTY AND EQUIPMENT

     The company obtained property and equipment under capital leases of approximately $15 million and zero in 2000 and 2001, respectively. The following amounts related to capital lease assets are included in property and equipment (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       2001
                                                              -------    -------
Buildings and improvements..................................  $50,989    $43,147
Less accumulated amortization...............................   (9,693)    (8,685)
                                                              -------    -------
                                                              $41,296    $34,462
                                                              =======    =======

     During 2000, Carmike sold three theatres, with a net book value of $22.8 million, for proceeds of $23.6 million. The theaters sold in 2000 were leased back from the purchaser under a 20-year operating lease agreement. Gains realized from the sale-leaseback transaction are recognized over the life of the leases. The leases contain renewal options and generally provide that Carmike will pay property taxes, common area maintenance, insurance and repairs.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

NOTE 8 -- CAPITALIZED INTEREST

     Prior to the Petition Date, the company capitalized interest in connection with its construction on long-lived assets. Interest incurred and interest capitalized are as follows (in thousands):

                                                              INTEREST     INTEREST
                                                              INCURRED    CAPITALIZED
                                                              --------    -----------
YEARS ENDED DECEMBER 31,
  1999......................................................  $32,759       $3,131
  2000......................................................   29,254        1,500
  2001......................................................    6,138           --

NOTE 9 -- ACCRUED EXPENSES

     Accrued expenses include the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
Deferred revenues...........................................  $10,680   $12,062
Deferred and other accrued rents............................    8,754     5,545
Property taxes..............................................    2,972     6,847
Other accruals..............................................    7,497     7,574
                                                              -------   -------
                                                              $29,903   $32,028
                                                              =======   =======

NOTE 10 -- DEBT

     Debt consists of the following (in thousands):

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        2001
                                                              ---------   ---------
Revolving credit facility...................................   $192,000    $184,392
Term Loan B.................................................     71,273      68,448
Subordinated Notes..........................................    191,966     191,966
Industrial Revenue Bonds; payable in equal installments
  through May 2006, with interest rates ranging from 5 3/4%
  to 7%.....................................................      1,724       1,417
                                                              ---------   ---------
                                                                456,963     446,223
Less:
  Amounts classified as liabilities subject to compromise...   (455,239)   (444,806)
  Current maturities........................................     (1,724)     (1,417)
                                                              ---------   ---------
                                                                    $--         $--
                                                              =========   =========

     In February 1999, the company completed its offering of $200.0 million of 9 3/8% Senior Subordinated Notes due 2009 (the "Subordinated Notes"). The Subordinated Notes mature on February 1, 2009 and bear interest at the rate of 9 3/8% which is payable semi-annually in arrears on February 1 and August 1 of each year. The Subordinated Notes are unconditionally guaranteed by Eastwynn and Wooden Nickel. The Subordinated Notes are general unsecured obligations of the company and are subordinate to existing debt and substantially all future

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) borrowings. The Subordinated Notes contain certain restrictive provisions that may limit dividends and other restricted payments.

     The company used the net proceeds from the issuance of the Subordinated Notes, approximately $193.7 million, to redeem its then outstanding Senior Notes and to reduce the amounts outstanding under its Revolving Credit Agreement. The company recognized an extraordinary charge in 2000 of approximately $10.2 million ($6.3 million after income taxes) for a prepayment premium of approximately $9.2 million paid in connection with the redemption of the Senior Notes and the write-off of deferred debt fees of approximately $.9 million. See
Note 2 -- Proceedings Under chapter 11 for further discussion of debt.

NOTE 11 -- INCOME TAXES

     In periods prior to June 30, 2000, the company had recognized deferred income tax assets based on its ability to generate future taxable income in amounts sufficient to allow the utilization of the deductible temporary differences that created those deferred tax assets. These tax planning strategies primarily involved the company's ability to sell property to generate gains. As a result of (i) its chapter 11 filing and the company's default on its Bank Facilities, (ii) changes in the company's projections of future operating results, and (iii) the limited market for theatre sale-leaseback transactions, the company no longer has the ability to implement the tax planning strategies that would allow it to continue to recognize certain of its deferred income tax assets. Thus, the company provided a valuation allowance of approximately $83.1 and $40.9 million during the years ended December 31, 2000 and 2001.

     In connection with the reorganization, it is anticipated that the company may undergo an ownership change or changes within the meaning of Section 382 of the Internal Revenue Code. Consequently, the ability of the company to use the net operating losses and credits may be severely limited and will be subject to an annual limitation based on the product of the fair value of the company immediately after reorganization multiplied by the federal long-term tax exempt bond rate.

     For tax purposes, the discharge of the liabilities pursuant to the chapter 11 cases may result in income that is excluded from the company's taxable income. However, certain of the company's tax attributes, including net operating loss carryforwards and tax credits, may be reduced by the amount of cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the company's property must be reduced by the amount of the excluded cancellation of debt income. It is estimated that after the reorganization, the company will have approximately $148.4 million in net operating loss carryovers and $6.0 million of alternative minimum tax carryforwards.

     The provision for income tax expense (benefit) is summarized as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
Current:
Federal.....................................................    $----     $----
State.......................................................               ----
                                                                1,150
Deferred....................................................               ----
                                                               24,398
                                                                        -------
                                                              -------
                                                                          $----
                                                              $25,548
                                                              =======   =======

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     Significant components of the company's deferred tax liabilities (assets) and valuation reserves are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Alternative minimum tax credit carryforwards................   $(4,700)   $(6,041)
Net operating loss carryforwards............................   (19,471)   (54,633)
Financial statement bases of property and equipment over
  (under) tax bases.........................................    (5,609)   (36,396)
Restructuring reserve.......................................    (8,935)    (8,606)
Deferred rent...............................................    (2,470)    (1,152)
Post-petition interest......................................        --     23,877
                                                              --------   --------
                                                               (41,185)   (82,951)
Valuation reserves..........................................    40,951     83,143
Other deferred tax credits..................................     2,161      1,735
                                                              --------   --------
                                                                $1,927     $1,927
                                                              ========   ========

     It is anticipated that the company will not pay income taxes in 2001. The company paid income taxes in 1999 and 2000 of approximately $3.9 million and $1.2 million, respectively.

     The company has net operating loss carryovers of approximately $148.4 million, which will begin to expire in the year 2020.

NOTE 12 -- STOCKHOLDERS' EQUITY

     The company's authorized capital consists of 22.5 million shares of Class A common stock, $.03 par value, 5 million shares of Class B common stock, $.03 par value, and one million shares of the Preferred Stock, $1.00 par value. Each share of Class A common stock entitles the holder to one vote per share, whereas a share of Class B common stock entitles the holder to ten votes per share. Each share of Class B common stock is entitled to cash dividends, when declared, in an amount equal to 85% of the cash dividends payable on each share of Class A common stock. Class B common stock is convertible at any time by the holder into an equal number of shares of Class A common stock.

     The Series A Preferred Stock pays quarterly cash dividends at an annual rate of 5.5% and is convertible at the option of the holder, into the company's Class A common stock at $25.00 per share (subject to anti-dilution adjustments). The Series A Preferred Stock is not subject to mandatory redemption or sinking fund provisions but does have involuntary liquidation rights for $55 million. Each share of the Series A Preferred Stock is convertible into four shares of the Class A common stock.

     During the course of the chapter 11 cases, the company could not declare dividends for its Preferred Stock. Dividends of $2.3 million and $7.0 million on Preferred Stock are in arrears at December 31, 2000 and 2001. The terms of the Preferred Stock agreement provides that the dividend rate increases to 8.5% for arrearages. As a result, the holders of the Preferred Stock have designated two additional directors to the company's Board of Directors.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     The company has shares of Class A common stock reserved for future issuance as follows (in thousands):

                                                              DECEMBER 31,
                                                              -------------
                                                              2000    2001
                                                              -----   -----
Stock option plan...........................................    823     813
Conversion rights of Series A Preferred Stock...............  2,200   2,200
Conversion rights of Class B common stock...................  1,371   1,371
                                                              -----   -----
                                                              4,394   4,384
                                                              =====   =====

     See Note 2 -- Proceedings Under chapter 11.

STOCK OPTION PLANS

     During 1998, the Board of Directors and Stockholders approved a new stock option plan (the "1998 Plan") that provided for 750,000 shares of Class A common stock. At December 31, 2001, 66,000 shares were available for grant under the 1998 Plan. The company has also issued options under a plan (the "1986 Plan") that provided for 700,000 shares of Class A common stock. No shares are available for grant under the 1986 Plan.

     Under the company's stock option plans for shares of its Class A common stock, key employees were granted options at terms (purchase price, expiration date and vesting schedule) established at the date of grant by a committee of the company's Board of Directors. Options granted through December 31, 2001 have been at a price that approximated fair market value on the date of the grant.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), and has been determined as if the company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For SFAS No. 123 purposes, the fair value of each option grant and stock based award has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                            1999     2000     2001*
                                                            -----    -----    -----
Expected life (years).....................................    5.0      5.0     N/A
Risk-free interest rate...................................  5.78%    6.65%     N/A
Dividend yield............................................   0.0%     0.0%     N/A
Expected volatility.......................................  0.314    1.302     N/A

---------------

* No options were granted in 2001

     The estimated fair value of the options granted during 1999 and 2000, was $5.24 and $4.77 per share, and is amortized to expense over the options' vesting period. Had compensation cost

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the company's pro forma net loss and pro forma basic loss per share would have increased to the following amounts:

                                                   1999        2000        2001
                                                 --------    --------    ---------
Net loss:
  As reported..................................  $(21,907)   $(75,076)   $(125,387)
  Pro forma -- for SFAS No. 123................   (22,461)    (75,931)    (125,803)
Basic net loss per share
  As reported..................................    $(1.93)     $(6.62)     $(11.05)
  Pro forma -- for SFAS No. 123................     (1.98)      (6.70)      (11.09)

     Changes in outstanding stock options were as follows (in thousands, except for exercise price per share):

                                                              EXERCISE PRICE PER SHARE
                                                   ----------------------------------------------
                                                            $6.00-
                                                   $5.44    $14.00    $18.00    $27.125     TOTAL
                                                   -----    ------    ------    -------     -----
Stock options outstanding at December 31, 1998...    --       92        88        335        515
  Issued.........................................    --        6        --         --          6
  Forfeitures....................................    --       --       (15)        --        (15)
  Exercised......................................    --      (26)       --         --        (26)
                                                    ---      ---       ---        ---        ---
Stock options outstanding at December 31, 1999...    --       72        73        335        480
  Issued.........................................   403       --        --         --        403
  Forfeitures....................................    --      (66)       --         --        (66)
  Exercised......................................    --       --        --         --         --
                                                    ---      ---       ---        ---        ---
Stock options outstanding at December 31, 2000...   403        6        73        335        817
  Issued.........................................    --       --        --         --         --
  Forfeitures....................................    --       --       (10)       (60)       (70)
  Exercised......................................    --       --        --         --         --
                                                    ---      ---       ---        ---        ---
Stock options outstanding at December 31, 2001...   403        6        63        275        747
                                                    ===      ===       ===        ===        ===

     At December 31, 2001 613,000 options were exercisable.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

LEASES

     Under the Bankruptcy Code, the company may elect to assume or reject real estate leases, subject to Bankruptcy Court approval. As of January 2002, the company has received approval from the Bankruptcy Court to reject leases relating to 136 theater locations over the course of the proceeding. The company cannot presently determine or reasonably estimate the ultimate liability that may result from rejecting and no provisions have yet been made for these items in the financial statements.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     Future minimum payments under capital leases and operating leases with terms over one year and which had not been rejected by the company in the chapter 11 cases as of December 31, 2001, are as follows (in thousands):

                                                              OPERATING    CAPITAL
                                                               LEASES       LEASES
                                                              ---------    --------
2002........................................................   $40,608       $6,600
2003........................................................    39,402        6,635
2004........................................................    37,056        6,738
2005........................................................    37,145        6,756
2006........................................................    34,008        6,632
Thereafter..................................................   365,707       84,509
                                                              --------     --------
Total minimum lease payments................................  $553,926     $117,870
                                                              ========
Less amounts representing interest..........................                (69,576)
                                                                           --------
Present value of future minimum lease payments..............                 48,294
Less current maturities.....................................                   (871)
                                                                           --------
                                                                            $47,423
                                                                           ========

     Rent expense was approximately $59.6 million, $67.4 million and $51.7 million for 1999, 2000 and 2001, respectively. Included in rent expense is approximately $3.8 million, $3.1 million and $3.5 million of contingent rental payments.

LITIGATION

     The company is subject to various claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the company.

NOTE 14 -- CONDENSED FINANCIAL DATA

     The company and its wholly owned subsidiaries have fully, unconditionally, and jointly and severally guaranteed the company's obligations under the Subordinated Notes. The company has one subsidiary and several unconsolidated affiliates that are not guarantors of the Subordinated Notes. Separate financial statements and other disclosures of each of the guarantors are not

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) presented because management has determined that they would not be material to investors. Combined separate financial data for the guarantor subsidiaries is as follows:

                                                   1999        2000        2001
                                                 --------    --------    ---------
Year ended December 31,
  Revenues.....................................  $386,255    $371,826     $364,973
  Operating income (loss)(1)...................     6,554      (3,080)     (67,832)
  Net loss before extraordinary item...........   (14,905)    (48,044)    (108,328)
At December 31,
  Assets:
     Current assets............................    11,682      36,069       26,342
     Other assets..............................    15,305       3,642        3,709
     Property and equipment....................   517,851     480,786      355,238
     Goodwill..................................    33,553      30,903       12,001
                                                 --------    --------    ---------
                                                 $578,391    $551,400     $397,290
Liabilities and equity:
  Current liabilities..........................   $15,426     $21,758      $21,590
  Intercompany notes and advances..............   302,435     320,073      278,516
  Long-term liabilities........................    69,684      42,799       41,149
  Liabilities Subject to Compromise............        --      23,968       21,549
  Equity.......................................   190,846     142,802       34,486
                                                 --------    --------    ---------
                                                 $578,391    $551,400     $397,290
                                                 ========    ========    =========

---------------

(1) Net of parent company management and license fees of approximately $30.3 million, $21.8 million and $21.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash investments and recoverable construction allowances.

     The company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in the southeastern United States and company policy is designed to limit exposure to any one institution. The company performs periodic evaluations of the relative credit standings of those financial institutions that are considered in the company's investment strategy.

     The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

     RECOVERABLE CONSTRUCTION ALLOWANCES: The carrying amount reported in the balance sheets or recoverable construction allowances approximates their fair value.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

     ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximated their fair value.

     LONG-TERM DEBT: The carrying amount of the company's long-term debt borrowings have not been adjusted to fair value since the Petition Date as a result of the chapter 11 cases.

NOTE 16 -- QUARTERLY RESULTS (UNAUDITED)

                                    1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER     TOTALS
                                    -----------   -----------   -----------   -----------     ------
                                                (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
YEAR ENDED DECEMBER 31, 2000
Total revenues....................   $101,535      $112,757      $127,828       $120,177      $462,297
Operating income (loss)...........     (1,090)          699         5,744        (15,317)       (9,964)
Net loss..........................     (7,364)      (40,205)       (2,069)       (23,925)      (73,563)
Basis and diluted loss per common
  share...........................     $(0.72)       $(3.61)       $(0.18)        $(2.11)       $(6.62)
YEAR ENDED DECEMBER 31, 2001
Total revenues....................    $99,704      $108,877      $130,439       $117,930      $456,950
Operating income (loss)...........      1,931         5,980        15,130       (122,742)      (99,701)
Net income (loss).................     (1,246)        2,275        11,096       (137,512)     (125,387)
Basic and diluted income (loss)
  per common share................     $(0.11)        $0.20         $0.97        $(12.12)      $(11.05)

     Net income (loss) per common share calculations for each of the above quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income
(loss) per common share amount for the year.

     The second quarter of 2000 includes a $2.7 million decrease in estimated charges to be incurred under the Restructuring Plan and a reduction of deferred income tax assets as discussed in Note 11. The fourth quarter of 2000 and 2001 includes a charge for the impairment of long-lived assets as discussed in Note
4. The fourth quarter of 2001 includes a decrease in estimated property taxes payable of $2.0 million.

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                              DECEMBER 31,     MARCH 31,
                                                                  2001           2002
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $94,187         $21,466
  Accounts and notes receivable.............................         692             555
  Inventories...............................................       3,072           2,617
  Recoverable construction allowances.......................       8,175           6,200
  Recoverable income taxes..................................          --          14,700
  Prepaid expenses..........................................       5,140           5,179
                                                               ---------       ---------
  Total current assets......................................     111,266          50,717
Other assets
  Investments in and advances to partnerships...............       7,095           6,702
  Other (including restricted cash of $13,185 in 2001)......      15,984           6,853
                                                               ---------       ---------
                                                                  23,079          13,555
Property and equipment
  Land......................................................      58,707          58,366
  Buildings and improvements................................     146,728         146,765
  Leasehold improvements....................................     218,352         217,778
  Leasehold interest........................................       5,841           5,841
  Equipment.................................................     179,619         180,112
                                                               ---------       ---------
                                                                 609,247         608,862
Accumulated depreciation and amortization...................    (149,154)       (157,078)
                                                               ---------       ---------
                                                                 460,093         451,784
Goodwill, net of accumulated amortization...................      23,354          23,354
                                                               ---------       ---------
Total assets................................................    $617,792        $539,410
                                                               =========       =========

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                                                                DECEMBER 31,     MARCH 31,
                                                                    2001            2002
                                                                ------------    ------------
                                                                                (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................       $22,291         $17,246
  Accrued expenses..........................................        32,028          39,078
  Current maturities of long-term indebtedness and capital
     lease obligations......................................         2,289          22,244
                                                                 ---------       ---------
Total current liabilities...................................        56,608          78,568
Long-term liabilities:
  Long-term debt, less $1,417 and $21,337 in current
     maturities at December 31, 2001 and March 31, 2002 and
     $444,806 classified as subject to compromise at
     December 31, 2001......................................            --         363,945
  Capital lease obligations, less current maturities and
     $3,120 classified as subject to compromise at December
     31, 2001 and March 31, 2002............................        47,423          47,169
  Restructuring reserve, less $24,683 classified as subject
     to compromise at December 31, 2001 and March 31,
     2002...................................................            --              --
  Deferred income taxes.....................................         1,927           1,927
  Other.....................................................            --             534
                                                                 ---------       ---------
                                                                    49,350         413,575
Liabilities subject to compromise...........................       508,100          53,798
Stockholders' equity:
  5.5% Series A Senior Cumulative Convertible Exchangeable
     Preferred Stock, $1.00 par value, authorized 1,000,000
     shares, issued and outstanding 550,000 shares at
     December 31, 2001; involuntary liquidation value of
     $55,000,000............................................           550              --
  Class A common stock, $0.03 par value, one vote per share, authorized 22,500,000 shares, issued 10,018,287 shares
     at December 31, 2001 and authorized 20,000,000 shares,
     issued and outstanding 8,991,262 shares at March 31,
     2002...................................................           301             270
  Class B common stock, $0.03 par value, ten votes per
     share, authorized 5,000,000 shares, issued and
     outstanding 1,370,700 shares at December 31, 2001......            41              --
  Treasury Stock, at cost, 44,800 shares at December 31,
     2001...................................................          (441)             --
  Paid in capital...........................................       158,772         204,638
  Retained earnings (deficit)...............................      (155,489)       (211,439)
                                                                 ---------       ---------
                                                                     3,734          (6,531)
                                                                 ---------       ---------
Total liabilities and stockholders' equity                        $617,792        $539,410
                                                                 =========       =========

                             See accompanying notes

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2001        2002
                                                              -------    --------
Revenues:
  Admissions................................................  $68,468     $78,659
  Concessions and other.....................................   31,236      37,794
                                                              -------    --------
                                                               99,704     116,453
Cost and expenses:
  Film exhibition costs.....................................   34,776      40,228
  Concession costs..........................................    4,147       4,952
  Other theatre operating costs.............................   46,444      45,151
  General and administrative expenses.......................    1,624       2,413
  Depreciation and amortization expenses....................   10,782       8,027
                                                              -------    --------
                                                               97,773     100,771
                                                              -------    --------
Operating income............................................    1,931      15,682
  Interest expense (Contractual interest for both the three
     months ended March 31, 2001 and 2002 was $12,849 and
     $11,532, respectively).................................    1,611      71,527
                                                              -------    --------
Net income (loss) before reorganization costs and income
  taxes.....................................................      320     (55,845)
  Reorganization costs......................................    1,566      14,805
                                                              -------    --------
Net (loss) before income taxes..............................   (1,246)    (70,650)
  Income tax (benefit)......................................       --     (14,700)
                                                              -------    --------
Net (loss) available for common stock.......................  $(1,246)   $(55,950)
                                                              =======    ========
  Weighted average shares outstanding:
     Basic and diluted......................................   11,344       9,817
  (Loss) per common share:
     Basic and diluted......................................   $(0.11)     $(5.70)

                             See accompanying notes

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                                  ------------
                                                                2001        2002
                                                              --------    --------
OPERATING ACTIVITIES
  Net (loss)................................................   $(1,246)   $(55,950)
  Adjustments to reconcile net loss to net cash provided by
     (used by) operating activities:
  Depreciation and amortization.............................    10,782       8,027
  Recoverable income taxes..................................        --     (14,700)
  Non-cash reorganization items.............................    (1,715)     15,386
  Non-cash compensation.....................................        --         534
  Changes in operating assets and liabilities:
     Accounts and notes receivable and inventories..........    (1,132)        985
     Prepaid expenses.......................................     1,917       9,022
     Accounts payable.......................................   (12,263)     (5,045)
     Accrued expenses and other liabilities.................     1,352      (9,939)
                                                              --------    --------
  Net cash used in operating activities.....................    (2,305)    (51,680)
INVESTING ACTIVITIES
  Purchase of property and equipment........................    (2,990)        (56)
  Proceeds from sales of property and equipment.............     1,953         548
                                                              --------    --------
  Net cash provided by (used in) investing activities.......    (1,037)        492
FINANCING ACTIVITIES
  Debt:
     Additional borrowings..................................        --      21,705
     Repayments.............................................    (7,249)    (45,213)
  Recoverable construction allowances under capital
     leases.................................................     1,774       1,975
                                                              --------    --------
  Net cash used in financing activities.....................    (5,475)    (21,533)
                                                              --------    --------
  Decrease in cash and cash equivalents.....................    (8,817)    (72,721)
  Cash and cash equivalents at beginning of period..........    52,522      94,187
                                                              --------    --------
  Cash and cash equivalents at end of period................   $43,705     $21,466
                                                              ========    ========

                             See accompanying notes

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

NOTE 1 -- BASIS OF PRESENTATION

     On August 8, 2000 (the "Petition Date"), Carmike and its subsidiaries, Eastwynn Theatres, Inc. ("Eastwynn"), Wooden Nickel Pub, Inc. ("Wooden Nickel") and Military Services, Inc. (collectively "the company") filed voluntary petitions for relief under chapter 11 ("the "chapter 11 cases") of the United States Bankruptcy Code. In connection with the chapter 11 cases, the company reported in accordance with Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7") from August 8, 2000 through January 31, 2002. SOP 90-7 requires, among other things, (i) that pre-petition liabilities that are subject to compromise be segregated in the company's consolidated balance sheet as liabilities subject to compromise and
(ii) the identification of all transactions and events that are directly associated with the reorganization of the company in the Consolidated Statement of Operations.

     On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the company's Amended Joint Plan of Reorganization Under chapter 11 of the Bankruptcy Code, dated as of November 14, 2001 (the "Plan"). The Plan became effective on January 31, 2002 (the "Reorganization Date").

     Further, the company's accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and bankruptcy related items) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2002 is not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included herein.

NOTE 2 -- PROCEEDINGS UNDER CHAPTER 11

     On August 8, 2000 (the "Petition Date") Carmike and its subsidiaries Eastwynn Theatres, Inc. Wooden Nickel Pub, Inc. and Military Services, Inc. (collectively, the "company") filed voluntary petitions for relief under chapter 11 (the "chapter 11 cases") of title 11 of the U.S. Code. On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the company's Amended Joint Plan of Reorganization Under chapter 11 of the Bankruptcy Code, dated as of November 14, 2001 (the "Plan"). The Plan became effective on January 31, 2002 (the "Reorganization Date").

     In the chapter 11 cases, substantially all unsecured and partially secured liabilities as of the Petition Date were subject to compromise or other treatment until a plan of reorganization was confirmed by the Bankruptcy Court. Generally, actions to enforce or otherwise effect repayment of all pre-chapter 11 liabilities as well as all pending litigation against the company were stayed while the company continued their business operations as debtors-in-possession.

     The company could not pay pre-petition debts without prior Bankruptcy Court approval during the chapter 11 cases. Immediately after the commencement of the chapter 11 cases, the company sought and obtained several orders from the Bankruptcy Court which were intended to stabilize their business and enable the company to continue operations as debtors-in-possession. The most significant of these orders: (i) permitted the company to operate their consolidated cash management system during the chapter 11 cases in substantially the same manner as it

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
was operated prior to the commencement of the chapter 11 cases; (ii) authorized payment of pre-petition wages, vacation pay and employee benefits and reimbursement of employee business expenses; (iii) authorized payment of pre-petition sales and use taxes owed by the company; (iv) authorized the company to pay up to $2,250,000 of pre-petition obligations to critical vendors, common carriers and workers' compensation insurance to aid the company in maintaining operation of their theatres and approximately $37 million to film distributors as set forth below; and (v) authorized debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia.

     As debtors-in-possession, the company had the right, subject to Bankruptcy Court approval and certain other limitations, to assume or reject executory contracts and unexpired leases during the chapter 11 cases. In this context, "assumption" means that the company agrees to perform their obligations and cure all existing defaults under the contract or lease, and "rejection" means that the company is relieved from its obligations to perform further under the contract or lease but is subject to a claim for damages for the breach thereof. Any damages resulting from rejection of executory contracts and unexpired leases were treated as general unsecured claims in the chapter 11 cases. During the chapter 11 cases, the company received approval from the Bankruptcy Court to reject theatre leases relating to 136 theatre locations of the company. The company cannot presently determine or reasonably estimate the ultimate liability that may result from rejecting leases or from the filing of claims for any rejected contracts, and no provisions have yet been made for these items.

     As a result of the chapter 11 cases, no principal or interest payments were made on unsecured pre-petition debt. On October 27, 2000, the company received Bankruptcy Court approval to make debt service payments for the loan related to Industrial Revenue Bonds issued by the Downtown Development Authority of Columbus, Georgia. The company reached an agreement with its creditor constituencies that provides for the payment of cash collateral and adequate protection, as those terms are defined in the Bankruptcy Code. The company made payments to the secured lenders in the amount of $8,272,821 on March 5, 2001 and made payments of $500,000 per month as adequate protection payments. All of these payments are treated as principal payments under the creditor agreement.

     Additionally, after the Petition Date, the company could not declare dividends for its Preferred Stock. Preferred Stock dividends of $2.3 and $7.0 million were in arrears at December 31, 2000 and 2001. The terms of the Preferred Stock agreement provide, with respect to dividend arrearages, that the dividend accrued rate increases to 8.5%. In view of the company's having ceased making scheduled dividend payments on the Preferred Stock after the Petition Date, the holders of the Preferred Stock designated two additional directors to the company's Board of Directors.

     Also, during the chapter 11 cases, the company reached an agreement to restructure its master lease facility with MoviePlex Realty Leasing, L.L.C. ("MoviePlex") and entered into the Second Amended and Restated Master Lease, dated as of September 1, 2001 (the "New Master Lease"). Under the New Master Lease, Carmike has entered into a new 15-year lease for the six MoviePlex properties with an option to extend the term for an additional five years. The Original MoviePlex Lease was terminated and prepetition defaults of $493,680 under the Original MoviePlex Lease were paid. The initial first twelve months base rent for the six theatres is an aggregate of $5.4 million per annum ($450,000 per month), subject to periodic increases thereafter and certain additional rent obligations such as percentage rent.

     All past due rent, additional rent, and/or other sums due to MoviePlex under the terms of the New Master Lease bears interest from the date which is five days from the due date until

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
paid by Carmike at the rate of 2% above the published prime rate of Wachovia Bank, N.A. Under the New Master Lease, Carmike pays all real estate taxes with respect to the leased premises.

     When the Plan became effective on January 31, 2002, Carmike filed with the Secretary of State for the State of Delaware the Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which cancelled all then existing Class A and Class B common stock and Preferred Stock of the company and established authorized capital stock of twenty million (20,000,000) shares of reorganized Carmike common stock, par value $.03 per share, and one million (1,000,000) shares of reorganized Carmike Preferred Stock, par value $1.00 per share. The company currently has only reorganized Carmike common stock outstanding and has approximately nine million (9,000,000) shares of such stock outstanding.

     Material features of the Plan are:

     - The Plan provides for the issuance or reservation for future issuance of ten million (10,000,000) shares of reorganized Carmike common stock in the aggregate.

     - The holders of Carmike's cancelled Class A and Class B common stock received in the aggregate 22.2% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - The holders of Carmike's cancelled Series A Preferred Stock received in the aggregate 41.2% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - Certain holders of $45,685,000 in aggregate principal amount of the cancelled 9 3/8% Senior Subordinated Notes due 2009 issued by Carmike prior to the chapter 11 cases (the "Original Senior Subordinated Notes") received in the aggregate 26.6% of the ten million (10,000,000) shares of reorganized Carmike common stock.

     - Carmike reserved one million (1,000,000) shares of the reorganized Carmike common stock for issuance under a new management incentive plan (the "2002 Stock Plan") and 780,000 shares under the 2002 Stock Plan have been authorized for issuance to Michael W. Patrick pursuant to his new employment agreement as Chief Executive Officer of the company.

     - The holders of Bank Claims in the chapter 11 cases received New Bank Debt and cash in the amount of approximately $35 million plus accrued and unpaid post-petition interest on the Bank Claims from January 15, 2002 to the Reorganization Date. "Bank Claims" consisted of claims of certain banks arising under: (i) the Amended and Restated Credit Agreement, dated as of January 29, 1999, and amended as of March 31, 2000 and (ii) the Term Loan Credit Agreement dated as of February 25, 1999, as amended as of July 13, 1999, and further amended as of March 31, 2000, and certain related documents. "New Bank Debt" consists of approximately $254 million and bears interest, at the greater of: (a) at the option of Carmike, (i) a specified base rate plus 3.5% or (ii) LIBOR plus 4.5%; and (b) 7.75% per annum.

     - Carmike issued $154,315,000 of its new 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes") in exchange for $154,315,000 aggregate principal amount of the claims in the chapter 11 cases concerning the Original Senior Subordinated Notes.

     - 136 of Carmike's underperforming theatres were closed. Lease terminations and settlement agreements are being negotiated for the resolution of lease termination claims, and the restructuring or other disposition of lease obligations.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     - General unsecured creditors will receive, cash and notes including certain amounts included in liabilities subject to compromise with an annual interest rate of 9.4% in resolution of their allowed claims under the chapter 11 cases.

     On the Reorganization Date, the company entered into a new Term Loan Credit Agreement (the "Post-Confirmation Credit Agreement"), which governs the terms of the New Bank Debt. The company's subsidiaries have guaranteed the company's obligations under the Post-Confirmation Credit Agreement. The lenders under the Post-Confirmation Credit Agreement have (i) a second priority, perfected lien on owned real property and, to the extent landlord approval was obtained or not required, leased real property of the company and its subsidiaries; (ii) a second priority, perfected security interest in the capital stock of all company subsidiaries; and (iii) a second priority, security interest in substantially all personal property owned by the company and its subsidiaries. All of the security interests and liens that secure the New Bank Debt under the Post-Confirmation Credit Agreement are junior and subordinate to the liens and security interests of the collateral agent under the Revolving Credit Agreement described below.

     The final maturity date of the New Bank Debt loans under the Post-Confirmation Credit Agreement is January 31, 2007. The principal payments of $10 million are due June 30 and December 31 of each year, beginning June 30, 2002 and ending June 30, 2006. In addition, the Post-Confirmation Credit Agreement contains covenants that require the company, among other things, to meet certain financial ratios and that prohibit the company from taking certain actions and entering into certain transactions. There are also provisions in the Post-Confirmation Credit Agreement as to when the company must prepay portions of the loans.

     Also on the Reorganization Date, the company closed on a Revolving Credit Agreement (the "Revolving Credit Agreement") totaling $50 million. The proceeds of advances under the Revolving Credit Agreement will be used to provide working capital financing to the company and its subsidiaries and for funds for other general corporate purposes of the company. The company, on the Reorganization Date, borrowed $20 million of the Revolving Credit Agreement in partial repayment of its obligations owing to the banks under the Post-Confirmation Credit Agreement. As of March 31, 2002, the company has repaid the borrowed $20 million and has no outstanding balance under the Revolving Credit Agreement.

     The interest rate for borrowings under the Revolving Credit Agreement is set from time to time at the company's option (subject to certain conditions set forth in the Credit Agreement) at either: (i) the Index Rate (as defined in the Revolving Credit Agreement) plus 1.75% per annum or (ii) the applicable LIBOR Rate (as defined in the Revolving Credit Agreement) plus 3.25% per annum, based on the aggregate Revolving Credit Advances (as defined in the Revolving Credit Agreement) outstanding from time to time. Borrowings under the Revolving Credit Agreement are secured by first priority security interests in substantially all tangible or intangible property of the company (but does not include certain equipment or real estate constituting premises subject to the master leasing agreement with MoviePlex Realty Leasing, L.L.C.). The Revolving Credit Agreement contains covenants that, among other things, prohibit the company from taking certain actions and entering into certain transactions. There are also provisions in the Revolving Credit Agreement as to when the company must prepay portions of the loans.

     In addition, on the Reorganization Date and pursuant to the Plan, the company issued $154,315,000 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes"), in exchange for $154,315,000 aggregate principal amount of the Original Senior Subordinated Note Claims in the company's bankruptcy case relating to the company's former 9 3/8% Senior Subordinated Notes due 2009 (the "Original Senior Subordinated Notes"); the remaining $45,685,000 in aggregate principal amount of the Original Notes were exchanged

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
under the Plan for shares of reorganized company common stock, as previously reported. The New Senior Subordinated Notes were issued pursuant to an Indenture, dated as of January 31, 2002, among the company, the subsidiary guarantors named therein and Wilmington Trust company, as Trustee (the "Indenture"). The company subsidiary guarantees of the New Senior Subordinated Notes are junior and subordinated on the same basis as the New Senior Subordinated Notes are junior and subordinated to the company's Senior Debt (as defined in the Indenture and includes the debt described above under the Post-Confirmation and Revolving Credit Agreements). Interest at 10 3/8% per annum from the issue date to maturity is payable on the New Senior Subordinated Notes each February 1 and August 1, with the first interest payment date being February 1, 2002. The New Senior Subordinated Notes are redeemable at the company's option under certain conditions on or after February 1, 2004. Further, the Indenture contains covenants that, among other things, restricts the company in connection with the incurrence of additional indebtedness not including the debt incurred under the Post-Confirmation and Revolving Credit Agreement as described above, asset sales, changes of control and transactions with affiliates.

     The reorganization value of the assets of the company immediately before the Reorganization Date was greater than the total of all post-petition liabilities and allowed claims and the Plan does not result in a change in ownership as defined by Statement of Position 90-7; accordingly, the company will continue to recognize its historical basis of accounting.

     Reorganization costs for the three month periods ended March 31, 2001 and 2002 are as follows (in thousands):

                                                                 MARCH 31,
                                                              ----------------
                                                               2001     2002
                                                              ------   -------
Write-off of loan origination fees..........................     $--    $8,034
Gain on interest rate swap..................................      --       444
Gain on sale of assets......................................    (851)      (15)
Interest income.............................................    (626)     (107)
Professional fees...........................................   2,270     6,449
Other.......................................................     773        --
                                                              ------   -------
                                                              $1,566   $14,805

NOTE 3 -- LIABILITIES SUBJECT TO COMPROMISE

     The principal categories of obligations classified as Liabilities Subject to Compromise under the chapter 11 cases are identified below. The amounts in total may vary significantly from the stated amounts of proofs of claims filed with the Bankruptcy Court, and may be subject to future adjustments depending on Bankruptcy Court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

     A summary of the principal categories of claims classified as Liabilities Subject to Compromise at December 31, 2001 and March 31, 2002 are as follows (in thousands):

                                                              DECEMBER 31,    MARCH 31,
                                                              ------------    ---------
                                                                  2001          2002
                                                              ------------    ---------
Long-term debt..............................................    $444,806           $--
Accounts payable............................................      14,970        21,671
Accrued expenses............................................      20,981         4,339
Restructuring reserves......................................      24,668        24,668
Other liabilities...........................................       2,675         3,120
                                                                --------       -------
                                                                $508,100       $53,798
                                                                --------       -------

NOTE 4 -- INCOME TAXES

     The company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

     In connection with the reorganization, it is anticipated that the company may undergo an ownership change or changes within the meaning of Section 382 of the Internal Revenue Code. Consequently, the ability of the company to use the net operating losses and credits may be severely limited and will be subject to an annual limitation based on the product of the fair value of the company immediately before reorganization multiplied by the federal long-term tax exempt bond rate.

     For tax purposes, the discharge of the liabilities pursuant to the chapter 11 cases may result in income that is excluded from the company's taxable income. However, certain of the company's tax attributes, including net operating loss carryforwards and tax credits, may be reduced by the amount of cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the company's property must be reduced by the amount of the excluded cancellation of debt income. It is estimated that after the reorganization and the items discussed below, the company will have approximately $127.1 million in federal and state net operating loss carryovers.

     The company has recorded a benefit for taxes refundable under the "Job Creation and Worker Assistance Act of 2002" (the Act) of $14.7 million. The Act became effective on March 9, 2002 and among other things extends the carryback period for net operating losses from two to five years for taxpayers with net operating losses for any tax year ending during 2001 or 2002. The new provision also temporarily suspends the 90% limitation found in Internal Revenue Code
Section 56(d)(1) on the use of net operating loss carrybacks arising in tax years ending in 2001 and 2002 for alternative minimum tax purposes. Therefore, taxpayers that have paid alternative minimum tax during any tax year in the carryback period, because of the 90% limitation on the use of net operating losses to offset alternative minimum taxable income, can utilize this provision to obtain a refund.

     The company will be amending its U.S. Federal income returns using Federal net operating loss carryback claims for the tax years 1996, 1997, and 1998 to obtain refunds of regular tax and

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES
alternative minimum tax of $8.3 million and $6.4 million, respectively. The total carryback will be filed shortly after filing the 2001 U.S. Federal income tax return. The alternative minimum tax credit carryover of $6.0 million will be reduced to zero as a result of the net operating loss carryback claims.

NOTE 5 -- STOCK OPTION PLAN

     Under the 2002 Stock, the company granted the President and Chief Executive Officer, Michael W. Patrick, 780,000 shares of common stock on January 31, 2002, which will vest during a five year time period. The company is recording compensation expense associated with this grant ratable over the five year time period. Compensation expense amounted to $534,000 in the quarter ended March 31, 2002.

NOTE 6 -- CONDENSED COMBINED FINANCIAL DATA FOR GUARANTOR SUBSIDIARIES

     Carmike's subsidiaries, Eastwynn, Wooden Nickel and Military Services, fully, unconditionally, jointly and severally guarantee Carmike's $154 million principal amount of Subordinated Notes.

     Eastwynn, Wooden Nickel and Military Services are direct, U.S. subsidiaries of Carmike. Carmike and the guarantor subsidiaries conduct substantially all of the operations of Carmike and its subsidiaries on a consolidated basis. Separate financial statements of the guarantor subsidiaries are not presented because, in the opinion of management, such financial statements are not material to investors. Carmike also has several unconsolidated affiliates which are not guarantors of the Subordinated Notes and are inconsequential to Carmike on a consolidated basis.

     The following is summarized condensed combined financial information for the guarantor subsidiaries of Carmike (in thousands) (unaudited):

                                                              MARCH 31,
                                                                2002
                                                              ---------
Current assets..............................................   $20,142
Current liabilities.........................................    20,407
Noncurrent assets...........................................   365,444
Noncurrent liabilities......................................  $323,479

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2001       2002
                                                              -------    -------
Revenues....................................................  $79,587    $93,171
Operating income............................................    4,454     15,842
Net income..................................................   $3,448    $10,883

     Operating income and net income are net of intercompany management fees of approximately $4.7 million and $5.4 million for the three months ended March 31, 2001 and 2002, respectively. As previously noted (see Note 1 -- Basis of Presentation and Note 2 -- Proceedings Under chapter 11), the guarantor subsidiaries also filed petitions for relief under chapter 11 of the United States Bankruptcy Code on August 8, 2000.

                     CARMIKE CINEMAS, INC. AND SUBSIDIARIES

NOTE 7 -- IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS 142 requires the company to test goodwill and indefinite-lived intangible assets for impairment rather than amortize them. During the first quarter of 2002, Carmike discontinued amortization of these intangible assets resulting in reduced expenses of approximately $0.4 million ($0.04 per share-basic and diluted). During 2002, the company will perform the required impairment tests of goodwill and indefinite lived intangible assets and has not yet determined what the effect of these tests will be on earnings and financial position of the company.

     The company recorded $0.4 million of intangible amortization in the first quarter of 2001. The company's net loss and net loss-basic and diluted share would have been $(0.9) million and $(0.08), respectively if such amortization had not been recorded in the first quarter ended March 31, 2001.

     On October 3, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, and applies to all long-lived assets (including discontinued operations). Effective January 1, 2002, the company adopted SFAS 144, which did not have a material effect on its results of operations.

NOTE 8 -- RECLASSIFICATIONS

     Certain 2001 amounts in the accompanying condensed consolidated financial statements and footnotes have been reclassified to conform to the current period's presentation.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

         CARMIKE CINEMAS, INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)
                               DECEMBER 31, 2001
                           (IN THOUSANDS OF DOLLARS)

             COL. A                   COL. B                COL. C                 COL. D         COL. E
---------------------------------  ------------    -------------------------    -------------    ---------
                                                           ADDITIONS
                                                   CHARGED TO    CHARGED TO
                                    BALANCE AT       COSTS          OTHER                         BALANCE
                                   BEGINNING OF       AND        ACCOUNTS --    DEDUCTIONS --     AT END
           DESCRIPTION                PERIOD        EXPENSES      DESCRIBE        DESCRIBE       OF PERIOD
           -----------             ------------    ----------    -----------    -------------    ---------
YEAR ENDED DECEMBER 31, 1999:
  Reserve for restructuring
     charge......................    $34,699(1)     $(2,671)(2)   $     --         $(3,685)(3)    $28,343
YEAR ENDED DECEMBER 31, 2000:
  Reserve for restructuring
     charge......................    $28,343        $  (775)(2)   $(24,683)(4)     $(2,885)(3)    $    --
  Valuation reserve for deferred
     income tax assets...........    $    --        $40,951(5)    $     --         $    --        $40,951
YEAR ENDED DECEMBER 31, 2001:
  Valuation reserve for deferred
     income tax assets...........    $40,951        $42,192(6)    $     --         $    --        $83,143

---------------

(1) Charge recorded in December 1998. See Note 3 of Notes to Consolidated Financial Statements.

(2) Change in estimate of liabilities to be incurred. See Note 5 of Notes to Consolidated Financial Statements.

(3) Net payments made during period, including $500,000 payment for early lease termination in 1999. See Note 5 of Notes to Consolidated Financial Statements.

(4) Amounts outstanding at the Petition Date have been classified to Liabilities Subject to Compromise. All theatres covered by the restructuring charge have been approved by the Bankruptcy Court for lease rejection.

(5) Valuation reserve recorded in the year ended December 31, 2000. See Note 11 of Notes to Consolidated Financial Statements.

(6) Valuation reserve recorded in the year ended December 31, 2001. See Note 11 of Notes to Consolidated Financial Statements.

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is unlawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
Cautionary Statement Regarding
  Forward-Looking Statements..........   14
Use of Proceeds.......................   14
Price Range of Common Stock...........   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Financial Data...............   17
Dilution..............................   19
Selling Stockholders..................   20
Our Reorganization....................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   38
Management............................   46
Principal Stockholders................   54
Certain Relationships and Related
  Party Transactions..................   57
Description of Capital Stock..........   58
Description of Indebtedness...........   63
Shares Eligible for Future Sale.......   66
Underwriting..........................   67
Validity of the Securities............   68
Experts...............................   69
Where You Can Find More Information...   69
Trademarks and Tradenames.............   69

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                3,500,000 Shares
                             CARMIKE CINEMAS, INC.
                                  Common Stock
                            ------------------------

                              CARMIKE CINEMA LOGO

                            ------------------------
                              GOLDMAN, SACHS & CO.

                                  UBS WARBURG

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND REGISTRATION

     The following sets forth the various expenses and costs (other than underwriting discounts) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.:

Registration Fee............................................     $10,091
NASD Fee....................................................     $11,468
Printing Expenses...........................................  *
Legal Fees and Expenses.....................................  *
Accounting Fees and Expenses................................  *
Transfer Agent Fees and Expenses............................  *
Miscellaneous...............................................  *
                                                              ----------
     Total..................................................  $2,000,000
                                                              ==========

* To be provided by amendment

     We will pay all registration, filing and listing fees and for fees for one counsel for the selling stockholders. Each selling stockholder is responsible for all other expenses related to such stockholders' shares, including, without limitation, fees of counsel to the stockholder and its own internal administrative and similar costs.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation contains a provision that eliminates the personal liability of our directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director's liability (i) for any breach of the director's duty of loyalty to the company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Code (in respect of certain unlawful dividend payments or stock purchases or redemptions); or (iv) for a transaction from which the director derived an improper personal benefit.

     As permitted by Section 145 of the Delaware General Corporation Law, our Certificate of Incorporation provides that we shall indemnify any and all persons whom we have the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the Certificate of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     Further, our Bylaws provide that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law upon a determination by a majority of the Board of Directors, by independent legal counsel in a written opinion or by the stockholders that the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and had no reasonable cause to believe his conduct was unlawful. Any expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the company.

     The company may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of the corporation as described above.

     We have insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     When our plan of reorganization became effective on January 31, 2002, we issued common stock to holders of our securities prior to our reorganization. We issued 886,667 shares of our common stock to each of three of the then-holders of our 9 3/8% Senior Subordinated Notes. We issued an aggregate of 4,120,000 shares of our common stock to the then-holders of our Series A Preferred Stock. For each share of existing common stock outstanding immediately prior to our emergence from bankruptcy effective January 31, 2002, then Class A and Class B common stockholders received 0.194925 of one share of our new common stock.

     Further, on January 31, 2002 and pursuant to our plan of reorganization, we issued $154,315,000 aggregate principal amount of 10 3/8% Senior Subordinated Notes in satisfaction of $154,315,000 aggregate principal amount of the old
9 3/8% Senior Subordinated Note claims in our bankruptcy case.

     These securities were issued without registration under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by section 1145(a) of the United States Bankruptcy Code.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following are exhibits to this registration statement:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1*        Form of Underwriting Agreement.
 2.1      Debtors' Joint Amended Joint Plan of Reorganization Under
          Chapter 11 of the Bankruptcy Code, dated November 14, 2001
          (filed as Exhibit 99 to Carmike's Current Report on Form 8-K filed November 19, 2001 and incorporated herein by
          reference).
 2.2      Debtors' Amended Disclosure Statement pursuant to Section
          1125 of the Bankruptcy Code dated November 14, 2001 (filed as Exhibit T-3E1 to Carmike's Form T-3 filed on December 11,
          2001 and incorporated herein by reference).
 3.1      Amended and Restated Certificate of Incorporation of Carmike
          (filed as Exhibit 3.1 to Carmike's Amendment to Form 8-A
          filed January 31, 2002 and incorporated herein by
          reference).
 3.2      Amended and Restated By-laws of Carmike (filed as Exhibit
          3.2 to Carmike's Amendment to Form 8-A filed January 31,
          2002 and incorporated herein by reference).
 4.1      Indenture dated January 31, 2002 between Carmike, the
          subsidiary guarantors named therein and Wilmington Trust
          Company, as Trustee (filed as Exhibit 4.1 to Carmike's Form
          10-K for the year ended December 31, 2001 and incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.2      Stockholders' Agreement, dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No. 1 to Schedule 13D of
          Goldman, Sachs & Co., et. al., dated February 8, 2002 and
          incorporated herein by reference).
 4.3      Registration Rights Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and certain stockholders
          (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of
          Goldman, Sachs & Co., et. al., dated February 8, 2002 and
          incorporated herein by reference).
5*        Opinion of Troutman Sanders LLP
10.1      Term Loan Credit Agreement dated January 31, 2002 among
          Carmike Cinemas, Inc., BNY Asset Solutions LLC as
          Administrative Agent, and the various banks or other
          financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
10.2      $50,000,000 Credit Agreement dated as of January 31, 2002
          among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Corporation as Agent and Lender, GECC
          Capital Markets Group, Inc. as Lead Arranger, the various
          subsidiaries from time to time parties to the agreement as credit parties, and the various banks or other financial
          institutions from time to time parties to the agreement as
          Lenders (filed as Exhibit 10.2 to Carmike's Form 10-K for
          the year ended December 31, 2001 and incorporated herein by reference).
10.3      Stock Purchase Agreement dated as of June 27, 1997 by and
          between the stockholders of Morgan Creek Theatres, Inc.;
          stockholders of SB Holdings, Inc.; members of RDL Consulting
          Limited Liability Company; Morgan Creek Theatres, Inc.; SB
          Holdings, Inc.; RDL Consulting Limited Liability Company;
          First International Theatres; Carmike and Eastwynn Theatres,
          Inc. (filed as Exhibit 2 to Carmike's Form 10-Q for the
          fiscal quarter ended June 30, 1997, and incorporated herein by reference).
10.4      Carmike Deferred Compensation Agreement and Trust Agreement
          dated as of January 1, 1990 (filed as Exhibit 10(u) to
          Carmike's Form 10-K for the year ended December 31, 1990,
          and incorporated herein by reference).
10.5      Aircraft Lease dated July 1, 1983, as amended June 30, 1986, by and between C.L.P. Equipment and Carmike (filed as
          Exhibit 10(h) to Carmike's Registration Statement on Form
          S-1 (Registration No. 33-8007), and incorporated herein by reference).
10.6      Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Kingsport,
          Tennessee) (filed as Exhibit 10(i) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.7      Equipment Lease Agreement dated January 29, 1983 by and
          between Michael W. Patrick and Carmike (Valdosta, Georgia)
          (filed as Exhibit 10(j) to Carmike's Registration Statement on Form S-1 (Registration No. 33-8007), and incorporated
          herein by reference).
10.8      Equipment Lease Agreement dated November 23, 1983 by and
          between Michael W. Patrick and Carmike (Nashville (Belle
          Meade), Tennessee) (filed as Exhibit 10(k) to Carmike's
          Registration Statement on Form S-1 (Registration No.
          33-8007), and incorporated herein by reference).
10.9      Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Opelika, Alabama)
          (filed as Exhibit 10(l) to Carmike's Registration Statement on Form S-1 (Registration No. 33-8007), and incorporated
          herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.10     Equipment Lease Agreement dated July 1, 1986 by and between
          Michael W. Patrick and Carmike (Muskogee and Stillwater,
          Oklahoma) (filed as Exhibit 10(m) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.11     Summary of Extensions of Equipment Lease Agreements, which are Exhibits 10(f), 10(g), 10(h), 10(i), and 10(k) (filed as
          Exhibit 10(o) to Carmike's Form 10-K for the fiscal year
          ended December 31, 1987, and incorporated herein by
          reference).
10.12     Summary of Extensions of the Equipment Lease Agreements,
          which are Exhibits 10(f), 10(g), 10(h), 10(i), and 10(k) as extended as shown in Exhibit 10(m) (filed as Exhibit 10(n)
          to Carmike's Form 10-K for the year ended December 31, 1991, and incorporated herein by reference).
10.13     Summary of Extensions of Aircraft Lease Agreement and
          Equipment Lease Agreement which are Exhibits 10(e) and 10(k)
          (filed as Exhibit 10(o) to Carmike's Form 10-K for the year ended December 31, 1991, and incorporated herein by
          reference).
10.14     Second Amended and Restated Master Lease dated September 1,
          2001 between MoviePlex Realty Leasing, L.L.C. and Carmike
          (filed as Exhibit 10.17 to Carmike's Form 10-K for the year ended December 31, 2001 and incorporated herein by
          reference).
10.15     Trust Agreement dated as of July 16, 1999, between Carmike,
          Michael W. Patrick, F. Lee Champion, III and Larry M. Adams
          (filed as Exhibit 10.23 to the 1999 Form 10-K and
          incorporated herein by reference).
10.16     Carmike Cinemas, Inc. Employee Retention and Severance Plan
          (filed as Exhibit 10.22 to the 2000 Form 10-K and
          incorporated herein by reference).
10.17     Carmike Cinemas, Inc. 2002 Stock Plan (filed as Exhibit 4.2 to Carmike's Form S-8 filed March 29, 2002 and incorporated herein by reference).
10.18     Employment Agreement, dated as of January 31, 2002, between
          Carmike and Michael W. Patrick (filed as Exhibit 10 to
          Carmike's Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
21        List of Subsidiaries (filed as Exhibit 21 to Carmike's Form
          10-K for the year ended December 31, 2000 and incorporated herein by reference).
23.1      Consent of Ernst & Young LLP.
23.2*     Consent of Troutman Sanders LLP (included in Exhibit 5).
24        Power of Attorney (set forth on signature page).

---------------
  *  To be filed by amendment.

(b) Financial Statement Schedules.

     The following consolidated financial statement schedule is included herein:

Schedule II -- Valuation and Qualifying Accounts

     All other financial statement schedules are omitted because they are not applicable or are not required under the related instructions, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.  UNDERTAKINGS

     The company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Georgia, on June 7, 2002.

                                          CARMIKE CINEMAS, INC.

                                          By:     /s/ MARTIN A. DURANT
                                            ------------------------------------
                                              Martin A. Durant
                                              Senior Vice President -- Finance,
                                              Chief
                                              Financial Officer and Treasurer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael W. Patrick and Martin A. Durant, jointly and severally, his or her attorneys-in-fact, each with power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, to sign a Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of June, 2002.


             /s/ MICHAEL W. PATRICK               Chairman of the Board of Directors, President and
------------------------------------------------  Chief Executive Officer (Principal Executive
               Michael W. Patrick                 Officer)

              /s/ MARTIN A. DURANT                Senior Vice President-Finance, Treasurer and Chief
------------------------------------------------  Financial Officer (Principal Financial and
                Martin A. Durant                  Accounting Officer)

               /s/ IAN M. CUMMING                 Director
------------------------------------------------
                 Ian M. Cumming

         /s/ ELIZABETH COGAN FASCITELLI           Director
------------------------------------------------
           Elizabeth Cogan Fascitelli

            /s/ RICHARD A. FRIEDMAN               Director
------------------------------------------------
              Richard A. Friedman



            /s/ ALAN J. HIRSCHFIELD               Director
------------------------------------------------
              Alan J. Hirschfield

             /s/ JOHN W. JORDAN, II               Director
------------------------------------------------
               John W. Jordan, II

             /s/ C.L. PATRICK, JR.                Director
------------------------------------------------
               C.L. Patrick, Jr.

           /s/ KENNETH A. PONTARELLI              Director
------------------------------------------------
             Kenneth A. Pontarelli

              /s/ ROLAND C. SMITH                 Director
------------------------------------------------
                Roland C. Smith

             /s/ DAVID W. ZALAZNICK               Director
------------------------------------------------
               David W. Zalaznick

                                  EXHIBIT LIST

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1*        Form of Underwriting Agreement.
 2.1      Debtors' Joint Amended Joint Plan of Reorganization Under
          Chapter 11 of the Bankruptcy Code, dated November 14, 2001
          (filed as Exhibit 99 to Carmike's Current Report on Form 8-K filed November 19, 2001 and incorporated herein by
          reference).
 2.2      Debtors' Amended Disclosure Statement pursuant to Section
          1125 of the Bankruptcy Code dated November 14, 2001 (filed as Exhibit T-3E1 to Carmike's Form T-3 filed on December 11,
          2001 and incorporated herein by reference).
 3.1      Amended and Restated Certificate of Incorporation of Carmike
          (filed as Exhibit 3.1 to Carmike's Amendment to Form 8-A
          filed January 31, 2002 and incorporated herein by
          reference).
 3.2      Amended and Restated By-laws of Carmike (filed as Exhibit
          3.2 to Carmike's Amendment to Form 8-A filed January 31,
          2002 and incorporated herein by reference).
 4.1      Indenture dated January 31, 2002 between Carmike, the
          subsidiary guarantors named therein and Wilmington Trust
          Company, as Trustee (filed as Exhibit 4.1 to Carmike's Form
          10-K for the year ended December 31, 2001 and incorporated herein by reference).
 4.2      Stockholders' Agreement, dated as of January 31, 2002 by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No. 1 to Schedule 13D of
          Goldman, Sachs & Co., et. al., dated February 8, 2002 and
          incorporated herein by reference).
 4.3      Registration Rights Agreement, dated as of January 31, 2002, by and among Carmike Cinemas, Inc. and certain stockholders
          (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of
          Goldman, Sachs & Co., et. al., dated February 8, 2002 and
          incorporated herein by reference).
5*        Opinion of Troutman Sanders LLP
10.1      Term Loan Credit Agreement dated January 31, 2002 among
          Carmike Cinemas, Inc., BNY Asset Solutions LLC as
          Administrative Agent, and the various banks or other
          financial institutions from time to time parties to the
          agreement as Lenders (filed as Exhibit 10.1 to Carmike's
          Form 10-K for the year ended December 31, 2001 and
          incorporated herein by reference).
10.2      $50,000,000 Credit Agreement dated as of January 31, 2002
          among Carmike Cinemas, Inc., Eastwynn Theatres, Inc.,
          General Electric Corporation as Agent and Lender, GECC
          Capital Markets Group, Inc. as Lead Arranger, the various
          subsidiaries from time to time parties to the agreement as credit parties, and the various banks or other financial
          institutions from time to time parties to the agreement as
          Lenders (filed as Exhibit 10.2 to Carmike's Form 10-K for
          the year ended December 31, 2001 and incorporated herein by reference).
10.3      Stock Purchase Agreement dated as of June 27, 1997 by and
          between the stockholders of Morgan Creek Theatres, Inc.;
          stockholders of SB Holdings, Inc.; members of RDL Consulting
          Limited Liability Company; Morgan Creek Theatres, Inc.; SB
          Holdings, Inc.; RDL Consulting Limited Liability Company;
          First International Theatres; Carmike and Eastwynn Theatres,
          Inc. (filed as Exhibit 2 to Carmike's Form 10-Q for the
          fiscal quarter ended June 30, 1997, and incorporated herein by reference).
10.4      Carmike Deferred Compensation Agreement and Trust Agreement
          dated as of January 1, 1990 (filed as Exhibit 10(u) to
          Carmike's Form 10-K for the year ended December 31, 1990,
          and incorporated herein by reference).
10.5      Aircraft Lease dated July 1, 1983, as amended June 30, 1986, by and between C.L.P. Equipment and Carmike (filed as
          Exhibit 10(h) to Carmike's Registration Statement on Form
          S-1 (Registration No. 33-8007), and incorporated herein by reference).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.6      Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Kingsport,
          Tennessee) (filed as Exhibit 10(i) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.7      Equipment Lease Agreement dated January 29, 1983 by and
          between Michael W. Patrick and Carmike (Valdosta, Georgia)
          (filed as Exhibit 10(j) to Carmike's Registration Statement on Form S-1 (Registration No. 33-8007), and incorporated
          herein by reference).
10.8      Equipment Lease Agreement dated November 23, 1983 by and
          between Michael W. Patrick and Carmike (Nashville (Belle
          Meade), Tennessee) (filed as Exhibit 10(k) to Carmike's
          Registration Statement on Form S-1 (Registration No.
          33-8007), and incorporated herein by reference).
10.9      Equipment Lease Agreement dated December 17, 1982 by and
          between Michael W. Patrick and Carmike (Opelika, Alabama)
          (filed as Exhibit 10(l) to Carmike's Registration Statement on Form S-1 (Registration No. 33-8007), and incorporated
          herein by reference).
10.10     Equipment Lease Agreement dated July 1, 1986 by and between
          Michael W. Patrick and Carmike (Muskogee and Stillwater,
          Oklahoma) (filed as Exhibit 10(m) to Carmike's Registration
          Statement on Form S-1 (Registration No. 33-8007), and
          incorporated herein by reference).
10.11     Summary of Extensions of Equipment Lease Agreements, which are Exhibits 10(f), 10(g), 10(h), 10(i), and 10(k) (filed as
          Exhibit 10(o) to Carmike's Form 10-K for the fiscal year
          ended December 31, 1987, and incorporated herein by
          reference).
10.12     Summary of Extensions of the Equipment Lease Agreements,
          which are Exhibits 10(f), 10(g), 10(h), 10(i), and 10(k) as extended as shown in Exhibit 10(m) (filed as Exhibit 10(n)
          to Carmike's Form 10-K for the year ended December 31, 1991, and incorporated herein by reference).
10.13     Summary of Extensions of Aircraft Lease Agreement and
          Equipment Lease Agreement which are Exhibits 10(e) and 10(k)
          (filed as Exhibit 10(o) to Carmike's Form 10-K for the year ended December 31, 1991, and incorporated herein by
          reference).
10.14     Second Amended and Restated Master Lease dated September 1,
          2001 between MoviePlex Realty Leasing, L.L.C. and Carmike
          (filed as Exhibit 10.17 to Carmike's Form 10-K for the year ended December 31, 2001 and incorporated herein by
          reference).
10.15     Trust Agreement dated as of July 16, 1999, between Carmike,
          Michael W. Patrick, F. Lee Champion, III and Larry M. Adams
          (filed as Exhibit 10.23 to the 1999 Form 10-K and
          incorporated herein by reference).
10.16     Carmike Cinemas, Inc. Employee Retention and Severance Plan
          (filed as Exhibit 10.22 to the 2000 Form 10-K and
          incorporated herein by reference).
10.17     Carmike Cinemas, Inc. 2002 Stock Plan (filed as Exhibit 4.2 to Carmike's Form S-8 filed March 29, 2002 and incorporated herein by reference).
10.18     Employment Agreement, dated as of January 31, 2002, between
          Carmike and Michael W. Patrick (filed as Exhibit 10 to
          Carmike's Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
21        List of Subsidiaries (filed as Exhibit 21 to Carmike's Form
          10-K for the year ended December 31, 2000 and incorporated herein by reference).
23.1      Consent of Ernst & Young LLP.
23.2*     Consent of Troutman Sanders LLP (included in Exhibit 5).
24..      Power of Attorney (set forth on signature page).

---------------

* To be filed by amendment.